UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			15
Income Statements			19
Statements of Changes in Stockholders' Equity - Bank			20
Statements of Changes in Stockholders' Equity - Consolidated			21
Statements of Cash Flows			22
Statements of Value Added			23
Notes to the Financial Statements
Note	1	. General Information	24
Note	2	. Presentation of Financial Statements	24
Note	3	. Significant Accounting Practices	24
Note	4	. Cash and Cash Equivalents	31
Note	5	. Interbank Investments	31
Note	6	. Securities and Derivatives Financial Instruments	32
Note	7	. Interbank Accounts	53
Note	8	. Loan Portfolio and Allowance for Loan Losses	53
Note	9	. Foreign Exchange Portfolio	57
Note	10	. Securities Trading and Brokerage	58
Note	11	. Tax Credits	58
Note	12	. Other Receivables - Other	61
Note	13	. Non-Current Assets Held for Sale	61
Note	14	. Dependences Information and Foreign Subsidiary	61
Note	15	. Investments in Affiliates and Subsidiaries	63
Note	16	. Fixed Assets	68
Note	17	. Intangibles	68
Note	18	. Funding and Borrowings and Onlendings	69
Note	19	. Tax and Social Security	72
Note	20	. Subordinated Debts	73
Note	21	. Debt Instruments Eligible to Compose Capital	74
Note	22	. Other Payables - Other	74
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	75
Note	24	. Stockholders’ Equity	77
Note	25	. Operational Ratios	79
Note	26	. Related Parties	79
Note	27	. Income from Services Rendered and Banking Fees	85
Note	28	. Personnel Expenses	86
Note	29	. Other Administrative Expenses	86
Note	30	. Tax Expenses	87
Note	31	. Other Operating Income	87
Note	32	. Other Operating Expenses	88
Note	33	. Non-Operating Result	88
Note	34	. Income Tax and Social Contribution	88
Note	35	. Employee Benefit Plans - Post-Employment Benefits	89
Note	36	. Risk Management Structure	97
Note	37	. Corporate Restructuring	99
Note	38	. Other Information	99
Executive’s Report of Financial Statements			100
Executive’s Report of Independent Auditors' Report			101

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2017, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Commission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended September 30, 2017, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

The feeling about the brazilian economy has improved throughout 2017. On the one hand, there are increasingly convincing signs that the economy has entered into a recovery route, led by agriculture/farming and exports transactions in the first quarter, for the release of FGTS resources in the 2nd quarter, and consolidated with a gradual, but consistente, improvement in the labor market and credit conditions. There are enough signs to sustain the expectation of resumption of economic growth, leaving behind the longest and deepest recession in Brazilian history.

Inflation has surprised downward, consolidating a prospect that will remain close to the objectives of the monetary authority in the coming years. With the inflation comfortably around the target, the interest rate (short-term interbank rate) should reach the lowest level of the last 60 years, opening space for important structural changes in the Brazilian economy. It reflects notably a new cycle of credit expansion and market development of capital.

Consolidating a favorable scenario requires advancement in the process of structural reforms, especially in the fiscal area, in order to reverse the upward trend of the public debt. Measures to improve the business environment and boost productivity are also necessary to ensure sustainable growth and improvement of social indicators.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Financial Income	59,752.2	65,590.0	-8.9	20,025.5	18,626.3	7.5
Financial Expenses	(38,435.1)	(43,158.6)	-10.9	(11,239.1)	(13,616.4)	-17.5
Gross Profit From Financial Operations (1) (2)	21,317.1	22,431.4	-5.0	8,786.4	5,009.9	75.4
Other Operating (Expenses) Income (3)	(10,490.9)	(10,352.1)	1.3	(4,066.4)	(3,050.7)	33.3

Operating Income	10,826.2	12,079.3	-10.4	4,720.1	1,959.2	140.9

Non-Operating Income (4)	(312.6)	39.7	-887.2	(34.5)	(209.7)	-83.5

Income Before Taxes on Income and Profit Sharing	10,513.6	12,119.0	-13.2	4,685.5	1,749.6	167.8

Income Tax and Social Contribution (1)	(3,612.0)	(7,034.5)	-48.7	(2,343.1)	576.4	-506.5
Profit Sharing	(1,102.8)	(947.0)	16.4	(437.8)	(345.7)	26.6
Minority Interest (5)	(300.3)	(141.8)	111.8	(109.9)	(100.8)	9.1

Consolidated Net Income	5,498.6	3,995.7	37.6	1,794.7	1,879.5	-4.5

Excludes goodwill amortizations expenses	1,368.5	1,354.2	1.1	457.1	455.8	0.3

Net Income Excluding Goodwill Amortization	6,867.1	5,349.9	28.4	2,251.7	2,335.2	-3.6

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$Million)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Operating Income	21,317.1	22,431.4	-5.0	8,786.4	5,009.9	75.4
IR/CSLL (hedge)	(596.4)	(6,020.7)	-90.1	(1,226.5)	1,502.4	-181.6
PIS/Cofins (hedge)	(64.6)	(652.7)	-90.1	(132.9)	162.8	-181.6
Adjusted Gross Profit From Financial Operations (2)	20,656.1	15,758.0	31.1	7,427.0	6,675.1	11.3

INCOME TAX AND SOCIAL CONTRIBUITION (R$Million)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Income Tax and Social Contribution	(3,612.0)	(7,034.5)	-48.7	(2,343.1)	576.4	-506.5
IR/CSLL (hedge)	596.4	6,020.7	-90.1	1,226.5	(1,502.4)	-181.6
PIS/Cofins (hedge)	64.6	652.7	-90.1	132.9	(162.8)	-181.6
Adjusted Income Tax and Social Contribution	(2,951.0)	(361.1)	717.2	(983.7)	(1,088.8)	-9.7

1) Hedge of the foreign investments

The Bank operates a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings. To protect the exposures in exchange rate variations, the Bank uses derivatives. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable for PIS/COFINS/IR/CSLL purposes, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

HEDGE OF THE FOREIGN INVESTIMENTS (R$Million)		9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Exchange Variation		(729.0)	(7,361.6)	-90.1	(1,499.2)	1,836.3	-181.6
Derivative Financial Instruments		1,390.0	14,035.0	-90.1	2,858.6	(3,501.5)	-181.6
PIS/Cofins		(64.6)	(652.7)	-90.1	(132.9)	162.8	-181.6
IR/CSLL		(596.4)	(6,020.7)	-90.1	(1,226.5)	1,502.4	-181.6

2) Gross Profit from Financial Operations

The increase in the first nine months of 2017 compared to the same period of the previous year was mainly due to higher credit revenues, customer funding and market activities. The improvement in the Allowance for Loan Losses (3.8%), in the same comparison period, reflecting the solidity of Banco Santander's risk models, with greater predictability in the life cycle of clients, by keeping the quality indicators of the loan portfolio under control credit.

3) Other Operating (Expenses) Income

Fees - Incomes from Services Rendered and Banking Fees grew, mainly, due to the higher transactionality. This was due to: (a) credit/debit card commission and Acquirer Services, which totaled R$3,546 million in the first nine months of 2017, a growth of 24.0% in 12 months and a 5.5% increase in 3 months due to higher sales volume; (b) current account service totaled R$2,144 million in the year to date, an increase of 14.0% in twelve months, influenced by the increase in customer bonding, higher transactionality and product realignment; and (c) insurance commissions totaled R$1,795 million in the first nine months of 2017, an increase of 17.9% in 12 months, due to the expansion of the product portfolio and growth of the lending product, which accompanies the credit dynamics. In three months, these revenues decreased by 7.2%, mainly due to the campaigns carried out in the last quarter, which did not occur during this period.

General Expenses - The total of general expenses including personnel expenses, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 5.4% in 12 months, while personnel and profit sharing expenses increased 5.4% and other administrative expenses increased 5.3%, in the same comparison period. The increase in personnel expenses was mainly influenced by higher compensation expenses, due to the incentive to meritocracy aligned with the performance of the business. Expenses were also impacted by collective agreement, which occurred in September 2017. The growth in administrative expenses was mainly influenced by higher expenses with specialized technical services and third-party services, resulting from operational improvements and strengthening of several products and services that were added to the digital platform, advertising, promotions and advertising, due to greater commercial actions in the period and data processing, related to the increase of trans-nationality.

4) Operating Income

In the second quarter of 2017, includes R$338 million of provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

5) Minority Shareholdings

The increase was mainly due to the growth in the results of the subsidiaries Banco RCI, Olé, Getnet and entities that also hold the minority interest of the Santander Group's external partners.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Sep/17	Sep/16	annual changes %	Jun/17	Sep/17 vs. Jun/17 changes %	Dec/16	Sep/17 vs. Dec/16 changes %
Current and Long-Term Assets	664,984.2	647,837.0	2.6	640,994.6	3.7	688,673.4	-3.4
Permanent Assets	11,784.2	13,348.8	-11.7	12,055.9	-2.3	13,031.1	-9.6
TOTAL ASSETS	676,768.5	661,185.8	2.4	653,050.4	3.6	701,704.5	-3.6

Current and Long-Term Liabilities	611,636.8	597,106.1	2.4	589,129.0	3.8	640,842.7	-4.6
Deferred Income	505.5	565.0	-10.5	519.4	-2.7	564.6	-10.5
Minority Interest	2,267.6	2,194.1	3.3	2,544.5	-10.9	2,525.7	-10.2

Stockholders' Equity	62,358.6	61,320.6	1.7	60,857.5	2.5	57,771.5	7.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	676,768.5	661,185.8	2.4	653,050.4	3.6	701,704.5	-3.6

Total assets are mainly represented:

(R$Millions)	Sep/17	Sep/16	annual changes %	Jun/17	Sep/17 vs. Jun/17 changes %	Dec/16	Sep/17 vs. Dec/16 changes %
Loan Portfolio	262,964.7	247,324.4	6.3	256,764.6	2.4	256,883.0	2.4
Securities and Derivative Financial Instruments (1)	182,557.1	153,134.7	19.2	168,390.6	8.4	169,589.7	7.6
Interbank Investments	49,963.2	63,960.5	-21.9	51,599.1	-3.2	59,669.2	-16.3
Interbank Accounts	68,276.8	64,573.4	5.7	68,134.6	0.2	62,900.2	8.5

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity, in the amount of R$9,133.7 million on Sep 30, 2017 (12/31/2017 - R$9,388.4 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Sep/17	Sep/16	annual changes %	Jun/17	Sep/17 vs. Jun/17 changes %	Dec/16	Sep/17 vs. Dec/16 changes %
Individuals (1)	102,263.2	88,440.2	15.6	97,413.6	5.0	91,414.3	11.9
Consumer Finance	39,178.0	33,868.1	15.7	36,988.2	5.9	34,777.1	12.7
Small and Medium-sized Entities	32,944.6	32,223.8	2.2	32,552.2	1.2	32,798.8	0.4
Large-sized Entity	88,578.9	92,792.3	-4.5	89,810.6	-1.4	97,892.8	-9.5
Total Loan portfolio (gross)	262,964.7	247,324.4	6.3	256,764.6	2.4	256,883.0	2.4
Other Credit Risk Operations	73,441.1	63,640.5	15.4	68,179.1	7.7	65,900.1	11.4
Total Extended Portfolio (gross)	336,408.8	310,964.9	8.2	324,943.7	3.5	322,783.1	4.2
Allowance for Loan Losses	(17,326.6)	(17,280.5)	0.3	(17,229.3)	0.6	(18,332.7)	-5.5
Total Loan portfolio (net)	319,082.2	293,684.4	8.6	307,714.4	3.7	304,450.4	4.8
(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$137,061 on September 30, 2017 (09/30/2016 - R$118,505).

The total of funding resources increased 6.0%, compared with September, 2016, with highlight to the growth of Time Deposits, due to the reduction in funding with Treasury Bills and from Bacen Resolution 4,527/16, which restricted the renewal of repurchase agreements with debentures issued by Leasing from May 2017.

Delinquency

The over-90-day delinquency ratio reached 2.9% of the total credit portfolio in September 2017, down 0.6% over September, 2016 (3.5%) and down 0.5% over December, 2016 (3.4%). The indicators are at controlled levels and reflect the strength of the culture and risk management.

Allowance for loan losses represents 6.6% of the loan portfolio in September 2017, 7.1% in December, 2016 and 6.7% in June, 2017.

The allowance for loan losses, net of revenues with recovery of loans previously written off in period year ended on September 30, 2017 is R$7,016.5 million and R$7,206.1 million in 2016, YoY, decrease of 2.6%, reflecting the solidity of Banco Santander's risk model, with greater predictability in the life cycle of clients, by keeping the quality indicators of the loan portfolio under control.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$Millions)	Sep/17	Sep/16	annual changes %	Jun/17	Sep/17 vs. Jun/17 changes %	Dec/16	Sep/17 vs. Dec/16 changes %
Demand Deposits	15,979.8	15,452.3	3.4	16,175.3	-1.2	16,006.3	-0.2
Saving Deposits	38,570.2	34,764.1	10.9	37,063.8	4.1	36,051.5	7.0
Time Deposits	146,867.2	87,483.2	67.9	122,481.9	19.9	90,524.8	62.2
Debentures/LCI/LCA(1)	68,730.9	87,282.2	-21.3	78,311.4	-12.2	90,426.3	-24.0
Treasury Bills/Structured Operations Certificates	39,095.5	66,744.0	-41.4	46,635.3	-16.2	65,393.3	-40.2

Total Funding	309,243.6	291,725.8	6.0	300,667.6	2.9	298,402.3	3.6
(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

The total of funding resources increased 6.0%, compared with September, 2016, with highlight to the growth of Time Deposits, due to the reduction in funding with Treasury Bills and from Bacen Resolution 4,527/16, which restricted the renewal of repurchase agreements with debentures issued by Leasing from May 2017.

2.5) Stockholders’ Equity

In September 2017, Banco Santander consolidated stockholders’ equity presented an increase of 7.9% compared to December, 2016 and an increase of 1.7% YoY.

The variation in Stockholders' Equity between September 2017 and December 2016 was mainly due to the variation of the employee benefits plan in the amount of R$444.0 million, negative variation of the equity valuation adjustment (securities and derivative financial instruments) in the amount of R$1,073.7 million and the net income for the period In the amount of R$5,498.6 million and reduced by the highlight of Interest on Capital in the amount of R$1,500 million. In addition, CMN Resolution 4,512 dated July 28, 2016 and Circular Letter Bacen 3,782 dated on September 19, 2016, established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, In the appropriate account of the liability, taking into consideration the result of the period, prospectively from January 1, 2017. The provisions previously recorded had their effect recorded in shareholders' equity, with a counterpart account in liabilities. The adoption of this standard in the period ended on September 30, 2017, impacted shareholders' equity (first adoption) by R$179.3 million, net of tax effect.

Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

		Sep/17		Dec/16
		Quantity		Quantity
		Units	Units	ADRs
Treasury shares at beginning of the period		25,786	7,080	13,138
Cancellation (1) (2)		(32,276)	13,138	(13,138)
Shares Acquisitions		12,768	14,284	-
Payment - Share-based compensation		(4,440)	(8,716)	-
Treasury shares at end of the period		1,838	25,786	-
Subtotal - Treasury Shares in thousands of reais		R$ 26,158	R$ 513,889	R$ -
Emission Costs in thousands of Reais		R$ 182	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais		R$ 26,340	R$ 514,034	R$ -

Cost/market Value		Units	Units	ADRs
Minimum cost		R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost		R$ 25.62	R$ 19.93	US$ 6.17
Maximum cost		R$ 32.29	R$ 26.81	US$ 10.21
market value		R$ 27.64	R$ 28.32	US$ 8.58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the EGM held on September, 18, 2017, it was approved the cancellation of 64.551.366 treasury shares (equivalent to 32.276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominative and without value which represent the Banco Santander´s capital.

In the first nine months of 2017, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)		9M17	12M16	9M16
Interest on capital		1,500.0	3,850.0	500.0
Interim Dividends		0.0	700.0	0.0
Intercalary Dividends		0.0	700.0	0.0
Total		1,500.0	5,250.0	500.0

(1) In the third quarter of 2017, the Board of Directors resolved on Interest on Capital in the amount of R$1 billion.

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed of 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum CET1 to 5.125%.

For the base year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum CET1 5.75%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, as shown bellow:

BASEL INDEX %	Sep/17	Jun/17	Dec/16	Sep/16
Basel Index - consolidated	16.18	16.50	16.30	17.60

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended Set 30, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	44,266.0	6,016.9	263.9	1,925.0
Aymoré Crédito, Financiamento e Investimento S.A.	36,156.5	1,734.7	355.6	30,056.7
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,014.3	2,811.5	21.3	1,479.6
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current	9,805.1	738.4	65.5	9,515.5
Corporate Name of Banco Bonsucesso Consignado S.A.)
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	18,983.4	1,738.6	318.2	0.0
Banco PSA Finance Brasil S.A.	1,898.0	302.6	32.7	1,641.2
Banco RCI Brasil S.A.	8,807.3	1,054.8	136.9	7,202.7
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,018.4	564.9	7.6	0.0

(1) Includes Leasing portfolio and other credits.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Change in the scope of consolidation

As of January 1, 2017, came into force CMN resolution No. 4,517 of August 24, 2016, with prospective application, which establishes that equity interests in jointly-controlled companies must be accounted for using the equity method. In view of this, Banco Santander ceased to consolidate the companies Cibrasec Companhia Brasileira de Securitização, Norchem Participações e Consultoria S.A., Estruturadora Brasileira de Projetos S.A., Campo Grande Empreendimentos, Webmotors S.A., PSA Corretora de Seguros e Serviços Ltda. and TecBan - Tecnologia Bancária S.A. and subsidiaries. The change did not significantly impact the consolidated financial statements.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billions. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units.

3.3) Opening of the branch in Luxembourg

The Bacen, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization by the Luxembourg financial authority.

3.4) Non-Current Assets Held for Sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently named Rojo Entretenimento S.A.), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.5) Accession to the Program, according to MP 783/2017

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions related to the periods from 1999 to 2005. Accordingly, expenses were recorded in the third quarter of 2017, in the lines of administrative expenses, operating expenses and taxes, totaling R$334 million, after tax effects.

3.6) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

b) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and other banks in the brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

c) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups.

d) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the transaction closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

e) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

f) Other Corporate Events

Also performed the following corporate actions:

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 (one hundred thousand) common shares to one (1) common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from one million, three hundred and seventy thousand, nine hundred and fourteen (1,370,914) to thirteen (13) common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 (eleven reais and twenty two cents) per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. For this, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform;

• Improve profitability, recurrence and sustainability, growing in business, with greater diversification of revenues, considering a balance between credit, funding and services, while maintaining a preventive risk management and strict control of expenses;

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities; and

• Increase productivity through an intense business improvement agenda that enables a complete portfolio of services to be delivered.

The results show that the strategy implemented over the last years has been assertive. Banco Santander continues to expand profitable market share: by August 2017, it achieved 8.5% market share in credit, a 59 bps increase in 12 months and a 9.6% increase in deposits, an increase of 197 bps in the same period . The Bank is focused on expanding its business and constantly improving its customer experience, providing more and more innovative solutions.

Retail

• Cards: strong growth in credit revenues for the eighth consecutive quarter, reaching 14.5%¹ of market share, with a 160 bps increase in 12 months. Santander Way continues to have a good appraisal in the application market, with 5 stars in the Apple Store and 4.7 stars in Google Play and already reached in that first year, more than 2 million unique users;

• Consigned: strong growth in production (+ 52.2% in the 12-month period), with growth above market, which has contributed to increase market share (+390 bps in 12 months), reaching 13.3%² The digital payroll, which allows the contracting of the product through the mobile phone, has been launched, and has already reached more than 65,500 simulations per month, which positions Banco Santander to capture business opportunities and reinforces the strategy of providing better experience for customers;

• Investments: Santander One, a financially oriented digital channel with investment focus, has opened more than 2.3 million views since launch in August, 2017. Banco Santander continues to improve the offer of investments for its clients, with the concept of financial advisory services with the closest customer service; and

• Superdigital: in the quarter, the customer base increased, with an increase of 113 thousand new accounts, totaling 1.2 million customers.

Getnet

• Revenue totaled R$99,944 million in the year, with strong growth (+ 33% in 12 months), influenced by the increase in credit revenues (+ 32% in 12 months) and debt (+ 35% in 12 months ), with a performance superior to the market. Total transactions totaled 1,119 million, an increase of 31% in 12 months. For trismestre, it is estimated to reach 11.6%[3] of market share, with evolution of 180 bps in 12 months. In this quarter, the distribution of "Vermelhinha" was increased for rent and purchase in all agencies for account holders and non-account holders. Banco Santander was the most important acquirer in Latin America, ranking second in transactions on the web[4] and fourth in total transactions[4].

SMEs

• Agro: Banco Santander continues to expand its corporate credit portfolio, with a market share of 8.7%[2] (+440 bps in 12 months), improving specialized services to enable appropriate solutions for the segment; and

• Companies: Banco Santander increased its market share (+80 bps) in 12 months, reaching 8.8%[5] and continues to strengthen this segment with differentiated, sectorized and specialized services, with the objective of expanding the portfolio and expanding the portfolio. customer base and marketing.

Strengthening Leading Business

• Santander Financing: Banco Santander continues to lead the vehicle financing, with a market share of 22.5%[2] (+300 bps in 12 months). The digital platform + Negócios continues to support the expansion of the portfolio, with an increase of 70% of the single vehicle credit simulations compared to December 2016. In addition, the digital platform + Vezes was opened, focused on the segment of goods and services (CDC6), which has already reached approximately 164 thousand unique simulations per month; and

• Global Corporate Banking (GCB): (i) In ECM (Equity Capital Market)[7], the Bank leads operations in Brazil, according to Dealogic (ii) the Bank continues to be recognized as a leader in financial advisory services for financing of projects in Brazil, by Dealogic[8] and Anbima[9], and in the exchange market, by Bacen[2].

Customer bonding

The growth in the customer base highlights the continued focus on improving customer experience. The Bank continues to expand digital transactions. Sales of e-commerce personal credit product increased by 2.2x in 12 months and certificates grew 2.0x.

Recognition

• Brazil's Best Treasury.[10]

• Among the Best Research in Brazil and Latin America.[11]

(1) Source ABECS, base date of June 2017.

(2) Source Bacen, base date of August 2017.

(3) Santander Brazil Source, estimated market share.

(4) Source Nilson Report, base date of 2016.

(5) Bacen Source, June 2017 base date.

(6) Direct consumer credit.

(7) Source Dealogic, ECM - Fully Marketed, base date of October 16, 2017.

(8) Financial Advisory Americas. Dealogic 9M17.

(9) Financial Advisor - leader since 2008, ANBIMA 2016.

(10) Source Euromoney.

(11) Source Institutional Investor Magazine.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

6) Corporate Governance

The Board of Directors approved, in a meeting held on October 24, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended September 30, 2017.

The Board of Directors approved, in a meeting held on August 31, 2017, in compliance with CMN Resolution nº 4.557 of February 23, 2017: (i) the appointment of Mr. Antonio Pardo de Santayana Montes as Officer responsible for risk management (CRO) of the Prudential Conglomerate of the Bank ("Santander Conglomerate"); (ii) the appointment of Mr. Angel Santodomingo Martell as Officer responsible for capital management of Santander Conglomerate; (iii) the amendments in the Internal Regulations of the Company's Risk and Compliance Committee; (iv) the amendments in the Internal Regulations of the Company's Board of Directors; and (v) the appointment of the members of the Risk and Compliance Committee of Santander Conglomerate, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting: Messrs. Álvaro Antonio Cardoso de Souza, Bernardo Parnes, Conrado Engel, Deborah Stern Vieitas, acting as coordinator, and José de Paiva Ferreira. The directors responsible for risk management (CRO) and capital management indicated for the functions established by the standard, had previously exercised them in compliance with the best practices adopted by Banco Santander.

The Board of Directors approved, in a meeting held on August 29, 2017, the exoneration of Mr. Flávio Tavares Valadão from your post of Officer without specific designation of the Bank.

The Board of Directors approved, in a meeting held on August 25, 2017, the election of Mr. Mário Roberto Opice Leão as Executive Vice-President, for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2019 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on August 14, 2017, the appointment of Mr. Carlos Rey de Vicente as member of the Company's Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved, in a meeting held on July 31, 2017, the exoneration of Mr. João Guilherme de Andrade So Consiglio from your post of Vice-President Executive Officer of the Bank.

The Board of Directors approved, in a meeting held on July 26, 2017, the exoneration of Mr. Mario Adolfo Libert Westphalen from your post of Officer without specific designation of the Bank.

The Board of Directors approved, in a meeting held on July 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended June 30, 2017.

The Board of Directors approved in a meeting held on May 30, 2017, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Bacen.

The Board of Directors approved in a meeting held on May 09, 2017, at 9h30min a.m., the appointment, in place of Mrs. Maria Lucia Ettore de Jesus, of Mr. Valdemir Moreira de Lima, for the function of Ombudsman of the Banco Santander, for term of office of 1 year, with effect from the date of such meeting.

The Board of Directors approved in a meeting held on May 02, 2017: (i) the appointment of the Company’s Audit Committee members, for a one (1) year term, until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2018; (ii) the appointment of the Company’s Risks and Compliance Committee members, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17; and (iii) the appointment of the members of the Sustainability, Nomination and Governance and Remuneration Committees of the Banco Santander, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved in a meeting held on May 02, 2017: the election, for a new term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, of the members to compose the Banco Santander’s Board of Executive Officers.

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements,  prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2017.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander carried out a mapping of necessary actions aiming at adherence to the new resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander has a capital management structure marked by a robust governance framework, which enables the Entity to define, in an efficient way, the functions of each area. Furthermore, there is a clear definition about which processes and activities should be developed to ensure an effective capital management, under both normal and stressed conditions. In this way, the institution aims to maintain a solid capital structure, in compliance with regulatory requirements and generating profits for its shareholders.

7.3) Credit Risk

Credit risk is the exposure to losses in the event of total or partial default of the clients or the counterparties in the fulfillment of their financial obligations with Banco Santander. Credit risk management seeks to provide support for the definition of strategies, in addition to setting limits, covering analysis of exposures and trends, as well as the effectiveness of credit policy. The objective is to maintain a risk profile and adequate minimum profitability that compensates the estimated default risk of the client and the portfolio, as defined by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, the Bank it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational Risk Control and Technological and Cyber Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the third quarter of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of the Banco Santander with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 47,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way, which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the third quarter highlights of Social and Financial Inclusion are: Prospera Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs, it disbursed approximately BRL 479.6 million, in 2017 (22% above  the same period of 2016).

 In the scope of Private Social Investment, "Amigo de Valor", program, which allows the Bank, as well as its employees and clients to direct part of their due income tax to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2017, to accompany the development of 36 projects throughout Brazil, which must serve more than 4 thousand children and adolescents in situation of social risks. In 2017, Parceiros em Ação Program, that support development of micro entrepreneurs in low-income regions where Prospera Santander Microcredit is present, trained 1,069 entrepreneurs in 17 Brazilian cities.

The corporate program of volunteer "Escola Brasil" (PEB), promoted 293 action with 61,957 beneficiaries. In relation to Education pillar, the Bank has partnerships with 324 higher education institutions and in the third quarter of 2017, Santander Universidades Brazil has granted 1,817 scholarships, of these 1,024 are international and 793 are national. In Social and environmental business and management, was carried out 5 sustainability events to small and medium enterprises in Avançar Negócios e Empresas Program and 4 events about sustainability in agribusiness, with focus on climate changes and best agriculture practices. About energy efficiency and renewable energy, was stimulated the growth of this sector in the market with financing for individuals or corporate entities, for example, realization of 689 contracts of photovoltaic solar energy, as well as large operations, for example, the issuance of Greenbonds to Kablin in the amount of BRL 500 million, for projects, involving renewable energies and energy efficiency, sustainable forest management, clean transport, waste management, sustainable water management, circular economy and other adaptations to climate change.

In September, Banco Santander and TNC (The Nature Conservancy) held the event "Tomorrow of the Amazon is Today" at the Museum of Tomorrow. The objective was to bring together leaderships to discuss ways to promote socioeconomic development in the region in a planned and integrated way, conserving the largest reserve of natural resources on the planet. The event had more than 180 participants including representatives from business, government, multilateral agencies, academia, NGOs and civil society, including indigenous communities.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander hereby inform that in the period ended on September 30, 2017, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration. As below:

Hiring date	Description of services
03/30/2017	Comfort Letter - Brazilian and International Offer
06/23/2017	Annual review of the accounting numbers of the MTN emission program
*Additional services totaled R$1.2 million, representing 8.6% of global compensation.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. Acceptance and professional services not related to external audit for the period ended September 30, 2017 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive
(Authorized at the Meeting of the Board of October 24, 2017).
***

Banco Santander (Brasil) S.A.

Interim Financial Statements

at September 30, 2017

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at September 30, 2017, and the related statements of income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at September 30, 2017, and the related consolidated statements of income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2017, their financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2017, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

São Paulo, October 24, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

3

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Notes	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Current Assets		371,602,138	451,755,119	404,677,442	451,815,929
Cash	4	6,753,084	5,513,365	7,080,486	5,723,084
Interbank Investments	5	72,155,107	80,312,979	49,617,656	59,513,115
Money Market Investments		43,717,315	47,405,162	43,787,314	47,479,196
Interbank Deposits		23,765,122	21,909,362	1,157,147	1,034,414
Foreign Currency Investments		4,672,670	10,998,455	4,673,195	10,999,505
Securities and Derivative Financial
Instruments	6	64,766,593	97,187,849	80,667,308	90,341,153
Own Portfolio		26,738,854	40,300,328	40,556,473	40,293,749
Subject to Repurchase Commitments		27,855,568	45,744,640	15,307,406	29,724,515
Derivative Financial Instruments		3,585,633	11,087,166	14,374,372	17,307,264
Deposited in the Central Bank		19,627	12,379	65,609	12,378
Privatization Currencies		779	927	779	927
Pledged in Guarantees		6,566,132	42,409	10,362,669	3,002,320
Interbank Accounts	7	67,611,280	62,355,313	68,003,332	62,732,413
Payments and Receipts Pending Settlement		1,632,798	1,179	1,633,104	1,179
Restricted Deposits:		65,757,365	60,823,290	66,149,111	61,200,390
Central Bank Deposits		65,756,801	60,821,548	66,148,547	61,198,648
National Housing System (SFH)		564	1,742	564	1,742
Interbank Transfers		204,934	1,507,241	204,934	1,507,241
Correspondents		16,183	23,603	16,183	23,603
Lending Operations	8	70,110,517	72,774,540	92,597,375	93,929,025
Public Sector		12,483	3,024	12,483	3,024
Private Sector		73,818,536	76,601,989	96,689,877	97,941,488
Lending Operations Assignment		-	-	196,235	460,090
(Allowance for Loan Losses)	8.f	(3,720,502)	(3,830,473)	(4,301,220)	(4,475,577)
Leasing Operations	8	-	4	1,334,929	1,492,080
Private Sector		-	5	1,354,895	1,518,203
(Allowance for Lease Losses)	8.f	-	(1)	(19,966)	(26,123)
Other Receivables		88,858,202	132,633,521	103,437,572	136,311,891
Credits for Avals and Sureties Honored		58,234	1,062	58,234	1,062
Foreign Exchange Portfolio	9	50,915,496	89,829,757	50,915,496	89,829,757
Income Receivable		739,407	1,459,653	745,033	747,168
Trading Account	10	1,447,570	1,527,178	1,678,465	1,695,397
Tax Credits	11	5,959,436	8,234,581	6,940,683	9,102,267
Others	12	30,179,105	31,949,644	43,588,702	35,349,654
(Allowance for Other Receivables Losses)	8.f	(441,046)	(368,354)	(489,041)	(413,414)
Other Assets		1,347,355	977,548	1,938,784	1,773,168
Non-Current Assets Held for Sale		130,713	-	130,713	-
Other Assets		940,250	740,639	1,439,071	1,317,152
(Allowance for Valuation)		(342,496)	(78,412)	(406,819)	(78,413)
Prepaid Expenses		618,888	315,321	775,819	534,429

Long-Term Assets		285,371,438	274,424,155	260,306,805	236,857,511
Interbank Investments	5	20,909,855	14,812,506	345,499	156,126
Interbank Deposits		20,909,855	14,812,506	345,499	156,126
Securities and Derivative Financial
Instruments	6	135,966,180	126,433,127	101,889,786	79,248,514
Own Portfolio		36,183,263	28,560,600	28,739,615	19,747,415
Subject to Repurchase Commitments		85,252,271	80,468,239	57,693,714	40,450,482
Derivative Financial Instruments		5,574,388	6,763,824	5,697,219	6,768,692
Deposited with the Central Bank		2,113,793	3,032,518	2,113,793	3,032,518
Privatization Currencies		1,426	1,846	1,426	1,846
Pledged in Guarantees		6,841,039	7,606,100	7,644,019	9,247,561
Interbank Accounts	7	273,429	167,818	273,429	167,818
Restricted Deposits:		273,429	167,818	273,429	167,818
National Housing System (SFH)		273,429	167,818	273,429	167,818
Lending Operations	8	86,488,087	84,068,998	109,145,872	101,366,048
Public Sector		54,475	63,205	54,475	63,205
Private Sector		97,432,718	96,120,967	120,911,745	114,148,328
Lending Operations Related to Assignment		161,616	164,402	158,555	164,402
(Allowance for Loan Losses)	8.f	(11,160,722)	(12,279,576)	(11,978,903)	(13,009,887)
Leasing Operations	8	-	2	1,248,151	1,332,698
Private Sector		1	2	1,284,866	1,363,828
(Allowance for Lease Losses)	8.f	(1)	-	(36,715)	(31,130)
Other Receivables		41,353,260	48,306,300	46,876,170	53,750,238
Receivables for Guarantees Honored		400,927	53,524	400,927	53,524
Foreign Exchange Portfolio	9	1,432,025	2,316,371	1,432,025	2,316,371
Income Receivable		199,620	213,362	199,620	213,362
Tax Credits	11	17,754,445	15,548,383	19,973,940	17,664,421
Others	12	21,995,736	30,476,712	25,370,448	33,879,141
(Allowance for Other Receivables Losses)	8.f	(429,493)	(302,052)	(500,790)	(376,581)
Other Assets		380,627	635,404	527,898	836,069
Temporary Assets		1,765	101,801	1,773	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		380,627	535,368	527,898	736,033

Permanent Assets		27,170,858	26,807,262	11,784,219	13,031,097
Investments		17,976,466	16,500,112	390,527	177,813
Investments in Affiliates and Subsidiaries:	15	17,958,046	16,480,840	371,851	158,548
Domestic		15,146,543	13,928,244	371,851	158,548
Foreign		2,811,503	2,552,596	-	-
Other Investments		45,451	51,830	51,220	62,879
(Allowance for Losses)		(27,031)	(32,558)	(32,544)	(43,614)
Fixed Assets	16	5,686,511	6,043,158	7,059,639	7,550,743
Real Estate in Use		2,502,281	2,538,788	2,816,238	2,857,794
Others Fixed Assets		11,279,873	10,923,912	13,096,791	12,932,316
(Accumulated Depreciation)		(8,095,643)	(7,419,542)	(8,853,390)	(8,239,367)
Intangible Assets	17	3,507,881	4,263,992	4,334,053	5,302,541
Goodwill		26,120,037	26,120,037	27,459,096	27,474,881
Others Intangible Assets		8,860,000	8,590,069	9,377,043	9,142,961
(Accumulated Amortization)		(31,472,156)	(30,446,114)	(32,502,086)	(31,315,301)
Total Assets		684,144,434	752,986,536	676,768,466	701,704,537

Current Liabilities		474,643,255	542,620,235	460,539,092	483,912,382
Deposits	18.a	173,513,960	158,705,975	145,015,119	97,394,726
Demand Deposits		15,911,466	16,016,316	15,979,746	16,006,319
Savings Deposits		38,570,220	36,051,476	38,570,220	36,051,476
Interbank Deposits		29,946,610	62,843,599	2,250,322	2,240,291
Time Deposits		89,085,664	43,794,584	88,214,673	43,096,551
Other Deposits		-	-	158	89
Money Market Funding	18.b	121,946,941	132,400,766	108,947,367	121,760,781
Own Portfolio		109,445,224	114,772,683	102,445,167	113,137,300
Third Parties		8,456,869	14,799,595	2,457,352	5,794,993
Linked to Trading Portfolio Operations		4,044,848	2,828,488	4,044,848	2,828,488
Funds from Acceptance and Issuance of
Securities	18.c	64,336,526	79,435,491	66,071,513	81,262,272
Exchange Acceptances		-	-	614,867	553,811
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		61,314,953	70,650,037	62,435,073	71,923,007
Securities Issued Abroad		2,182,991	7,673,171	2,182,991	7,673,171
Funding by Structured Operations Certificates		838,582	1,112,283	838,582	1,112,283
Interbank Accounts	7	1,571,304	43,995	1,571,304	43,995
Receipts and Payments Pending Settlement		1,416,826	-	1,416,826	-
Correspondents		154,478	43,995	154,478	43,995
Interbranch Accounts		3,050,733	3,886,513	3,050,733	3,886,557
Third-Party Funds in Transit		3,049,908	3,886,121	3,049,908	3,886,121
Internal Transfers of Assets		825	392	825	436
Borrowings	18.e	26,382,693	29,839,343	25,108,992	28,557,611
Local Borrowings - Other Institutions		-	-	35,824	41,667
Foreign Borrowings		26,382,693	29,839,343	25,073,168	28,515,944
Domestic Onlendings - Official Institutions	18.e	6,061,389	4,981,107	6,061,389	4,981,107
National Economic and Social Development
Bank (BNDES)		3,307,558	2,422,382	3,307,558	2,422,382
Federal Savings and Loan Bank (CEF)		3,734	4,023	3,734	4,023
National Equipment Financing Authority (FINAME)		2,573,190	2,321,457	2,573,190	2,321,457
Other Institutions		176,907	233,245	176,907	233,245
Derivative Financial Instruments	6	3,204,055	8,442,552	13,956,903	14,585,133
Derivative Financial Instruments		3,204,055	8,442,552	13,956,903	14,585,133
Other Payables		74,575,654	124,884,493	90,755,772	131,440,200
Collected Taxes and Other		1,856,136	136,701	1,888,416	165,173
Foreign Exchange Portfolio	9	45,129,566	84,631,442	45,129,566	84,631,442
Social and Statutory		739,177	4,591,369	767,298	4,707,285
Tax and Social Security	19	1,613,051	1,891,028	2,560,655	2,442,614
Trading Account	10	212,884	971,989	699,554	1,236,059
Subordinated Debt	20	505,390	-	505,390	-
Debt Instruments Eligible to Compose Capital	21	67,990	114,104	67,990	114,104
Others	22	24,451,460	32,547,860	39,136,903	38,143,523

Long-Term Liabilities		146,811,114	152,246,637	151,097,725	156,930,276
Deposits	18.a	62,764,002	50,153,678	59,102,775	48,310,437
Interbank Deposits		2,848,838	2,253,495	450,229	882,147
Time Deposits		59,915,164	47,900,183	58,652,546	47,428,290
Money Market Funding	18.b	32,578,730	39,162,956	32,578,730	39,162,956
Own Portfolio		2,162,138	10,440,823	2,162,138	10,440,823
Linked to Trading Portfolio Operations		30,416,592	28,722,133	30,416,592	28,722,133
Funds from Acceptance and Issuance of
Securities	18.c	9,140,292	21,626,157	12,071,286	23,907,802
Exchange Acceptances		-	-	530,473	536,444
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		7,922,360	21,453,818	10,322,881	23,199,019
Securities Issued Abroad		517,013	49,031	517,013	49,031
Funding by Structured Operations Certificates		700,919	123,308	700,919	123,308
Borrowings	18.e	676,905	1,638,173	1,126,494	2,042,406
Local Borrowings - Other Institutions		-	-	449,589	404,233
Foreign Borrowings		676,905	1,638,173	676,905	1,638,173
Domestic Onlendings - Official Institutions	18.e	10,872,486	11,821,538	10,872,486	11,821,538
National Economic and Social Development
Bank (BNDES)		6,269,008	7,000,580	6,269,008	7,000,580
Federal Savings and Loan Bank (CEF)		89,002	95,720	89,002	95,720
National Equipment Financing Authority (FINAME)		4,497,098	4,719,077	4,497,098	4,719,077
Other Institutions		17,378	6,161	17,378	6,161
Derivative Financial Instruments	6	4,790,247	5,185,103	4,995,198	5,359,381
Derivative Financial Instruments		4,790,247	5,185,103	4,995,198	5,359,381
Other Payables		25,988,452	22,659,032	30,350,756	26,325,756
Foreign Exchange Portfolio	9	1,296,055	2,121,659	1,296,055	2,121,659
Tax and Social Security	19	2,230,471	983,070	2,624,195	1,260,300
Negotiation and Intermediation of Securities	10	733	1,386	733	1,386
Subordinated Debts	20	-	466,246	-	466,246
Debt Instruments Eligible to Compose Capital	21	7,942,907	8,200,695	7,942,907	8,200,695
Others	22	14,518,286	10,885,976	18,486,866	14,275,470

Deferred Income		328,917	365,087	505,519	564,609
Deferred Income		328,917	365,087	505,519	564,609

Stockholders' Equity	24	62,361,148	57,754,577	62,358,569	57,771,524
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		100,529	395,925	102,098	396,951
Profit Reserves		5,566,477	3,024,381	5,566,477	3,039,459
Adjustment to Fair Value		(1,103,776)	(2,151,695)	(1,077,152)	(2,150,852)
Accumulated Retained Earnings		824,258	-	793,486	-
(-) Treasury Shares		(26,340)	(514,034)	(26,340)	(514,034)

Non Controlling Interest	24.f	-	-	2,267,561	2,525,746

Total Stockholders' Equity		62,361,148	57,754,577	64,626,130	60,297,270

Total Liabilities		684,144,434	752,986,536	676,768,466	701,704,537
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	Notes	09/30/2017	09/30/2017	09/30/2016	09/30/2016	09/30/2017	09/30/2017	09/30/2016	09/30/2016

Income Related to Financial Operations		19,131,311	58,910,392	23,542,334	69,212,145	20,025,546	59,752,181	22,195,109	65,589,964
Loan Operations		8,317,802	27,078,934	9,672,229	22,058,172	10,936,858	34,551,153	11,874,546	28,416,385
Leasing Operations		-	-	-	-	97,671	308,565	113,922	337,756
Securities Transactions	6.a	7,340,796	22,297,335	10,488,537	28,156,679	5,531,526	15,273,728	6,963,742	18,205,120
Derivatives Transactions		2,141,746	3,158,050	888,868	5,957,827	2,126,926	3,220,495	628,813	5,404,830
Foreign Exchange Operations		672	1,922,280	607,939	7,813,195	(7,514)	1,912,032	716,128	7,967,109
Operations of Sale or Transfer of Financial Assets		-	-	-	626	2,690	7,165	2,024	4,581
Compulsory Deposits		1,330,295	4,453,793	1,884,761	5,225,646	1,337,389	4,479,043	1,895,934	5,254,183

Expenses on Financial Operations		(11,719,062)	(41,474,317)	(19,534,351)	(49,596,328)	(11,239,112)	(38,435,090)	(17,118,864)	(43,158,622)
Funding Operations Market	18.d	(10,077,509)	(33,255,752)	(15,513,552)	(46,830,502)	(9,111,390)	(28,809,293)	(12,606,304)	(38,964,063)
Borrowings and Onlendings Operations		985,367	(406,167)	(871,950)	5,381,956	885,224	(651,695)	(933,198)	5,137,880
Leasing Operations		(53)	(72)	(90)	(167)	-	-	-	-
Allowance for Loan Losses	8.f	(2,626,867)	(7,812,326)	(3,148,759)	(8,147,615)	(3,012,946)	(8,974,102)	(3,579,362)	(9,332,439)

Gross Income Related to Financial Operations		7,412,249	17,436,075	4,007,983	19,615,817	8,786,434	21,317,091	5,076,245	22,431,342

Other Operating Revenues (Expenses)		(3,218,350)	(8,116,253)	(2,338,051)	(8,383,503)	(4,066,359)	(10,490,872)	(3,125,915)	(10,352,092)
Banking Service Fees	27	2,128,257	6,355,569	2,053,394	6,347,718	2,792,474	8,266,277	2,567,998	7,416,798
Income Related to Bank Charges	27	888,564	2,533,359	720,839	2,012,701	1,078,316	3,105,807	869,464	2,439,370
Personnel Expenses	28	(1,723,098)	(5,148,364)	(1,655,004)	(4,918,115)	(1,881,442)	(5,622,105)	(1,830,385)	(5,430,456)
Other Administrative Expenses	29	(2,660,181)	(7,616,745)	(2,405,695)	(7,204,491)	(3,048,765)	(8,733,299)	(2,819,665)	(8,345,400)
Tax Expenses	30	(842,192)	(2,171,595)	(609,827)	(2,612,449)	(1,047,233)	(2,776,672)	(794,639)	(3,126,675)
Investments in Affiliates and Subsidiaries	15	522,287	1,404,931	399,525	885,926	10,226	26,235	386	1,056
Other Operating Revenues	31	811,982	2,524,626	952,624	2,668,955	958,570	2,998,435	1,002,206	3,229,253
Other Operating Expenses	32	(2,343,969)	(5,998,034)	(1,793,907)	(5,563,748)	(2,928,505)	(7,755,550)	(2,121,280)	(6,536,038)

Operating Income		4,193,899	9,319,822	1,669,932	11,232,314	4,720,075	10,826,219	1,950,330	12,079,250

Non-Operating Income	33	(29,439)	(241,627)	(426)	22,775	(34,545)	(312,622)	19,087	39,713

Income Before Taxes on Income and Profit Sharing		4,164,460	9,078,195	1,669,506	11,255,089	4,685,530	10,513,597	1,969,417	12,118,963

Income Tax and Social Contribution	34	(1,919,830)	(2,503,243)	77,656	(6,377,818)	(2,343,079)	(3,611,953)	(117,351)	(7,034,522)
Provision for Income Tax		(482,776)	(1,216,770)	(314,280)	(1,164,181)	(778,733)	(1,944,915)	(448,530)	(1,569,758)
Provision for Social Contribution Tax		(314,727)	(872,676)	(270,469)	(1,070,099)	(520,553)	(1,401,850)	(386,757)	(1,409,214)
Deferred Tax Credits		(1,122,327)	(413,797)	662,405	(4,143,538)	(1,043,793)	(265,188)	717,936	(4,055,550)

Profit Sharing		(420,372)	(1,042,503)	(313,138)	(888,026)	(437,843)	(1,102,771)	(332,913)	(947,023)

Non Controlling Interest	24.f	-	-	-	-	(109,936)	(300,280)	(83,630)	(141,789)

Net Income		1,824,258	5,532,449	1,434,024	3,989,245	1,794,672	5,498,593	1,435,523	3,995,629

Number of Shares (Thousands)	24.a	7,494,855	7,494,855	7,516,415	7,516,415
Net Income per Thousand Shares (R$)		243.40	738.17	190.79	530.74
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others Adjustment to Fair Value
			Capital Reserves	Legal Reserve	Dividend Equalization	Own Position	Affiliates and Subsidiaries		Retained Earnings	(-)Treasury Shares
	Notes	Capital									Total

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	(173,115)	-	-	(173,115)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(20,799)	(20,799)
Result of Treasury Shares	24.d	-	1,037	-	-	-	-	-	-	-	1,037
Reservations for Share - Based Payment		-	(82,761)	-	-	-	-	-	-	-	(82,761)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	3,077,148	214,802	-	-	-	3,291,950
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	3,989,245	-	3,989,245
Appropriations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,927,460	-	-	-	(1,927,460)	-	-
Others		-	(2,375)	-	-	-	-	-	-	-	(2,375)
Balances as of September 30, 2016		57,000,000	349,374	1,966,135	2,841,830	(580,268)	72,889	(1,314,761)	1,434,024	(444,789)	61,324,434
Changes in the Period		-	(84,099)	127,761	1,927,460	3,077,148	214,802	(173,115)	1,434,024	(20,836)	6,503,145

Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Employee Benefit Plans		-	-	-	-	-	-	(444,027)	-	-	(444,027)
Treasury Shares	24.d	-	(257,602)	-	(486,817)	-	-	-	-	487,731	(256,688)
Result of Treasury Shares	24.d	-	273	-	-	-	-	-	-	-	273
Reservations for Share - Based Payment		-	(38,067)	-	-	-	-	-	-	-	(38,067)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,423,412	68,534	-	-	-	1,491,946
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	5,532,449	-	5,532,449
Appropriations:
Legal Reserve	24.c	-	-	176,445	-	-	-	-	(176,445)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,852,468	-	-	-	(2,852,468)	-	-
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of September 30, 2017		57,000,000	100,529	2,290,901	3,275,576	1,286,599	137,132	(2,527,507)	824,258	(26,340)	62,361,148
Changes in the Period		-	(295,396)	176,445	2,365,651	1,423,412	68,534	(444,027)	824,258	487,694	4,606,571
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for Dividend Equalization			Others Adjustment to Fair Value					Total Stockholders' Equity
			Capital Reserves	Legal Reserve		Own Position	Affiliates and Subsidiaries		Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest
	Notes	Capital

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	(173,116)	-	-	(173,116)	-	(173,116)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(20,799)	(20,799)	-	(20,799)
Result of Treasury Shares	24.d	-	1,037	-	-	-	-	-	-	-	1,037	-	1,037
Reservations for Share - Based Payment		-	(85,157)	-	-	-	-	-	-	-	(85,157)	-	(85,157)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	3,077,148	214,802	-	-	-	3,291,950	-	3,291,950
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	3,995,629	-	3,995,629	-	3,995,629
Appropriations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,905,084	(487)	-	-	(1,910,403)	-	(5,806)	-	(5,806)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	141,789	141,789
Others		-	(2,375)	-	-	-	-	-	233	-	(2,142)	96,179	94,037
Balances as of September 30, 2016		57,000,000	349,894	1,966,135	2,841,830	(608,263)	72,889	(1,314,762)	1,457,698	(444,789)	61,320,632	2,194,098	63,514,730
Changes in the Period		-	(86,495)	127,761	1,905,084	3,076,661	214,802	(173,116)	1,457,698	(20,836)	6,501,559	237,968	6,739,527

Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Employee Benefit Plans		-	-	-	-	-	-	(444,027)	-	-	(444,027)	-	(444,027)
Treasury Shares	24.d	-	(257,602)	-	(486,817)	-	-	-	-	487,731	(256,688)	-	(256,688)
Result of Treasury Shares	24.d	-	273	-	-	-	-	-	-	-	273	-	273
Reservations for Share - Based Payment		-	(37,524)	-	-	-	-	-	-	-	(37,524)	-	(37,524)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,423,412	68,534	-	-	-	1,491,946	-	1,491,946
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	5,498,593	-	5,498,593	-	5,498,593
Appropriations:
Legal Reserve	24.c	-	-	176,445	-	-	-	-	(176,445)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)	-	(1,500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,837,390	25,781	-	-	(2,849,384)	-	13,787	-	13,787
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	300,280	300,280
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(558,465)	(558,465)
Balances as of September 30, 2017		57,000,000	102,098	2,290,901	3,275,576	1,313,223	137,132	(2,527,507)	793,486	(26,340)	62,358,569	2,267,561	64,626,130
Changes in the Period		-	(294,853)	176,445	2,350,576	1,449,193	68,534	(444,027)	793,486	487,694	4,587,045	(258,185)	4,328,860
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Operational Activities
Net Income		5,532,449	3,989,245	5,498,593	3,995,629
Adjustment to Net Income		11,121,104	12,202,949	14,454,092	14,512,100
Allowance for Loan Losses	8.f	7,812,326	8,147,615	8,974,102	9,332,439
Provision for Legal Proceedings and Administrative and Legal Obligations		2,086,995	1,898,909	2,469,835	2,110,875
Deferred Tax Credits		180,773	4,476,659	30,023	4,367,345
Equity in Affiliates and Subsidiaries	15	(1,404,931)	(885,926)	(26,235)	(1,056)
Depreciation and Amortization	29	2,509,314	2,363,108	2,886,776	2,693,455
Recognition (Reversal) Allowance for Other Assets Losses	33	264,090	7,717	329,262	7,668
Gain (Loss) on Sale of Other Assets	33	(5,882)	(581)	(7,590)	(919)
Gain (Loss) on Impairment of Assets	32	22,215	-	22,215	6
Gain (Loss) on Sale of Investments	33	(1,787)	-	1,839	1,134
Provision for Financial Guarantees	31	(46,410)	-	(46,410)	-
Monetary Adjustment of Escrow Deposits	31	(330,358)	(417,392)	(450,840)	(575,178)
Recoverable Taxes	31	(129,589)	(113,739)	(186,980)	(173,840)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,341	1,037,191	2,341	1,068,303
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		192,988	(4,324,772)	192,988	(4,324,772)
Others		(30,981)	14,160	262,766	6,640
Changes on Assets and Liabilities		19,795,262	(12,637,961)	18,202,051	(14,488,048)
Decrease (Increase) in Interbank Investments		(3,394,349)	(26,523,126)	4,245,959	(25,062,123)
Decrease (Increase) in Securities and Derivative Financial Instruments		19,141,089	(32,770,041)	(12,047,547)	(13,172,242)
Decrease (Increase) in Lending and Leasing Operations		(7,965,653)	4,805,272	(15,521,167)	3,731,855
Decrease (Increase) in Deposits on Central Bank of Brazil		(4,935,253)	(7,236,581)	(4,949,899)	(7,376,111)
Decrease (Increase) in Other Receivables		49,640,412	15,980,950	39,903,085	15,051,135
Decrease (Increase) in Other Assets		(148,826)	(133,704)	(39,504)	(121,481)
Net Change on Other Interbank and Interbranch Accounts		265,204	(949,484)	264,854	(949,484)
Increase (Decrease) in Deposits		27,418,309	11,185,075	58,412,731	(1,216,338)
Increase (Decrease) in Money Market Funding		(17,038,051)	25,509,611	(19,397,640)	17,442,192
Increase (Decrease) in Borrowings		(4,075,782)	(4,637,135)	(4,004,043)	(6,048,632)
Increase (Decrease) in Other Liabilities		(38,363,752)	3,046,263	(27,047,932)	4,799,720
Increase (Decrease) in Change in Deferred Income		(36,170)	(8,408)	(58,887)	(9,486)
Income Tax Recovered/(Paid)		(711,916)	(906,653)	(1,557,959)	(1,557,053)
Net Cash Provided by (Used in) Operational Activities		36,448,815	3,554,233	38,154,736	4,019,681
Investing Activities
Increase in Equity at Affiliates and Subsidiaries		(133,164)	-	(13,164)	-
Purchase of Investment		(611)	(902)	(728)	(113,912)
Purchase of Fixed Assets		(409,472)	(405,795)	(641,760)	(681,707)
Purchase of Intangible Assets		(1,076,738)	(1,088,691)	(1,129,337)	(1,157,957)
Acquisition of Non-Current Assets Held for Sale	13	(43,713)	-	(43,713)	-
Net Cash Received on Sale/Reduction of Investments		8,777	379	10,539	403
Acquisition of Subsidiary, less Net Cash on Acquisition	15	-	-	(8,464)	(393,102)
Proceeds from Assets not in Use		47,741	182,973	68,394	182,744
Proceeds from Property for Own Use		37,953	7,666	57,281	57,360
Dividends and Interest on Capital Received		1,145,142	1,046,132	94,579	44,436
Change in the Scope of Consolidation	2	-	-	(3,758)	4,909
Net Cash Provided by (Used in) Investing Activities		(424,085)	(258,238)	(1,610,131)	(2,056,826)
Financing Activities
Purchase of Own Share	24.d	(256,688)	(20,799)	(256,688)	(20,799)
Issuance of Long - Term Emissions		30,729,643	39,512,824	32,533,707	41,165,231
Long - Term Payments		(65,147,897)	(43,566,159)	(66,737,300)	(45,446,029)
Subordinated Debts - Payments		-	(8,362,652)	-	(8,362,652)
Debt Instruments Eligible to Compose Capital - Payments		(535,386)	(2,639,413)	(535,386)	(2,639,413)
Dividends and Interest on Capital Paid		(5,027,214)	(3,221,946)	(5,464,762)	(3,228,823)
Increase (Decrease) on Non Controlling Interest		-	-	(184,560)	101,790
Net Cash Provided by (Used in) Financing Activities		(40,237,542)	(18,298,145)	(40,644,989)	(18,430,695)
Exchange Variation on Cash and Cash Equivalents		(2,341)	(1,037,191)	(2,341)	(1,068,303)
Increase (Decrease) in Cash and Cash Equivalents		(4,215,153)	(16,039,341)	(4,102,725)	(17,536,143)
Cash and Cash Equivalents at the Beginning of Period	4	17,847,678	31,348,083	18,133,177	33,133,182
Cash and Cash Equivalents at the End of Period	4	13,632,525	15,308,742	14,030,452	15,597,039
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Notes	09/30/2017		09/30/2016		09/30/2017		09/30/2016

Income Related to Financial Operations		58,910,392		69,212,145		59,752,181		65,589,964
Income Related to Bank Charges and Banking Service Fees	27	8,888,928		8,360,419		11,372,084		9,856,168
Allowance for Loans Losses	8.f	(7,812,326)		(8,147,615)		(8,974,102)		(9,332,439)
Other Revenues and Expenses		(3,692,820)		(2,872,018)		(5,047,522)		(3,267,066)
Financial Expenses		(33,661,991)		(41,448,713)		(29,460,988)		(33,826,183)
Third-party Input		(4,594,460)		(4,324,829)		(5,320,426)		(5,096,053)
Materials, Energy and Others		(174,677)		(204,377)		(180,258)		(212,240)
Third-Party Services	29	(1,410,886)		(1,345,749)		(1,692,660)		(1,615,678)
Impairment of Assets	32	(22,215)		-		(22,215)		(6)
Others		(2,986,682)		(2,774,703)		(3,425,293)		(3,268,129)
Gross Added Value		18,037,723		20,779,389		22,321,227		23,924,391
Retentions
Depreciation and Amortization	29	(2,509,314)		(2,363,108)		(2,886,776)		(2,693,455)
Added Value Produced Net		15,528,409		18,416,281		19,434,451		21,230,936
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,404,931		885,926		26,235		1,056
Added Value to Distribute		16,933,340		19,302,207		19,460,686		21,231,992
Added Value Distribution
Employee		5,494,544	32.4%	5,143,836	26.6%	5,960,033	30.6%	5,639,921	26.6%
Compensation	28	2,998,845		2,827,688		3,295,974		3,137,143
Benefits	28	991,952		1,008,236		1,067,428		1,092,333
Government Severance Indemnity Funds for Employees - FGTS		279,267		212,947		305,013		239,072
Others		1,224,480		1,094,965		1,291,618		1,171,373
Taxes and Contributions		5,371,161	31.7%	9,652,572	50.0%	7,153,468	36.8%	10,898,755	51.3%
Federal		4,970,639		9,292,174		6,677,530		10,480,190
State		653		490		837		564
Municipal		399,869		359,908		475,101		418,001
Compensation of Third-Party Capital - Rental	29	535,186	3.2%	516,554	2.7%	548,312	2.8%	555,898	2.6%
Remuneration of Interest on Capital		5,532,449	32.7%	3,989,245	20.7%	5,798,873	29.8%	4,137,418	19.5%
Interest on Capital	24.b	1,500,000		500,000		1,500,000		500,000
Profit Reinvestment		4,032,449		3,489,245		3,998,593		3,495,629
Participation Results of Non-Controlling Shareholders	24.f	-		-		300,280		141,789
Total		16,933,340	100.0%	19,302,207	100.0%	19,460,686	100.0%	21,231,992	100.0%
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution,  leasing, shares club management, securities and insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 15 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated. As of January 1, 2017, pursuant to CMN Resolution No. 4,517 of August 24, 2016, equity interests in jointly-owned subsidiaries were evaluated under the equity method on a prospective basis.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty) (5);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

• Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

• BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4);

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5); and

• Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables (receivables related to vehicles invoiced to dealers of the carmaker) to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3) Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4) It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations payments.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. An investment Fund cannot act directly in the Irish market, therefore, the creation of a financial structure (a sub-fund) which is Santander FI Hedge Strategies was needed. The Santander Paraty has no equity position, therefore, all of its information is obtained from the balance sheet of Santander FI Hedge Strategies.

(6) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities have been eliminated  were removed and non-controlling shareholders participation are stated separately in stockholders’ equity and in the income  statements. In the period ended in 2016, the balance sheet and income statement components of jointly-controlled subsidiaries have been proportionately consolidated according to each participation in the subsidiary´s equity.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates and assumptions are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended on September 30, 2017 at the meeting held on October 24, 2017.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2017 were disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes earned or incurred through the balance sheet on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - foreign currency hedge transactions of investments abroad. These changes did not impact the financial statements of Banco Santander in the year 2017. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are converted in real as follows:

• Assets and liabilities are converted at the exchange rate on the balance sheet date; and

• Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in short-term, according to the Bacen rule (Circular 3,068/2001).

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities, consequently, the consolidated cash flow statements have been reclassified for six-month period ended September 30, 2016, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities´s market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the increase or decrease in their amount are recorded in the income statement for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available-for-sale", according to the Central Bank´s Circular 3,068 of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criterias. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit or loss in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

The Central Bank Circular 3,738 of December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure. The bank is using this prerogative, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as expense.

In accordance with Central Bank Circular 3,722 of October 2014, the accounting procedures previously described were applied prospectively from January 2015.

From January 2020, if an unamortized balance of sales commission paid in advance to the correspondent still exists, this amount must be fully allocated to income statement.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost method reduced to fair value, when applicable.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition. This measure aims to suit original amortization rate to the term, extension and proportion of future income. The amortization of this goodwill will be completed in October, 2017 (originally 2016).

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the net premiums of ceded coinsurance, corresponding to the periods that the risks described in the agreements do not occur, calculated on the "pro rata" day basis. According to Circular Susep 517/2015 and its subsequent changes, in the period between the issue and the beginning of the agreement, the calculation of this provision is made considering the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE estimates the portion of the unearned premiums relating to the risk already taken which do not have their agreements issued yet. This provision is estimated based on the behavior of historical of agreements issued delayed, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being estimated based on the actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is estimated based on warns received by Evidence Previdência S.A. (Evidence) (Note 15), related the single payments and accrued income, from claims reported until the date of calculation, including coinsurance accepted, not net by the reinsurance agreements and net of coinsurance ceded. The write-off of the provision due to payment is characterized by the financial settlement, by the receipt of the compensation payment, by annuity or losing income, or by other cases provided by law.

• PSL Lawsuit

It is estimated for all claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be classified among the probability of loss, being updated whenever it is needed.

In the PSL, the monetary adjustments and legal fees of collapsing are still applied, according to the agreement indexer and interest of 1% percent per month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR has to be estimated in order to cover claims incurred but not yet reported until the date of calculation. The term "claim" is used to mention all claims and benefits of pension plans risk. The Evidence does not have enough database to prepare its own methodology, therefore, it uses the technical procedures defined by Circular Susep 517/2015 and its subsequent changes.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•  Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

• Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

• Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet and the provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

• Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes substantially the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterparty in a equity´s account (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the "wages payable" provisions throughout the validity period, reflecting how the services are rendered, the total liability measurement is based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the  liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statements date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the judicial and administrative lawsuits are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, legal opinion of the internal and external advisors and also, on the best available information. For those which the risk of loss is possible, the provisions are not recorded and the information is disclosed in the financial statements (Note 23.h) and for the provisions for which the risk of loss is remote, the disclosure is not required.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance and capitalization companies was raised from 15% to 20% for the period between September,1st  2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between book value and tax value, tax losses and on adjustments to fair value of securities and derivatives. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation,  the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Impairment

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

It refers to income received before the maturity of the underlying  obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent entity for presentation purposes of the consolidated financial statements.

w) Financial Guarantees

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, to be applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a contra entry to the shareholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

4. Cash and Cash Equivalents

					Bank
		09/30/2017	12/31/2016	09/30/2016	12/31/2015
Cash		6,753,084	5,513,365	5,872,907	5,231,627
Interbank Investments		6,879,441	12,334,313	9,435,835	26,116,456
Money Market Investments		1,909,874	1,053,105	4,201,422	3,993,155
Interbank Deposits		296,897	282,753	278,928	292,520
Foreign Currency Investments		4,672,670	10,998,455	4,955,485	21,830,781
Total		13,632,525	17,847,678	15,308,742	31,348,083

					Consolidated
		09/30/2017	12/31/2016	09/30/2016	12/31/2015
Cash		7,080,486	5,723,084	6,089,264	6,863,856
Interbank Investments		6,949,966	12,410,093	9,507,775	26,269,326
Money Market Investments		1,979,874	1,129,140	4,273,011	4,146,025
Interbank Deposits		296,897	282,753	278,928	292,520
Foreign Currency Investments		4,673,195	10,998,200	4,955,836	21,830,781
Total		14,030,452	18,133,177	15,597,039	33,133,182

5. Interbank Investments

					Bank
				09/30/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	30,915,062	12,802,253	-	43,717,315	47,405,162
Own Portfolio	1,909,915	-	-	1,909,915	1,049,511
Financial Treasury Bills - LFT	800,746	-	-	800,746	546,618
National Treasury Bills - LTN	814,224	-	-	814,224	281,870
National Treasury Notes - NTN	294,945	-	-	294,945	221,023
Third-party Portfolio	6,013,282	2,399,801	-	8,413,083	15,089,724
National Treasury Bills - LTN	2,400,203	209,355	-	2,609,558	2,692,139
National Treasury Notes - NTN	3,613,079	2,190,446	-	5,803,525	12,397,585
Sold Position	22,991,865	10,402,452	-	33,394,317	31,265,927
National Treasury Bills - LTN	5,245,102	829,998	-	6,075,100	4,791,784
National Treasury Notes - NTN	17,746,763	9,572,454	-	27,319,217	26,474,143
Interbank Deposits	9,121,358	14,643,764	20,909,855	44,674,977	36,721,868
Foreign Currency Investments	4,672,670	-	-	4,672,670	10,998,455
Total	44,709,090	27,446,017	20,909,855	93,064,962	95,125,485
Current				72,155,107	80,312,979
Long-term				20,909,855	14,812,506

					Consolidated
				09/30/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	30,985,061	12,802,253	-	43,787,314	47,479,196
Own Portfolio	5,358,815	-	-	5,358,815	10,128,147
Financial Treasury Bills - LFT	800,746	-	-	800,746	546,619
National Treasury Bills - LTN	884,223	-	-	884,223	3,041,941
National Treasury Notes - NTN	3,673,846	-	-	3,673,846	6,539,587
Third-party Portfolio	2,634,381	2,399,801	-	5,034,182	6,085,122
National Treasury Bills - LTN	2,400,203	209,355	-	2,609,558	6,102
National Treasury Notes - NTN	234,178	2,190,446	-	2,424,624	6,079,020
Sold Position	22,991,865	10,402,452	-	33,394,317	31,265,927
National Treasury Bills - LTN	5,245,102	829,998	-	6,075,100	4,791,784
National Treasury Notes - NTN	17,746,763	9,572,454	-	27,319,217	26,474,143
Interbank Deposits	321,279	835,868	345,499	1,502,646	1,190,540
Foreign Currency Investments	4,673,195	-	-	4,673,195	10,999,505
Total	35,979,535	13,638,121	345,499	49,963,155	59,669,241
Current				49,617,656	59,513,115
Long-term				345,499	156,126

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2017	12/31/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	37,280,522	633,714	-	37,914,236	62,305,120
Government Securities	36,851,821	628,400	-	37,480,221	58,056,201
Private Securities	428,701	5,314	-	434,015	4,248,919
Available-for-Sale Securities	142,152,626	641,340	1,730,833	144,524,799	134,076,424
Government Securities	85,373,935	641,340	2,178,417	88,193,692	50,965,594
Private Securities	56,778,691	-	(447,584)	56,331,107	83,110,830
Held-to-Maturity Securities	9,133,717	-	-	9,133,717	9,388,442
Government Securities	9,133,717	-	-	9,133,717	9,388,442
Total Securities	188,566,865	1,275,054	1,730,833	191,572,752	205,769,986
Derivatives (Assets)	25,197,434	(16,104,580)	67,167	9,160,021	17,850,990
Total Securities and Derivatives	213,764,299	(14,829,526)	1,798,000	200,732,773	223,620,976
Current				64,766,593	97,187,849
Long-term				135,966,180	126,433,127
Derivatives (Liabilities)	(23,078,016)	15,174,151	(90,437)	(7,994,302)	(13,627,655)
Current				(3,204,055)	(8,442,552)
Long-term				(4,790,247)	(5,185,103)

					Consolidated
				09/30/2017	12/31/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	42,051,861	778,993	-	42,830,854	62,739,022
Government Securities	40,734,298	738,253	-	41,472,551	60,984,954
Private Securities	1,317,563	40,740	-	1,358,303	1,754,068
Available-for-Sale Securities	107,872,849	641,340	2,006,743	110,520,932	73,386,247
Government Securities	88,705,773	641,340	2,392,756	91,739,869	54,591,429
Private Securities	19,167,076	-	(386,013)	18,781,063	18,794,818
Held-to-Maturity Securities	9,133,717	-	-	9,133,717	9,388,442
Government Securities	9,133,717	-	-	9,133,717	9,388,442
Total Securities	159,058,427	1,420,333	2,006,743	162,485,503	145,513,711
Derivatives (Assets)	27,643,797	(7,756,357)	184,151	20,071,591	24,075,956
Total Securities and Derivatives	186,702,224	(6,336,024)	2,190,894	182,557,094	169,589,667
Current				80,667,308	90,341,153
Long-term				101,889,786	79,248,514
Derivatives (Liabilities)	(9,351,305)	(9,260,917)	(339,879)	(18,952,101)	(19,944,514)
Current				(13,956,903)	(14,585,133)
Long-term				(4,995,198)	(5,359,381)

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

II) Trading Securities

				Bank				Consolidated
			09/30/2017	12/31/2016			09/30/2017	12/31/2016
		Adjustment to Fair Value - Income				Adjustment to Fair Value - Income
	Cost Amortized		Carrying Amount	Carrying Amount	Cost Amortized		Carrying Amount	Carrying Amount
Trading Securities
Government Securities	36,851,821	628,400	37,480,221	58,056,201	40,734,298	738,253	41,472,551	60,984,954
Financial Treasury Bills - LFT	1,128,265	828	1,129,093	3,347,930	3,529,400	1,925	3,531,325	4,713,707
National Treasury Bills - LTN	9,311,202	63,313	9,374,515	10,232,632	9,311,202	63,313	9,374,515	10,232,632
National Treasury Notes - NTN A	205,964	(1,335)	204,629	199,195	205,964	(1,335)	204,629	199,195
National Treasury Notes - NTN B	16,820,756	414,592	17,235,348	18,793,474	17,193,782	432,818	17,626,600	19,184,569
National Treasury Notes - NTN C	1,585	99	1,684	53,533	1,109,901	90,629	1,200,530	1,225,414
National Treasury Notes - NTN F	9,150,963	144,158	9,295,121	25,300,465	9,150,963	144,158	9,295,121	25,300,465
Agricultural Debt Securities - TDA	184,973	6,692	191,665	128,268	184,973	6,692	191,665	128,268
Brazilian Foreign Debt Notes	48,113	53	48,166	704	48,113	53	48,166	704
Private Securities	428,701	5,314	434,015	4,248,919	1,317,563	40,740	1,358,303	1,754,068
Shares	30,436	701	31,137	257	359,896	36,127	396,023	124,997
Receivables Investment Fund - FIDC (1)	-	-	-	1,996	-	-	-	1,996
Investment Fund Shares in Participation - FIP	-	-	-	-	18,969	-	18,969	21,313
Investment Fund Shares	-	-	-	-	463,123	-	463,123	1,083,298
Investment Fund Real Estate	-	-	-	-	24,818	-	24,818	24,032
Debentures (3) (9)	247,115	4,153	251,268	4,068,289	299,264	4,153	303,417	268,481
Financial Bills - LF	-	-	-	-	-	-	-	48,600
Certificates of Real Estate Receivables - CRI	75,656	(18)	75,638	30,280	75,656	(18)	75,638	30,325
Certificates of Agribusiness Receivables - CRA	75,494	478	75,972	148,097	75,494	478	75,972	148,097
Certificates of Time Deposits - CDB	-	-	-	-	343	-	343	2,929
Total	37,280,522	633,714	37,914,236	62,305,120	42,051,861	778,993	42,830,854	62,739,022

						Bank
						09/30/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,708,468	5,346,853	8,218,047	20,206,853	37,480,221
Financial Treasury Bills - LFT	-	-	86,580	397,724	644,789	1,129,093
National Treasury Bills - LTN	-	3,568,092	696,913	3,785,178	1,324,332	9,374,515
National Treasury Notes - NTN A	-	1,722	-	-	202,907	204,629
National Treasury Notes - NTN B	-	53,003	4,050,830	3,464,918	9,666,597	17,235,348
National Treasury Notes - NTN C	-	13	-	-	1,671	1,684
National Treasury Notes - NTN F	-	-	482,976	488,134	8,324,011	9,295,121
Agricultural Debt Securities - TDA	-	38,189	29,540	82,093	41,843	191,665
Brazilian Foreign Debt Securities	-	47,449	14	-	703	48,166
Private Securities	31,137	5,292	1,937	33,481	362,168	434,015
Shares	31,137	-	-	-	-	31,137
Debentures (3) (9)	-	3,181	1,157	25,407	221,523	251,268
Certificates of Real Estate Receivables - CRI	-	1,290	97	-	74,251	75,638
Certificates of Agribusiness Receivables - CRA	-	821	683	8,074	66,394	75,972
Total	31,137	3,713,760	5,348,790	8,251,528	20,569,021	37,914,236

						Consolidated
						09/30/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,712,784	5,671,498	9,455,854	22,632,415	41,472,551
Financial Treasury Bills - LFT	-	912	390,097	1,626,581	1,513,735	3,531,325
National Treasury Bills - LTN	-	3,568,092	696,913	3,785,178	1,324,332	9,374,515
National Treasury Notes - NTN A	-	1,722	-	-	202,907	204,629
National Treasury Notes - NTN B	-	56,102	4,069,572	3,473,868	10,027,058	17,626,600
National Treasury Notes - NTN C	-	318	2,386	-	1,197,826	1,200,530
National Treasury Notes - NTN F	-	-	482,976	488,134	8,324,011	9,295,121
Agricultural Debt Securities - TDA	-	38,189	29,540	82,093	41,843	191,665
Brazilian Foreign Debt Notes	-	47,449	14	-	703	48,166
Private Securities	859,146	30,110	2,280	104,599	362,168	1,358,303
Shares	396,023	-	-	-	-	396,023
Investment Fund Shares in Participation - FIP	-	-	-	18,969	-	18,969
Investment Fund Shares	463,123	-	-	-	-	463,123
Investment Fund Real Estate	-	24,818	-	-	-	24,818
Debentures (3)	-	3,181	1,157	77,556	221,523	303,417
Certificates of Real Estate Receivables - CRI	-	1,290	97	-	74,251	75,638
Certificates of Agribusiness Receivables - CRA	-	821	683	8,074	66,394	75,972
Certificates of Time Deposits - CDB	-	-	343	-	-	343
Total	859,146	3,742,894	5,673,778	9,560,453	22,994,583	42,830,854

III) Available-for-Sale Securities

					Bank
				09/30/2017	12/31/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	85,373,935	641,340	2,178,417	88,193,692	50,965,594
Treasury Certificates - CFT	645	-	223	868	792
Securitized Credit	1,965	-	239	2,204	2,774
Financial Treasury Bills - LFT (10)	14,076,423	-	9,909	14,086,332	13,009,538
National Treasury Bills - LTN (7)	35,888,446	262,257	695,388	36,846,091	15,427,266
National Treasury Notes - NTN A	1,125,403	-	92,042	1,217,445	1,098,376
National Treasury Notes - NTN B	8,731,052	-	1,147,302	9,878,354	6,676,617
National Treasury Notes - NTN C (2)	944,129	-	51,588	995,717	1,457,303
National Treasury Notes - NTN F (2) (5) (8)	16,468,381	379,083	167,476	17,014,940	10,103,843
Spanish Foreign Debt Bonds	8,137,491	-	14,250	8,151,741	3,189,085
Private Securities	56,778,691	-	(447,584)	56,331,107	83,110,830
Shares	127,209	-	339	127,548	570,918
Investment Fund Shares in Participation - FIP (6)	35,161	-	-	35,161	37,510
Investment Fund Shares	723,736	-	-	723,736	638,240
Investment Fund Real Estate	454,275	-	-	454,275	587,558
Debentures (3) (9)	48,194,678	-	(496,340)	47,698,338	75,534,609
Eurobonds	-	-	-	-	158,057
Promissory Notes - NP (4)	5,291,335	-	40,902	5,332,237	3,794,761
Financial Bills - LF	695,563	-	2,819	698,382	1,260,295
Certificates of Real Estate Receivables - CRI	359,329	-	(2,843)	356,486	398,435
Rural Product Note - CPR	897,405	-	7,539	904,944	130,447
Total	142,152,626	641,340	1,730,833	144,524,799	134,076,424

					Consolidated
				09/30/2017	12/31/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	88,705,773	641,340	2,392,756	91,739,869	54,591,429
Treasury Certificates - CFT	645	-	223	868	792
Securitized Credit	1,965	-	239	2,204	2,774
Financial Treasury Bills - LFT (10)	14,341,441	-	9,824	14,351,265	13,859,561
National Treasury Bills - LTN (7)	37,200,487	262,257	725,704	38,188,448	16,500,386
National Treasury Notes - NTN A	1,125,403	-	92,042	1,217,445	1,098,376
National Treasury Notes - NTN B	8,731,052	-	1,147,302	9,878,354	6,676,617
National Treasury Notes - NTN C (2)	944,129	-	51,588	995,717	1,457,303
National Treasury Notes - NTN F (2) (5) (8)	18,223,160	379,083	351,584	18,953,827	11,806,535
Spanish Foreign Debt Bonds	8,137,491	-	14,250	8,151,741	3,189,085
Private Securities	19,167,076	-	(386,013)	18,781,063	18,794,818
Shares	455,763	-	62,405	518,168	925,220
Investment Fund Shares in Participation - FIP (6)	40,250	-	-	40,250	42,456
Investment Fund Shares	35,733	-	-	35,733	151,202
Investment Fund Real Estate	75,181	-	(595)	74,586	62,807
Debentures (3)	11,180,408	-	(496,340)	10,684,068	11,589,925
Eurobonds	-	-	-	-	158,057
Promissory Notes - NP (4)	5,291,335	-	40,902	5,332,237	3,797,619
Foreign Exchange Bills - LC	50,769	-	-	50,769	20,594
Financial Bills - LF	780,903	-	2,919	783,822	1,489,268
Certificates of Real Estate Receivables - CRI	359,329	-	(2,843)	356,486	398,435
Certificates of Time Deposits - CDB	-	-	-	-	28,788
Rural Product Note - CPR	897,405	-	7,539	904,944	130,447
Total	107,872,849	641,340	2,006,743	110,520,932	73,386,247

						Bank
						09/30/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,495,213	13,376,407	28,051,382	43,270,690	88,193,692
Treasury Certificates - CFT	-	-	-	-	868	868
Securitized Credit	-	244	534	1,046	380	2,204
Financial Treasury Bills - LFT (10)	-	-	91,223	1,430,416	12,564,693	14,086,332
National Treasury Bills - LTN (7)	-	-	12,878,422	21,939,838	2,027,831	36,846,091
National Treasury Notes - NTN A	-	10,055	-	-	1,207,390	1,217,445
National Treasury Notes - NTN B	-	13,255	16,526	-	9,848,573	9,878,354
National Treasury Notes - NTN C (2)	-	-	4,812	-	990,905	995,717
National Treasury Notes - NTN F (2) (5) (8)	-	-	384,890	-	16,630,050	17,014,940
Spanish Foreign Debt Bonds	-	3,471,659	-	4,680,082	-	8,151,741
Private Securities	726,124	3,090,027	2,496,138	11,037,294	38,981,524	56,331,107
Shares	2,388	-	125,160	-	-	127,548
Investment Fund Shares in Participation - FIP (6)	-	-	-	5,396	29,765	35,161
Investment Fund Shares	723,736	-	-	-	-	723,736
Investment Fund Real Estate	-	454,275	-	-	-	454,275
Debentures (3) (9)	-	1,227,552	746,762	7,908,871	37,815,153	47,698,338
Promissory Notes - NP (4)	-	734,997	1,416,017	2,628,202	553,021	5,332,237
Financial Bills - LF	-	496,133	43,865	158,384	-	698,382
Certificates of Real Estate Receivables - CRI	-	96,786	1,197	52,204	206,299	356,486
Rural Product Note - CPR	-	80,284	163,137	284,237	377,286	904,944
Total	726,124	6,585,240	15,872,545	39,088,676	82,252,214	144,524,799

						Consolidated
						09/30/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,530,972	14,529,337	28,559,623	45,119,937	91,739,869
Treasury Certificates - CFT	-	-	-	-	868	868
Securitized Credit	-	244	534	1,046	380	2,204
Financial Treasury Bills - LFT (10)	-	-	91,223	1,626,506	12,633,536	14,351,265
National Treasury Bills - LTN (7)	-	-	13,908,628	22,251,989	2,027,831	38,188,448
National Treasury Notes - NTN A	-	10,055	-	-	1,207,390	1,217,445
National Treasury Notes - NTN B	-	13,255	16,526	-	9,848,573	9,878,354
National Treasury Notes - NTN C (2)	-	-	4,812	-	990,905	995,717
National Treasury Notes - NTN F (2) (5) (8)	-	35,759	507,614	-	18,410,454	18,953,827
Spanish Foreign Debt Bonds	-	3,471,659	-	4,680,082	-	8,151,741
Private Securities	43,469	2,710,338	2,565,151	6,319,335	7,142,770	18,781,063
Shares	7,736	-	125,160	-	385,272	518,168
Investment Fund Shares in Participation - FIP (6)	-	-	5,089	5,396	29,765	40,250
Investment Fund Shares	35,733	-	-	-	-	35,733
Investment Fund Real Estate	-	74,586	-	-	-	74,586
Debentures (3)	-	1,227,552	746,762	3,118,627	5,591,127	10,684,068
Promissory Notes - NP (4)	-	734,997	1,416,017	2,628,202	553,021	5,332,237
Foreign Exchange Bills - LC	-	-	-	50,769	-	50,769
Financial Bills - LF	-	496,133	107,789	179,900	-	783,822
Certificates of Real Estate Receivables - CRI	-	96,786	1,197	52,204	206,299	356,486
Rural Product Note - CPR	-	80,284	163,137	284,237	377,286	904,944
Total	43,469	6,241,310	17,094,488	34,878,958	52,262,707	110,520,932

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices of credit evaluation.

(2) In the quarter ended September 30, 2016, the amount of R$4,052 was realized and in the accumulated period the amount of R$18,943, net of tax effects, in the Consolidated result, for the sale of NTN-C and part of NTN-F to the market (Note 24.e).

(3) Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$4,367 (12/31/2016 - R$583) in securities for trading and R$1,318,068 (12/31/2016 - R$1,206,434) in available-for-sale securities.

(4) Includes R$32,702 (12/31/2016 - R$146,392) of hedge objects related to market risks (Note 6.b.V.a) and  R$490,727(12/31/2016 - R$1,939,949) of hedge objects related to cash flow hedge (Nota 6.b.v.b).

(5) On September 30, 2017, the quantity of 1,040,000 in the amount of R$1,094,004 (12/31/2016 - 1,040,000 in the amount of R$1,022,488) Notes National Treasury - NTN-F, with maturity on January 1, 2025 (12/31/2016 - maturity on January 1, 2025) are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

(6) As mentioned in the Accounting Practices Note, these assets are measured through; (I) fair value of financial instrument, interpreted as the price paid in an active, transparent and significant market. If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the financial market, taking into account the specific characteristics of the instrument to be measured and, above all, the different types of associated risks to him; (Ii) the cost of acquisition of financial assets. If no quotation is available on the stock exchange or organized over-the-counter market, they are valued at acquisition cost or amortized cost, adjusted by the provision for impairment losses, when applicable.

(7) On September 30, 2017, it includes the amount of R$9,218,661 hedge objects related to market risk (Note 6.b.V.a)

(8) On September 30, 2017, it includes the amount of R$13,088,290 hedge objects related to market risk (Note 6.b.V.a)

(9) On June 30, 2017, management decided to change the classification between categories of Debentures. These transactions are recorded in the assets of Banco Santander, which are issued by its owner subsidiary Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) and transferred from the Trading to Available for Sale category, in the amount of R$4,014,640. This transfer did not impact the Consolidated and also did not generate an effect on the result. The change in the category occurred due to the recent trading history of this asset.

(10) Includes the amount of R$8,646,460 of securities subject to cash flow hedge (Note 6.b.V.b).

IV) Held-to-Maturity Securities

							Bank/Consolidated
							09/30/2017
							By Maturity
		Cost
		Amortized /Accounting	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	09/30/2017	12/31/2016	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	9,133,717	9,388,442	33,763	49,052	430,597	8,620,305	9,133,717
National Treasury Notes - NTN A	2,768,883	2,921,564	11,629	-	-	2,757,254	2,768,883
Brazilian Foreign Debt Bonds (2)	6,364,834	6,466,878	22,134	49,052	430,597	5,863,051	6,364,834
Total	9,133,717	9,388,442	33,763	49,052	430,597	8,620,305	9,133,717
(1) The fair value of held to maturity securities is R$10,314,570 (12/31/2016 - R$10,555,437).

(2) It includes the amount of R$758,039 (12/31/2016 - R$701,300) of cash flow object hedge (Note 6.b.V.b).

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Income From Fixed-Income Securities	5,492,151	15,584,274	7,317,594	20,433,770
Income From Interbank Investments	2,174,508	7,141,460	3,177,307	7,717,338
Income From Variable-Income Securities	(165,364)	(227,311)	(26,639)	(62,673)
Provision for Impairment Losses (1)	(217,847)	(285,640)	-	-
Others (2)	57,348	84,552	20,275	68,244
Total	7,340,796	22,297,335	10,488,537	28,156,679

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Income From Fixed-Income Securities	4,801,879	11,695,455	4,833,781	13,631,321
Income From Interbank Investments	1,050,532	3,841,941	2,079,951	4,577,553
Income From Variable-Income Securities	(138,190)	(165,664)	(23,803)	(13,442)
Financial Income of Pension and Capitalization	36,114	104,985	45,836	136,337
Provision for Impairment Losses (1)	(226,611)	(312,738)	-	-
Others (2)	7,802	109,749	27,977	(126,649)
Total	5,531,526	15,273,728	6,963,742	18,205,120

(1) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(2) Corresponds, mainly, to income from investment funds and participations.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		2,095,329	1,526,582		5,417,902	3,138,044
Assets	117,843,911	23,297,667	22,942,934	118,076,726	23,171,475	24,315,423
CDI (Interbank Deposit Rates)	45,124,533	23,297,667	22,942,934	44,868,680	21,689,958	22,763,760
Fixed Interest Rate - Real	44,250,927	-	-	47,732,950	-	-
Indexed to Price and Interest Rates	7,214,266	-	-	9,225,789	-	-
Foreign Currency	21,202,035	-	-	16,249,307	1,481,517	1,551,663
Others	52,150	-	-	-	-	-
Liabilities	115,748,582	(21,202,338)	(21,416,352)	112,658,824	(17,753,573)	(21,177,379)
CDI (Interbank Deposit Rates)	21,826,866	-	-	23,178,722	-	-
Fixed Interest Rate - Real	60,766,061	(16,515,134)	(16,481,650)	61,775,580	(14,042,630)	(17,461,002)
Indexed to Price and Interest Rates	8,947,480	(1,733,214)	(1,727,957)	12,767,212	(3,541,423)	(3,518,297)
Foreign Currency	24,155,598	(2,953,563)	(3,203,995)	14,767,790	-	-
Others	52,577	(427)	(2,750)	169,520	(169,520)	(198,080)
Options	218,509,248	496,651	326,255	169,608,057	449,906	154,967
Purchased Position	102,448,078	821,266	704,940	80,830,149	1,076,380	883,474
Call Option - US Dollar	12,888,691	226,997	165,466	12,693,748	215,095	181,463
Put Option - US Dollar	4,267,262	61,841	39,267	3,788,161	352,584	392,048
Call Option - Other	8,560,062	17,141	2,633	17,492,141	16,939	15,914
Interbank Market	8,277,090	3,471	(2,893)	17,391,500	7,152	7,062
Others (1)	282,972	13,670	5,526	100,641	9,787	8,852
Put Option - Other	76,732,063	515,287	497,574	46,856,099	491,762	294,049
Interbank Market	76,190,590	32,971	79,376	46,106,600	13,968	18,029
Others (1)	541,473	482,316	418,198	749,499	477,794	276,020
Sold Position	116,061,170	(324,615)	(378,685)	88,777,908	(626,474)	(728,507)
Call Option - US Dollar	8,002,335	(120,259)	(107,951)	4,314,988	(121,751)	(141,172)
Put Option - US Dollar	5,278,123	(99,069)	(125,546)	7,390,733	(470,629)	(553,458)
Call Option - Other	25,526,626	(41,329)	(21,039)	27,784,459	(15,425)	(13,957)
Interbank Market	25,162,987	(18,866)	(3,586)	27,597,764	(5,891)	(4,087)
Others (1)	363,639	(22,463)	(17,453)	186,695	(9,534)	(9,870)
Put Option - Other	77,254,086	(63,958)	(124,149)	49,287,728	(18,669)	(19,920)
Interbank Market	77,161,587	(48,921)	(73,728)	49,245,495	(9,225)	(5,793)
Others (1)	92,499	(15,037)	(50,421)	42,233	(9,444)	(14,127)
Futures Contracts	157,742,003	-	-	104,348,970	-	-
Purchased Position	50,409,889	-	-	40,286,253	-	-
Exchange Coupon (DDI)	9,951,406	-	-	14,473,180	-	-
Interest Rates (DI1 and DIA)	23,683,707	-	-	23,694,707	-	-
Foreign Currency	5,140,235	-	-	1,393,538	-	-
Indexes (2)	9,886,180	-	-	146,773	-	-
Treasury Bonds/Notes	1,748,361	-	-	578,055	-	-
Sold Position	107,332,114	-	-	64,062,717	-	-
Exchange Coupon (DDI)	43,854,098	-	-	15,048,490	-	-
Interest Rates (DI1 and DIA)	58,251,609	-	-	28,942,103	-	-
Foreign Currency	1,011,678	-	-	17,384,256	-	-
Indexes (2)	265,434	-	-	99,074	-	-
Treasury Bonds/Notes	3,949,295	-	-	2,588,794	-	-

					Bank
			09/30/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	47,032,388	(569,777)	(643,155)	50,775,576	66,994	907,377
Purchased Commitment	20,789,893	1,069,051	1,171,692	20,864,170	724,000	2,734,342
Currencies	20,789,893	1,069,051	1,171,692	19,951,984	724,000	2,738,737
Others	-	-	-	912,186	-	(4,395)
Sell Commitment	26,242,495	(1,638,828)	(1,814,847)	29,911,406	(657,006)	(1,826,965)
Currencies	26,242,495	(1,638,828)	(1,814,847)	29,911,406	(657,006)	(1,826,965)
Others	-	-	-	-	-	-

						Consolidated
			09/30/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		18,205,711	1,532,624		12,544,823	3,110,732
Assets	206,747,046	25,692,127	25,391,062	199,767,970	25,813,018	26,962,872
CDI (Interbank Deposit Rates)	47,572,393	25,692,127	25,391,062	47,649,278	24,370,336	25,450,045
Fixed Interest Rate - Real	130,588,751	-	-	126,400,445	-	-
Indexed to Price and Interest Rates	7,214,266	-	-	9,225,789	-	-
Foreign Currency	21,319,486	-	-	16,492,458	1,442,682	1,512,827
Others	52,150	-	-	-	-	-
Liabilities	188,541,335	(7,486,416)	(23,858,438)	187,223,147	(13,268,195)	(23,852,140)
CDI (Interbank Deposit Rates)	21,880,266	-	-	23,278,942	-	-
Fixed Interest Rate - Real	133,387,606	(2,798,855)	(18,923,379)	135,957,697	(9,557,252)	(20,135,763)
Indexed to Price and Interest Rates	8,947,480	(1,733,214)	(1,727,957)	12,767,212	(3,541,423)	(3,518,297)
Foreign Currency	24,273,406	(2,953,920)	(3,204,352)	15,049,776	-	-
Others	52,577	(427)	(2,750)	169,520	(169,520)	(198,080)
Options	226,738,601	510,823	327,172	175,841,405	448,739	168,467
Purchased Position	106,469,767	902,921	777,046	83,883,966	1,149,704	935,520
Call Option - US Dollar	12,888,691	226,997	165,466	12,693,748	215,095	181,463
Put Option - US Dollar	4,267,262	61,841	39,267	3,788,161	352,584	392,048
Call Option - Other	11,694,040	75,131	72,969	20,115,932	60,830	62,517
Interbank Market	8,277,090	3,471	(2,893)	17,391,500	7,152	7,062
Others (1)	3,416,950	71,660	75,862	2,724,432	53,678	55,455
Put Option - Other	77,619,774	538,952	499,344	47,286,125	521,195	299,492
Interbank Market	76,190,590	32,971	79,376	46,106,600	13,968	18,029
Others (1)	1,429,184	505,981	419,968	1,179,525	507,227	281,463
Sold Position	120,268,834	(392,098)	(449,874)	91,957,439	(700,965)	(767,053)
Call Option - US Dollar	8,002,335	(120,259)	(107,951)	4,314,988	(121,751)	(141,172)
Put Option - US Dollar	5,278,123	(99,069)	(125,546)	7,390,733	(470,629)	(553,458)
Call Option - Other	28,823,362	(68,242)	(76,080)	30,441,646	(75,754)	(46,940)
Interbank Market	25,162,987	(18,866)	(3,586)	27,597,764	(5,891)	(4,087)
Others (1)	3,660,375	(49,376)	(72,494)	2,843,882	(69,863)	(42,853)
Put Option - Other	78,165,014	(104,528)	(140,297)	49,810,072	(32,831)	(25,483)
Interbank Market	77,161,587	(48,921)	(73,728)	49,245,495	(9,225)	(5,793)
Others (1)	1,003,427	(55,607)	(66,569)	564,577	(23,606)	(19,690)
Futures Contracts	158,037,502	-	-	104,651,180	-	-
Purchased Position	50,635,814	-	-	40,396,456	-	-
Exchange Coupon (DDI)	9,951,406	-	-	14,473,180	-	-
Interest Rates (DI1 and DIA)	23,824,933	-	-	23,756,523	-	-
Foreign Currency	5,140,235	-	-	1,393,538	-	-
Indexes (2)	9,970,879	-	-	195,160	-	-
Treasury Bonds/Notes	1,748,361	-	-	578,055	-	-

						Consolidated
			09/30/2017			12/31/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	107,401,688	-	-	64,254,724	-	-
Exchange Coupon (DDI)	43,854,098	-	-	15,048,490	-	-
Interest Rates (DI1 and DIA)	58,294,832	-	-	29,047,678	-	-
Foreign Currency	1,011,678	-	-	17,384,256	-	-
Indexes (2)	291,785	-	-	185,506	-	-
Treasury Bonds/Notes	3,949,295	-	-	2,588,794	-	-
Forward Contracts and Others	47,103,854	(497,574)	(563,952)	50,853,154	144,572	990,702
Purchased Commitment	20,789,893	1,069,051	1,171,692	20,864,170	724,000	2,734,342
Currencies	20,789,893	1,069,051	1,171,692	19,951,984	724,000	2,738,737
Others	-	-	-	912,186	-	(4,395)
Sell Commitment	26,313,961	(1,566,625)	(1,735,644)	29,988,984	(579,428)	(1,743,640)
Currencies	26,242,495	(1,638,828)	(1,814,847)	29,911,406	(657,006)	(1,826,965)
Others	71,466	72,203	79,203	77,578	77,578	83,325

(1) Includes shares and indexes options contracts.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					09/30/2017	12/31/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		32,718,525	32,285,428	52,839,958	117,843,911	118,076,726
Options		8,810,848	1,140,480	208,557,920	218,509,248	169,608,057
Futures Contracts		-	-	157,742,003	157,742,003	104,348,970
Forward Contracts and Others		25,198,902	20,176,690	1,656,796	47,032,388	50,775,576

						Consolidated
						Notional
					09/30/2017	12/31/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		32,718,525	32,765,205	141,263,316	206,747,046	199,767,970
Options		8,810,848	1,140,480	216,787,273	226,738,601	175,841,405
Futures Contracts		-	-	158,037,502	158,037,502	104,651,180
Forward Contracts and Others		25,198,902	20,248,156	1,656,796	47,103,854	50,853,154

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3) (Current Corporate Name of BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa)) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					09/30/2017	12/31/2016
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		985,521	23,950,042	92,908,348	117,843,911	118,076,726
Options		62,203,700	100,791,842	55,513,706	218,509,248	169,608,057
Futures Contracts		11,577,255	99,711,165	46,453,583	157,742,003	104,348,970
Forward Contracts and Others		32,160,191	11,172,091	3,700,106	47,032,388	50,775,576

					Consolidated
					Notional
				09/30/2017	12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	3,170,843	24,574,351	179,001,852	206,747,046	199,767,970
Options	69,049,130	101,832,196	55,857,275	226,738,601	175,841,405
Futures Contracts	11,658,576	99,807,337	46,571,589	158,037,502	104,651,180
Forward Contracts and Others	32,185,002	11,218,746	3,700,106	47,103,854	50,853,154

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				09/30/2017	12/31/2016
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		89,516,203	28,327,708	117,843,911	118,076,726
Options		218,509,248	-	218,509,248	169,608,057
Futures Contracts		157,742,003	-	157,742,003	104,348,970
Forward Contracts and Others		31,936,888	15,095,500	47,032,388	50,775,576

					Consolidated
					Notional
				09/30/2017	12/31/2016
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		177,992,960	28,754,086	206,747,046	199,767,970
Options		226,738,601	-	226,738,601	175,841,405
Futures Contracts		158,037,502	-	158,037,502	104,651,180
Forward Contracts and Others		32,008,354	15,095,500	47,103,854	50,853,154

(1) Includes amount traded with the B3 (Current Corporate Name of BM&Fbovespa) which includes Cetip's operations values from its incorporation by B3, and other securities and commodities exchanges.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge instruments by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(39,997)	(97,215)	(137,212)	(66,261)	(31,085)	(97,346)
Assets	810,398	(9,450)	800,948	769,792	(7,854)	761,938
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	12,348	476	12,824	16,575	1,103	17,678
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	588,705	(10,038)	578,667	753,217	(8,957)	744,260
CDI (Interbank Deposit Rates) (5)	209,345	112	209,457	-	-	-
Liabilities	(850,395)	(87,765)	(938,160)	(836,053)	(23,231)	(859,284)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(203,525)	(17,260)	(220,785)	(16,575)	(1,103)	(17,678)
CDI (Interbank Deposit Rates) (1) (2)	(356,321)	(23,347)	(379,668)	(785,664)	(18,395)	(804,059)
Fixed Interest Rate - Real (3)	(25,286)	(4,387)	(29,673)	(33,814)	(3,733)	(37,547)
Indexed by Foreign Currency - Fixed Interest - Euro (4)	(265,263)	(42,771)	(308,034)	-	-	-
Hedge Object
Assets	853,481	74,764	928,245	350,995	18,354	369,349
Lending Operation (Note 8.a and e)	820,202	75,341	895,543	212,480	10,477	222,957
CDI (Interbank Deposit Rates) (2)	335,342	11,662	347,004	212,480	10,477	222,957
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	202,542	16,403	218,945	-	-	-
Indexed by Foreign Currency - Euro (4)	265,263	42,771	308,034	-	-	-
Interest Rate - Real (3)	17,055	4,505	21,560	-	-	-
Available-for-Sale Securities (Note 6.a.III)	33,279	(577)	32,702	138,515	7,877	146,392
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	25,199	(610)	24,589	106,070	2,775	108,845
Interest Rate - Real (3)	8,080	33	8,113	32,445	5,102	37,547
Liabilities	-	-	-	(816,759)	12,830	(803,929)
Funding and Borrowings and Onlendings
Loans Issued Abroad (Note 18.e)	-	-	-	(816,759)	12,830	(803,929)
Indexed by Foreign Currency - US Dollar (2)	-	-	-	(816,759)	12,830	(803,929)

						Consolidated
			09/30/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(45,831)	(94,158)	(139,989)	(109,766)	(26,703)	(136,469)
Assets	1,242,641	20,302	1,262,943	1,034,526	11,486	1,046,012
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	12,348	476	12,824	16,575	1,103	17,678
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	588,705	(10,038)	578,667	753,217	(8,957)	744,260
CDI (Interbank Deposit Rates) (5)	209,345	112	209,457	-	-	-
Indexed by Foreign Currency - Euro (6) (7)	432,243	29,752	461,995	264,734	19,340	284,074
Liabilities	(1,288,472)	(114,460)	(1,402,932)	(1,144,292)	(38,189)	(1,182,481)
Indexed by Foreign Currency - US Dollar (6)	(241,707)	(13,259)	(254,966)	(308,239)	(14,958)	(323,197)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(203,525)	(17,260)	(220,785)	(16,575)	(1,103)	(17,678)
CDI (Interbank Deposit Certificates) (1) (2)	(356,321)	(23,347)	(379,668)	(785,664)	(18,395)	(804,059)
Fixed Interest Rate - Real (3)	(25,286)	(4,387)	(29,673)	(33,814)	(3,733)	(37,547)
Indexed by Foreign Currency - Colombian Peso (7)	(196,370)	(13,436)	(209,806)	-	-	-
Indexed by Foreign Currency - Euro (4)	(265,263)	(42,771)	(308,034)	-	-	-
Hedge Object
Assets	1,298,664	74,764	1,373,428	669,966	23,165	693,131
Lending Operation (Note 8.a and e)	1,265,385	75,341	1,340,726	531,451	15,288	546,739
CDI (Interbank Deposit Rates) (2)	335,342	11,662	347,004	212,480	10,477	222,957
Indexed by Foreign Currency - US Dollar (6)	277,441	-	277,441	318,971	4,811	323,782
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	202,542	16,403	218,945	-	-	-
Indexed by Foreign Currency - Colombian Peso (7)	167,742	-	167,742	-	-	-
Indexed by Foreign Currency - Euro (4)	265,263	42,771	308,034	-	-	-
Interest Rate - Real (3)	17,055	4,505	21,560	-	-	-
Available-for-Sale Securities (Note 6.a.III)	33,279	(577)	32,702	138,515	7,877	146,392
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	25,199	(610)	24,589	106,070	2,775	108,845
Interest Rate - Real (3)	8,080	33	8,113	32,445	5,102	37,547
Liabilities	-	-	-	(816,759)	12,830	(803,929)
Money Market Funding and Borrowings and Onlendings
Foreign Borrowings (Note 18.e)	-	-	-	(816,759)	12,830	(803,929)
Indexed by Foreign Currency - US Dollar (2)	-	-	-	(816,759)	12,830	(803,929)

						Bank/Consolidated
						09/30/2017
						Notional
Hedge instruments
Futures Contracts (8)						19,436,966
Interest Rate (DI1 and DIA)						19,436,966

						Bank/Consolidated
						09/30/2017
					Adjustment
				Cost	to Fair Value	Fair Value
Hedge Object
Assets				21,738,146	568,805	22,306,951
Securities - Available for Sale (Note 6.a.III)
Public Titles (8)				21,738,146	568,805	22,306,951
National Treasury Bills - LTN				9,018,318	200,343	9,218,661
National Treasury Notes - NTN F				12,719,828	368,462	13,088,290

(1) Bank and Consolidated, obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$15,832 (12/31/2016 - R$108,845).

(2) Bank and Consolidated, these are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$347,004 (12/31/2016 - R$222,957) and September 30, 2017 promissory notes of R$8,757 and assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R$803,929.

(3) Bank and Consolidated, these are obligations over instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$8,113 (12/31/2016 - R$37.547) and credit operations in the amount of R$21,560.

(4) Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$308,034.

(5) Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$218,945.

(6) In the Consolidated, these are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$277,441 (12/31/2016 - R$323,782).

(7) In the Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$167,742.

(8) Current value of the instruments as of September 30, 2017 is R$21,863,378.

The effectiveness of these operations were in accordance with the Bacen Rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			09/30/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	116,519	(23,270)	93,249	140,828	(20,535)	120,293
Assets	1,173,759	67,167	1,240,926	1,382,765	84,746	1,467,511
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	890,228	64,808	955,036	1,382,765	84,746	1,467,511
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	283,531	2,359	285,890	-	-	-
Liabilities	(1,057,240)	(90,437)	(1,147,677)	(1,241,937)	(105,281)	(1,347,218)
CDI (Interbank Deposit Rates) (1) (2)	(297,821)	(3,520)	(301,341)	(340,943)	(995)	(341,938)
Fixed Interest Rate - Real (1)	-	-	-	(198,666)	(1,288)	(199,954)
Indexed by Foreign Currency - Fixed Interest Euro (1)	(759,419)	(86,917)	(846,336)	(702,328)	(102,998)	(805,326)

						Consolidated
			09/30/2017			12/31/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	119,363	(155,728)	(36,365)	83,063	(85,053)	(1,990)
Assets	5,299,243	184,151	5,483,394	4,364,638	176,056	4,540,694
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	890,228	64,808	955,036	1,393,009	84,811	1,477,820
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	283,531	2,359	285,890	-	-	-
Indexed by Foreign Currency - Euro (3)	799,261	95,775	895,036	421,516	52,852	474,368
CDI (Interbank Deposit Rates) (4)	3,326,223	21,209	3,347,432	2,550,113	38,393	2,588,506
Liabilities	(5,179,880)	(339,879)	(5,519,759)	(4,281,575)	(261,109)	(4,542,684)
CDI (Interbank Deposit Rates) (1) (2)	(297,821)	(3,520)	(301,341)	(340,943)	(995)	(341,938)
Indexed by Interest Rate - Pré Real (1) (4)	(3,357,850)	(155,569)	(3,513,419)	(2,741,145)	(97,473)	(2,838,618)
Indexed by Foreign Currency - Fixed Interest - Euro (1)	(759,419)	(86,917)	(846,336)	(702,328)	(102,998)	(805,326)
Indexed by Foreign Currency - Dollar (3)	(764,790)	(93,873)	(858,663)	(489,318)	(59,366)	(548,684)
Indexed by Foreign Currency - Real (3)	-	-	-	(7,841)	(277)	(8,118)

						Bank/Consolidated
					09/30/2017	12/31/2016
					Notional	Notional
Hedge Instruments
Future Contracts					61,626,087	80,149,530
Trade Finance Operations (5)					55,106,710	80,149,530
Foreign Currency - Dollar					411,840	450,571
Interest Rates (DI1 and DIA)					34,027,069	46,314,644
Interest Rates DDI1					20,667,801	33,384,315
Securities (6)					6,519,377	-
Interest Rates (DI1 and DIA)					6,519,377	-

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Hedge Object - Cost
Asset	31,920,442	27,362,050	32,685,195	27,858,924
Lending Operations (Note 8.a)
Import and Export Credit and Financing (3) (5)	9,572,953	10,558,755	9,974,654	10,816,781
Lending Operations (3) (5)	12,452,263	13,632,049	12,815,315	13,870,897
Other Receivables (5)	-	529,997	-	529,997
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III) (2) (5)	490,727	1,939,949	490,727	1,939,949
Available for Sale - Public Securities - Financial Treasury - LFT (Note 6.a.III) (6)	8,646,460	-	8,646,460	-
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a. IV) (1)	758,039	701,300	758,039	701,300
Liabilities	-	(1,332,972)	(3,773,664)	(4,223,472)
Money Market Funding and Borrowings and Onlendings
Deposits (Note 18.a)
Certificates of Interbank Deposit - CDI (4)	-	-	(218,145)	(547,556)
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Exchange Acceptances
Exchange Treasury Bills - LC (4)	-	-	(710,209)	(573,596)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)	-	-	(2,845,310)	(1,769,348)
Borrowings and Onlendings (Note 18.e)
Foreign Lending Obligations (5)	-	(1,332,972)	-	(1,332,972)

(1) Bank and Consolidated, operation due April 1, 2021 (12/31/2016 - operation due April 1, 2021) which hedge objects are securities represented by title Brazilian External Debt Bonds.

(2) Bank and Consolidated, operation maturing on December 18, 2017, whose hedged items are securities represented by promissory notes.

(3) Consolidated, operations maturing between October, 2017 and February, 2018 (12/31/2016 - operations maturing between March, 2017 and June, 2021), which objects "hedge" contracts are loans from lending institutions.

(4) Consolidated, operations with maturities between October 2017 and May 2020 (12/31/2016 - operations with maturities between May 2017 and November 2019), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5)  Bank and Consolidated, transactions with maturity between October, 2017 and November, 2026 (12/31/2016 - transactions with maturities between January 2017 and January 2018) and restated instrument value of R$25,682,930 (12/31/2016 - R$29,164,917) where operations are denominated in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is a credit transaction - Financing and export and import credit, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6)  Bank and Consolidated, operation maturing between March, 2021 and march, 2023 and updated value of the instruments of R$8,629,345, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debit of R$149,668 (12/31/2016 - corresponds to a credit of R$69,489) and is recorded in equity, net of tax effects.

The effectiveness of these operations was in accordance with Bacen Circular 3,082/2002, and in the third quarter of 2017 income was recorded in the amount of R$5,077 and at the nine months period the amount of R$13,309, referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin for transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) with derivative financial instruments from own portfolio and thirdparty portfolio is composed by Brazilian Internal Debt Bonds.

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Financial Treasury Bills - LFT	41,455	714,031	713,223	1,556,804
National Treasury Bills - LTN	8,095,802	4,636,644	8,095,802	4,636,644
National Treasury Notes - NTN	3,579,625	27,598	3,579,625	27,598
Total	11,716,882	5,378,273	12,388,650	6,221,046

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets
Swap Differentials Receivable	6,521,435	9,258,813	17,282,056	15,348,102
Option Premiums to Exercise	704,940	883,474	777,046	935,520
Forward Contracts and Others	1,933,646	7,708,703	2,012,489	7,792,334
Total	9,160,021	17,850,990	20,071,591	24,075,956
Liabilities
Swap Differentials Payable	5,038,816	6,097,822	15,925,786	12,375,829
Option Premiums Launched	378,685	728,507	449,874	767,053
Forward Contracts and Others	2,576,801	6,801,326	2,576,441	6,801,632
Total	7,994,302	13,627,655	18,952,101	19,944,514

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of  Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of  Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by  Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of September 30, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(15,495)	(414,306)	(828,612)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,552)	(25,747)	(51,494)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,879)	(19,022)	(38,044)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,442)	(11,968)	(23,936)
Foreign Currency	Exposures subject to Foreign Exchange	(16,526)	(413,161)	(826,322)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(5,736)	(31,217)	(62,433)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,799)	(26,999)	(53,998)
Shares and Indexes	Exposures subject to Change in Shares Price	(4,208)	(105,200)	(210,400)
Total (1)		(53,637)	(1,047,620)	(2,095,239)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(78,414)	(1,508,381)	(2,962,074)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(18,868)	(319,959)	(475,588)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(32,885)	(419,829)	(836,446)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(6,505)	(128,165)	(238,314)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(119)	(21,041)	(42,241)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(12,266)	(136,548)	(262,527)
Foreign Currency	Exposures subject to Foreign Exchange	(491)	(12,273)	(24,546)
Total (1)		(149,548)	(2,546,196)	(4,841,736)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Lending Operations	171,479,828	172,953,587	218,023,370	212,780,537
Loans and Discounted Titles (3)	87,599,596	90,658,938	97,690,628	98,581,263
Financing (4)	36,757,344	36,631,187	73,016,680	68,075,722
Rural and Agroindustrial - Financing	12,065,641	8,958,221	12,065,641	8,958,221
Real Estate Financing	34,767,311	36,490,536	34,767,311	36,490,536
Securities Financing	128,320	50,303	128,320	50,303
Lending Operations Related to Assignment	161,616	164,402	354,790	624,492
Leasing Operations	1	7	2,639,761	2,882,031
Advances on Foreign Exchange Contracts (1) (Note 9)	6,343,774	5,101,851	6,343,774	5,101,851
Other Receivables (2) (5)	33,961,840	33,344,087	36,033,136	36,133,837
Total	211,785,443	211,399,532	263,040,041	256,898,256
Current	107,153,344	108,886,706	133,409,278	133,425,588
Long-term	104,632,099	102,512,826	129,630,763	123,472,668

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) Includes the amount of R$253,313 (12/31/2016 - R$81,697) Bank and R$698,496 (12/31/2016 - R$405,479) Consolidated contracts objects loans of "hedge" market risk (Note 6.b.V.a) and the amount of R$9,572,953 (12/31/2016 - R$13,632,049) Bank and R$9,974,654 (12/31/2016 - R$13,870,897) Consolidated, contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) Includes the amount of R$642,230 (12/31/2016 - R$141,260) Bank and Consolidated of financing "hedge" contracts objects of market risk (Note 6.b.V.a), and the amount of R$12,452,263 (12/31/2016 - R$10,558,755) Bank and R$12,315,815 (12/31/2016 - R$10,816,781) Consolidated of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In December 31, 2016, in the Bank and Consolidated, includes the amount of R$529,997 of contracts of credit objects of cash flow "hedge". (Note 6.b.V.b.)

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the period January-September 2017, operations were carried out credit assignment without recourse in the amount of R$398,843 (2016 - R$245,816) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA), (Note 37.c). On September 30, 2017, the present value of the operations assigned to Banco PSA is R$193,174 (12/31/2016 - R$460,090).

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On September 30, 2017 the present value of the divested operations is R$161,616 (12/31/2016 - R$164,402).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2017, the present value of the divested operations is R$133,169 (12/31/2016 - R$159,745).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Overdue	6,937,595	7,054,119	8,033,677	8,084,332
Due to:
Up to 3 Months	55,828,041	61,524,849	65,323,521	70,650,136
From 3 to 12 Months	51,325,303	47,361,857	68,085,757	62,775,452
Over 12 Months	97,694,504	95,458,707	121,597,086	115,388,336
Total	211,785,443	211,399,532	263,040,041	256,898,256

c) Lease Portfolio Operations

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Gross Investment in Leasing Operations	1	7	3,149,864	3,455,534
Lease Receivables	1	4	2,110,408	2,339,735
Unrealized Residual Values (1)	-	3	1,039,456	1,115,799
Unearned Income on Lease	-	(3)	(2,091,804)	(2,316,599)
Offsetting Residual Values	-	(3)	(1,039,456)	(1,115,799)
Leased Assets	67,076	68,451	6,786,013	7,390,260
Accumulated Depreciation	(67,076)	(68,451)	(3,583,351)	(3,949,169)
Excess Depreciation	26,258	27,109	1,383,949	1,517,892
Losses on Unamortized Lease	-	-	228,943	247,375
Advances for Guaranteed Residual Value	(26,258)	(27,103)	(2,196,696)	(2,349,857)
Other Assets	-	-	2,299	2,394
Total of Lease Portfolio at Present Value	1	7	2,639,761	2,882,031

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$510,103 (12/31/2016 - R$573,503).

On September 30, 2017 and December 31, 2016, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				09/30/2017	12/31/2016	09/30/2017	12/31/2016
Overdue				1	2	26,680	27,105
Due to:
Up to 1 Year				-	5	1,451,752	1,625,438
From 1 to 5 Years				-	-	1,662,406	1,794,786
Over 5 Years				-	-	9,026	8,205
Total				1	7	3,149,864	3,455,534

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				09/30/2017	12/31/2016	09/30/2017	12/31/2016
Overdue				1	2	23,369	24,117
Due to:
Up to 1 Year				-	5	1,354,895	1,518,203
From 1 to 5 Years				-	-	1,257,028	1,335,895
Over 5 Years				-	-	4,469	3,816
Total				1	7	2,639,761	2,882,031

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2017	12/31/2016	09/30/2017	12/31/2016
Private Sector				211,718,485	211,333,303	262,973,083	256,832,027
Industry				56,119,000	62,455,022	57,724,667	63,829,839
Commercial				26,286,467	26,864,271	29,649,053	30,357,498
Financial Institutions				754,125	1,111,393	757,618	1,116,062
Services and Other (1)				32,853,100	33,607,965	34,685,579	36,071,493
Individuals				92,743,599	84,422,338	137,061,234	122,286,564
Credit Cards				21,849,515	20,676,801	21,849,515	20,676,801
Mortgage Loans				27,251,150	27,153,241	27,251,150	27,153,241
Payroll Loans				14,434,646	11,632,735	23,950,172	18,987,060
Financing and Vehicles Lease				1,795,558	1,859,677	34,374,155	30,194,853
Others (2)				27,412,730	23,099,884	29,636,242	25,274,609
Agricultural				2,962,194	2,872,314	3,094,932	3,170,571
Public Sector				66,958	66,229	66,958	66,229
State				32,172	50,647	32,172	50,647
Municipal				34,786	15,582	34,786	15,582
Total				211,785,443	211,399,532	263,040,041	256,898,256

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	81,413,543	-	81,413,543	-	-	-
A	0.5%	75,744,469	-	75,744,469	378,722	282,705	661,427
B	1%	14,243,623	1,324,613	15,568,236	155,682	260,447	416,129
C	3%	9,593,513	1,895,824	11,489,337	344,680	760,938	1,105,618
D	10%	8,459,924	2,708,983	11,168,907	1,116,891	1,208,404	2,325,295
E	30%	2,481,965	1,908,701	4,390,666	1,317,200	-	1,317,200
F	50%	1,641,475	1,181,437	2,822,912	1,411,456	-	1,411,456
G	70%	1,087,807	903,503	1,991,310	1,393,917	-	1,393,917
H	100%	2,694,528	4,426,194	7,120,722	7,120,722	-	7,120,722
Total		197,360,847	14,349,255	211,710,102	13,239,270	2,512,494	15,751,764

							Bank
							12/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	83,304,514	-	83,304,514	-	-	-
A	0.5%	73,169,632	-	73,169,632	365,848	275,044	640,892
B	1%	14,214,859	1,097,714	15,312,573	153,126	248,731	401,857
C	3%	9,333,702	2,139,320	11,473,022	344,191	744,383	1,088,574
D	10%	8,000,687	2,482,841	10,483,528	1,048,353	577,450	1,625,803
E	30%	2,009,675	1,451,340	3,461,015	1,038,304	-	1,038,304
F	50%	1,859,835	1,201,808	3,061,643	1,530,821	-	1,530,821
G	70%	1,273,196	956,548	2,229,744	1,560,821	-	1,560,821
H	100%	3,122,836	5,770,548	8,893,384	8,893,384	-	8,893,384
Total		196,288,936	15,100,119	211,389,055	14,934,848	1,845,608	16,780,456

							Consolidated
							09/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,936,620	-	97,936,620	-	-	-
A	0.5%	101,593,008	-	101,593,008	507,966	304,077	812,043
B	1%	17,441,651	2,582,315	20,023,966	200,240	260,447	460,687
C	3%	10,545,856	3,064,595	13,610,451	408,314	760,938	1,169,252
D	10%	8,636,370	3,152,478	11,788,848	1,178,885	1,208,404	2,387,289
E	30%	2,578,806	2,172,609	4,751,415	1,425,425	-	1,425,425
F	50%	1,658,662	1,372,382	3,031,044	1,515,522	-	1,515,522
G	70%	1,205,544	1,037,558	2,243,102	1,570,171	-	1,570,171
H	100%	2,735,282	5,250,964	7,986,246	7,986,246	-	7,986,246
Total		244,331,799	18,632,901	262,964,700	14,792,769	2,533,866	17,326,635

							Consolidated
							12/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,759,855	-	97,759,855	-	-	-
A	0.5%	95,665,266	-	95,665,266	478,326	296,236	774,562
B	1%	17,462,836	2,328,983	19,791,819	197,918	248,732	446,650
C	3%	10,160,710	3,188,136	13,348,846	400,465	744,383	1,144,848
D	10%	8,128,531	2,873,991	11,002,522	1,100,252	577,450	1,677,702
E	30%	2,066,273	1,696,249	3,762,522	1,128,757	-	1,128,757
F	50%	1,877,166	1,407,104	3,284,270	1,642,135	-	1,642,135
G	70%	1,392,106	1,107,260	2,499,366	1,749,556	-	1,749,556
H	100%	3,240,086	6,528,416	9,768,502	9,768,502	-	9,768,502
Total		237,752,829	19,130,139	256,882,968	16,465,911	1,866,801	18,332,712

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3) The total loan portfolio includes the value of a credit of R$75,341 (12/31/2016 - R$10,477) Bank and R$75,341 (12/31/2016 - R$15,288) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Opening Balance	16,780,456	15,593,565	18,332,712	16,832,226
Allowances Recognized	7,812,326	8,147,615	8,974,102	9,332,439
Write-offs	(8,841,018)	(7,879,605)	(9,980,179)	(8,884,194)
Closing Balance	15,751,764	15,861,575	17,326,635	17,280,471
Current	4,161,548	3,920,141	4,810,227	4,555,999
Long-term	11,590,216	11,941,434	12,516,408	12,724,472
Recoveries Credits (1)	1,854,484	1,992,765	1,957,587	2,126,377

(1) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$107,554 (2016 - R$119,542) Bank and R$70,550 (2016 - R$134.451) Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Renegotiated Credits	13,153,950	13,327,164	13,600,985	13,497,388
Allowance for Loan Losses	(7,509,556)	(7,785,193)	(7,647,209)	(7,851,068)
Percentage of Coverage on Renegotiated Credits	57.1%	58.4%	56.2%	58.2%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	09/30/2017		12/31/2016
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	5,174,356	1.5%	6,446,102	1.9%
10 Largest	29,753,403	8.9%	31,490,745	9.5%
20 Largest	45,141,264	13.5%	45,622,490	13.8%
50 Largest	70,991,535	21.2%	71,551,505	21.6%
100 Largest	93,213,997	27.9%	93,949,486	28.4%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			09/30/2017	12/31/2016
Assets
Rights to Foreign Exchange Sold			18,409,423	53,657,710
Exchange Purchased Pending Settlement			34,374,826	38,480,488
Advances in Local Currency			(575,945)	(123,953)
Income Receivable from Advances and Importing Financing (Note 8.a)			90,437	100,205
Currency and Documents Term Foreign Currency			48,780	31,678
Total			52,347,521	92,146,128
Current			50,915,496	89,829,757
Long-term			1,432,025	2,316,371
Liabilities
Exchange Sold Pending Settlement			27,994,162	54,316,838
Foreign Exchange Purchased			24,775,175	37,538,056
Advances on Foreign Exchange Contracts (Note 8.a)			(6,343,774)	(5,101,851)
Others			58	58
Total			46,425,621	86,753,101
Current			45,129,566	84,631,442
Long-term			1,296,055	2,121,659
Memorandum Accounts
Outstanding Import Credits – Foreign Currency			1,059,135	635,055
Confirmed Export Credits – Foreign Currency			337,583	498,197

10. Securities Trading and Brokerage

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets
Financial Assets and Pending Settlement Transactions	383,347	1,350,035	385,881	1,350,344
Clearinghouse Transactions	-	196	7,068	26,296
Debtors Pending Settlement	60,522	13,296	281,815	155,106
Stock Exchanges - Guarantee Deposits	80,599	14,145	80,599	14,145
Others (1)	923,102	149,506	923,102	149,506
Total	1,447,570	1,527,178	1,678,465	1,695,397
Current	1,447,570	1,527,178	1,678,465	1,695,397
Liabilities
Financial Assets and Pending Settlement Transactions	143,580	902,393	163,588	920,248
Creditors Pending Settlement	4,392	4,392	235,367	137,986
Creditors for Loan of Shares	62,761	61,845	294,325	168,013
Clearinghouse Transactions	1	-	2,403	3,708
Records and Settlement	1,964	2,594	3,682	3,928
Acquisition and Subscription of Securities Arising Release	-	-	-	1,274
Others	919	2,151	922	2,288
Total	213,617	973,375	700,287	1,237,445
Current	212,884	971,989	699,554	1,236,059
Long-term	733	1,386	733	1,386

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2016	Recognition	Realization	09/30/2017
Allowance for Loan Losses	11,226,152	3,314,714	(3,227,081)	11,313,785
Reserve for Legal and Administrative Proceedings - Civil	783,276	162,202	(46,053)	899,425
Reserve for Tax Risks and Legal Obligations	1,380,786	176,213	(9,107)	1,547,892
Reserve for Legal and Administrative Proceedings - Labor	1,060,611	465,697	(145,538)	1,380,770
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,719,237	1,047,676	(2,441,733)	2,325,180
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	545,119	90,795	-	635,914
Accrual for Pension Plan (2)	884,543	376,638	-	1,261,181
Profit Sharing, Bonuses and Personnel Gratuities	363,200	469,126	(529,088)	303,238
Other Temporary Provisions (3)	3,178,827	345,916	-	3,524,743
Total Tax Credits on Temporary Differences	23,141,751	6,448,977	(6,398,600)	23,192,128
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	(119,460)	521,753
Balance of Recorded Tax Credits	23,782,964	6,448,977	(6,518,060)	23,713,881
Current	8,234,581			5,959,436
Long-term	15,548,383			17,754,445

					Bank
		12/31/2015	Recognition	Realization	09/30/2016
Allowance for Loan Losses		11,129,702	3,209,515	(3,199,691)	11,139,526
Reserve for Legal and Administrative Proceedings - Civil		777,079	188,344	(52,812)	912,611
Reserve for Tax Risks and Legal Obligations		1,627,384	209,321	(350,445)	1,486,260
Reserve for Legal and Administrative Proceedings - Labor		875,489	257,033	(195,131)	937,391
Adjustment to Fair Value of Trading Securities and Derivatives (1)		9,913,918	262,188	(5,239,708)	4,936,398
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		2,486,103	-	(1,642,569)	843,534
Accrual for Pension Plan (2)		874,253	96,241	(31,567)	938,927
Profit Sharing, Bonuses and Personnel Gratuities		373,329	399,612	(383,746)	389,195
Other Temporary Provisions (3)		2,432,406	285,217	-	2,717,623
Total Tax Credits on Temporary Differences		30,489,663	4,907,471	(11,095,669)	24,301,465
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Balance of Recorded Tax Credits		31,130,876	4,907,471	(11,095,669)	24,942,678
Current		8,063,063			8,135,671
Long-term		23,067,813			16,807,007

		Change in the
		Scope of			Consolidated
	12/31/2016	Consolidation (Note 15)	Recognition	Realization	09/30/2017
Allowance for Loan Losses	12,321,090	(181)	3,802,457	(3,518,235)	12,605,131
Reserve for Legal and Administrative Proceedings - Civil	868,273	-	211,710	(70,015)	1,009,968
Reserve for Tax Risks and Legal Obligations	2,266,355	(404)	263,358	(30,591)	2,498,718
Reserve for Legal and Administrative Proceedings - Labor	1,124,992	4,038	495,599	(161,008)	1,463,621
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,745,880	-	1,047,681	(2,455,605)	2,337,956
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569,194	-	132,143	(1,331)	700,006
Accrual for Pension Plan (2)	886,535	-	377,850	-	1,264,385
Profit Sharing, Bonuses and Personnel Gratuities	386,483	(48)	497,405	(556,817)	327,023
Other Temporary Provisions (3)	3,434,482	(6,018)	403,201	(71,998)	3,759,667
Total Tax Credits on Temporary Differences	25,603,284	(2,613)	7,231,404	(6,865,600)	25,966,475
Tax Loss Carryforwards	508,045	-	51,840	(147,636)	412,249
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	(119,460)	535,899
Balance of Recorded Tax Credits	26,766,688	(2,613)	7,283,244	(7,132,696)	26,914,623
Current	9,102,267				6,940,683
Long-term	17,664,421				19,973,940

		Change in the
		Scope of			Consolidated
	12/31/2015	Consolidation (Note 15)	Recognition	Realization	09/30/2016
Allowance for Loan Losses	12,013,011	-	3,733,636	(3,442,430)	12,304,217
Reserve for Legal and Administrative Proceedings - Civil	847,544	-	199,491	(67,243)	979,792
Reserve for Tax Risks and Legal Obligations	2,500,587	-	317,519	(389,946)	2,428,160
Reserve for Legal and Administrative Proceedings - Labor	909,010	-	267,550	(198,034)	978,526
Amortized Goodwill	-	-	7,531	-	7,531
Adjustment to Fair Value of Trading Securities and Derivatives (1)	10,006,970	-	298,053	(5,330,435)	4,974,588
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,609,682	-	520	(1,759,959)	850,243
Accrual for Pension Plan (2)	874,347	-	96,282	(31,656)	938,973
Profit Sharing, Bonuses and Personnel Gratuities	399,358	-	422,842	(411,847)	410,353
Other Temporary Provisions (3)	2,635,520	107,136	346,950	(114,359)	2,975,247
Total Tax Credits on Temporary Differences	32,796,029	107,136	5,690,374	(11,745,909)	26,847,630
Tax Loss Carryforwards	537,037	-	19,701	(232,215)	324,523
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Balance of Recorded Tax Credits	33,988,425	107,136	5,710,075	(11,978,124)	27,827,512
Current	8,786,456				9,105,853
Long-term	25,201,969				18,721,659

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature and escrow deposits.

Banco Santander has tax credits not registered in assets in the amount of R$374,708 (12/31/2016 - R$1,084,230) and R$375,622 (12/31/2016 - R$1,085,272) Consolidated.

As established by CMN Resolution 3,059/2002, with the changes introduced by CMN Resolution 4,441/2015, Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016, the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

						Bank
						09/30/2017
				Temporary Differences		Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2017		704,047	566,578	39,932	521,753	1,832,310
2018		2,978,412	2,391,462	132,961	-	5,502,835
2019		4,306,249	2,543,410	49,224	-	6,898,883
2020		3,058,089	1,845,219	38,925	-	4,942,233
2021		1,876,241	1,133,242	30,812	-	3,040,295
2022 to 2024		446,419	267,851	11,325	-	725,595
2025 to 2026		468,518	303,212	-	-	771,730
Total		13,837,975	9,050,974	303,179	521,753	23,713,881

						Consolidated
						09/30/2017
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2017	827,107	662,145	40,434	43,808	525,158	2,098,652
2018	3,474,106	2,777,221	134,967	68,690	1,057	6,456,041
2019	4,990,802	2,930,340	51,061	56,194	7,227	8,035,624
2020	3,266,123	1,973,082	40,257	94,404	2,457	5,376,323
2021	2,013,530	1,215,967	32,143	78,074	-	3,339,714
2022 to 2024	457,832	272,623	12,401	49,684	-	792,540
2025 to 2026	483,253	310,841	-	21,395	-	815,489
2027	172	68	-	-	-	240
Total	15,512,925	10,142,287	311,263	412,249	535,899	26,914,623

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$20,290,696 (12/31/2016 - R$20,525,234) Bank and R$23,115,194 (12/31/2016 - R$23,117,101) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Notes and Credits Receivable (Note 8.a)
Credit Cards	17,890,634	16,757,154	18,107,717	16,809,107
Receivables (1)	15,366,136	16,305,283	17,220,349	18,801,078
Rural Product Note (CPR)	-	42,793	-	42,793
Others	-	-	-	241,758
Escrow Deposits for
Tax Claims	4,881,824	4,721,942	7,136,902	6,894,499
Labor Claims	1,759,072	1,643,978	1,834,817	1,707,724
Others	1,085,496	1,050,112	1,271,802	1,427,416
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	620,477	724,116	701,316	814,925
Recoverable Taxes	1,999,065	3,684,562	2,694,671	4,332,304
Receivables - Buyer Services (Note 22 and 26.e) (2) (3)	5,974,067	15,258,438	16,567,692	15,152,967
Reimbursable Payments	191,887	146,131	210,865	167,429
Salary Advances/Others	181,614	64,883	241,424	111,513
Employee Benefit Plan (Note 35)	141,454	130,462	165,660	153,661
Debtors for Purchase of Assets (Note 8.a)	155,472	84,066	155,472	84,310
Receivable from Affiliates (Note 26.e)	701,401	853,930	682,226	862,893
Others	1,226,242	958,506	1,968,237	1,624,418
Total	52,174,841	62,426,356	68,959,150	69,228,795
Current	30,179,105	31,949,644	43,588,702	35,349,654
Long-term	21,995,736	30,476,712	25,370,448	33,879,141

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2) At Banco Santander includes the amount of R$5,960,707 (12/31/2016 - R$15,246,008) receivable related to the acquisition of its subsidiary Getnet Acquiring and Services for Means of Payment S.A. (Getnet S.A.).

(3) In September 2017, Getnet S.A. implemented operational procedures to carry out financial settlements with commercial establishments (a process started with the approval of the Payment Institution by the Central Bank). With this procedure, the assets and liabilities related to operations with commercial establishments were recorded by Getnet S.A. This change is aligned with the business plan of Banco Santander in Brazil and did not generate impact on its Consolidated Income Statements.

13. Non-Current Assets Held for Sale

As of September 30, 2017, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA) on April 20, 2017, Holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded was R$130,713 in the Bank and Consolidated.

14. Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. It operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Luxembourg

The Bacen, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets	87,285,545	81,192,782	3,014,268	2,810,242
Current and Long-term Assets	87,285,545	81,192,780	3,014,268	2,810,164
Cash	2,291,583	544,468	241,991	182,366
Interbank Investments	12,361,418	13,467,647	1,310,050	1,323,784
Securities and Derivatives Financial Instruments	35,657,573	34,721,940	128,013	4,606
Lending Operations (1)	18,665,079	22,770,598	1,311,291	1,094,243
Foreign Exchange Portfolio	16,432,523	8,466,560	-	-
Others	1,877,369	1,221,567	22,923	205,165
Permanent Assets	-	2	-	78
Liabilities	87,285,545	81,192,782	3,014,268	2,810,242
Current and Long-term Liabilities	49,162,342	44,495,525	185,741	240,053
Deposits and Money Market Funding	9,524,765	5,026,564	56,381	-
Funds from Acceptance and Issuance of Securities	2,329,105	7,434,693	-	-
Borrowings (2)	18,358,953	21,081,194	-	-
Foreign Exchange Portfolio	16,445,938	8,351,718	-	-
Others	2,503,581	2,601,356	129,360	240,053
Deferred Income	88	107	17,024	17,563
Stockholders' Equity	38,123,115	36,697,150	2,811,503	2,552,626

	2017	2016	2017	2016
Net Income (Loss) for the Period 1 July to 30 September	760,329	156,074	2,698	13,107
Net Income (Loss) for the Period 1 January to 30 September	1,984,361	409,325	21,274	(52,901)

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

15. Investments in Affiliates and Subsidiaries

					09/30/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct and Indirect Participation
		Common Shares and Quotas	Preferred Shares	Direct Participation
Investments	Activity
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.) (14) (22) (23)	Other Activities	4,687	-	100.00%	100.00%
Getnet S.A.	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Securitizadora (21)	Securitization	120,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (15) (17)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (3)	Bank	227,106	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)) (5)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (14) (22) (23)
BW Guirapá I S.A. (7) (18)	Holding	848	-	-	86.81%

					09/30/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct and Indirect Participation
		Common Share sand Quotas	Preferred Shares	Direct Participation
Investments	Activity
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Jointly Controlled Companies by Banco Santander (13)
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (13) (16)	Credit Bureau	658	658	20.00%	20.00%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços (13)
Webmotors S.A. (2) (8)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (13) (14) (22) (23)
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (6)	Insurance Broker	250	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (12)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan (13)
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (9)	Other Activities	186,695	-	-	100.00%
Controlled by Tebnet (13)
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (10)	Other Activities	179,396	-	-	100.00%
Controlled by Olé Consignado (3)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Controladas da BW Guirapá I S.A. (7) (18)
Central Eólica Angical S.A. (Angical) (7)	Wind Energy	717	-	-	100.00%
Central Eólica Caititu S.A. (Caititu)	Wind Energy	935	-	-	100.00%
Central Eólica Coqueirinho S.A. (Coqueirinho) (7) (18)	Wind Energy	983	-	-	100.00%
Central Eólica Corrupião S.A. (Corrupião) (7)	Wind Energy	712	-	-	100.00%
Central Eólica Inhambu S.A. (Inhambu) (7)	Wind Energy	918	-	-	100.00%
Central Eólica Tamanduá Mirim S.A. (Tamanduá Mirim) (7) (18)	Wind Energy	1,033	-	-	100.00%
Central Eólica Teiu S.A. (Teiu) (7)	Wind Energy	746	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity		Net Income(Loss) Adjusted	Investments Value				Equity Accounting Results	Equity Accounting Results
		01/07 to	01/01 to			01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2017	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Controlled by Banco Santander
Santander Leasing	6,016,864	91,638	263,849	4,727,693	4,478,155	72,004	207,317	71,821	210,668
Santander Brasil Consórcio	209,410	29,044	72,795	209,410	136,615	29,044	72,795	7,067	17,724
Banco Bandepe	3,241,237	45,991	143,144	3,241,237	3,086,221	45,991	143,144	58,747	165,355
Banco RCI Brasil S.A.	1,054,845	58,206	136,904	420,787	529,562	23,218	54,612	6,859	(1,412)
Aymoré CFI	1,734,673	117,861	355,579	1,734,673	1,364,514	117,861	355,579	39,966	118,603
Santander CCVM	564,863	5,479	7,556	564,862	557,736	5,479	7,556	71,983	83,629
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito) (19)	-	(335)	-	-	17,317	(335)	-	(1,075)	(894)
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (20)	-	(1,941)	(2,319)	-	14,698	(1,941)	(2,319)	250	743
Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.) (14) (22) (23)	1,607,378	9,659	34,508	1,607,043	1,542,410	9,659	34,508	4,776	(808)
Getnet S.A.	1,738,575	116,117	318,200	1,538,639	1,299,508	102,763	281,607	67,581	164,876
Sancap	519,815	72,178	103,790	519,815	362,233	72,178	103,790	12,456	66,154
Santander Serviços	643,466	69,806	202,375	390,284	478,039	42,339	122,747	45,592	92,356
Santander Brasil EFC	2,811,503	2,698	21,274	2,811,503	2,552,626	2,698	21,274	13,107	(52,901)
Atual Securitizadora (21)	120,532	532	532	120,532	-	532	532	-	-
Mantiq Investimentos Ltda. (Mantiq) (4)	-	-	-	-	-	-	-	-	3,277
Controlled by Aymoré CFI
Super Pagamentos (15) (17)	36,246	(1,799)	(3,406)	-	-	-	-	-	-
Olé Consignado (3)	738,354	31,898	65,485	-	-	-	-	-	-
Banco PSA	302,548	10,094	32,726	-	-	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil (5)	387,074	3,605	15,815	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	194,708	24,618	77,958	-	-	-	-	-	-
Evidence	305,474	47,309	24,909	-	-	-	-	-	-
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (14) (22) (23)
BW Guirapá I S.A. (7) (18)	514,366	(3,417)	(6,342)	-	-	-	-	-	-

	Adjusted Stockholders' Equity		Net Income (Loss) Adjusted	Investments Value				Equity Accounting Results	Equity Accounting Results
		01/07 to	01/01 to			01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2017	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Controlled by Santander Serviços
Webcasas S.A.	23,633	327	975	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander (13)
Cibrasec (1)	76,116	1,199	6,633	7,402	7,432	212	854	308	817
Norchem Participações	51,191	807	2,756	25,596	26,302	404	1,378	541	1,448
EBP (1)	42,466	(11)	(13,935)	4,718	6,266	(1)	(1,548)	31	(442)
Gestora de Crédito (13) (16)	64,693	(1,130)	(1,130)	12,939	-	(226)	(226)	-	-
Controlled by Getnet S.A.
Auttar HUT	12,443	298	13	-	-	-	-	-	-
Integry Tecnologia (12)	75,618	(14)	943	-	-	-	-	-	-
Toque Fale	4,077	212	1,875	-	-	-	-	-	-
Controlled by Olé Consignado (3)
BPV Promotora de Vendas e Cobrança Ltda.	11,756	2,025	4,806	-	-	-	-	-	-
Bonsucesso Tecnologia Ltda.	3,056	737	2,606	-	-	-	-	-	-
Controladas da BW Guirapá I S.A. (7) (18)
Angical (7)	39,809	(123)	(240)	-	-	-	-	-	-
Caititu	64,913	(242)	(384)	-	-	-	-	-	-
Coqueirinho (7) (18)	80,948	(758)	(1,105)	-	-	-	-	-	-
Corrupião (7)	75,258	(239)	(737)	-	-	-	-	-	-
Inhambu (7)	90,976	(670)	(2,018)	-	-	-	-	-	-
Tamanduá Mirim (7) (18)	86,014	(844)	(1,513)	-	-	-	-	-	-
Teiu (7)	51,510	115	301	-	-	-	-	-	-

	Adjusted Stockholders' Equity		Net Income (Loss) Adjusted	Investments Value				Equity Accounting Results	Equity Accounting Results
		01/07 to	01/01 to			01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2017	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Affiliate
Norchem Holdings	94,981	1,421	4,669	20,658	20,981	309	1,015	386	1,056
Others	-	-	-	255	225	99	316	(871)	15,677
Total Bank				17,958,046	16,480,840	522,287	1,404,931	399,525	885,926
Jointly Controlled Companies by Banco Santander (17)
Cibrasec (1)	76,116	1,199	6,633	7,402	-	212	854	-	-
Norchem Participações	51,191	807	2,756	25,596	-	404	1,378	-	-
EBP (1)	42,466	(11)	(13,935)	4,718	-	(1)	(1,548)	-	-
Gestora de Crédito (13) (16)	64,693	(1,130)	(1,130)	12,939	-	(226)	(226)	-	-
Jointly Controlled Companies by Santander Serviços (13)
Webmotors S.A. (2) (8)	130,567	7,394	20,299	73,520	-	4,911	13,859	-	-
TecBan	457,445	22,116	52,330	90,620	-	4,381	10,340	-	-
Controlled by TecBan
Tbnet (9)	79,635	(5,072)	(28,072)	-	-	-	-	-	-
Controlled by Tebnet
Tbforte (10)	74,671	(5,021)	(29,567)	-	-	-	-	-	-
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (13) (14) (22) (23)
PSA Corretora de Seguros (6)	2,443	474	1,127	1,222	-	236	563	-	-
Affiliate
Norchem Holdings	94,981	1,421	4,669	20,658	20,981	309	1,015	386	1,056
Others (1)	-	-	-	135,176	137,567	-	-	-	-
Total Consolidated				371,851	158,548	10,226	26,235	386	1,056

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) At the Extraordinary Shareholders' Meeting  (ESM) of November 1, 2016, it was approved the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, throught the insuance of 28,509,708 new common ordinary shares, with no par value. The process of the increase was approved by the Bacen in November 22, 2016.

(4) Investment sold in July 14, 2016.

(5) At the ESM held on August 1, 2016, it was approved the change of the name of PSA Finance Arrendamento Mercantil S.A. to Santander Finance Arrendamento Mercantil S.A., which was approved by Bacen on December 12, 2016.

(6) Pursuant to the shareholders' agreement, the control is shared by Santander Participações and PSA Services LTD.

(7) At ESMs held on October 31, 2016, a capital increase was approved by BW Guirapá I SA for Winds: Angical in the amount of R$600, through the issuance of 10,200 new ordinary shares, Coqueirinho in the amount of R$1,300 , through the issuance of 13,900 new ordinary shares, Corrupião in the amount of R$2,501, through the issuance of 22,125 new ordinary shares, Inhambu in the amount of R$2,102 through the issuance of 19,175 new ordinary shares, Tamanduá Mirim in the amount of R$306, through the issue of 3,300 new ordinary shares and for Teiu in the amount of R$1,405, through the issuance of 19,600 new ordinary shares, the shares subscribed by BW Guirapá I SA, will be paid in national currency in up to 365 days, November 2017.

(8) On December 30, 2016, Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) was merged into Webmotors S.A (Note 37.d).

(9) At the Meetings of the shareholders held in the period from January to June 2017, capital increase were approved in the amount of R$44,600, from R$142,095 to R$186,695, with the issuance of 44,600 thousand new shares, In the par value of R$1.00 (one Real) each, whose increase were paid in the currency of the country on the same date as the approval by the partners.

(10) At the Meetings of the shareholders held between January and March 2017, capital increases were approved in the amount of R$43,130, from R$136,266 to R$179,396, with the issue of 43,130 new shares, In the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(11) Includes the net amortization amount of R$21,044 (06/30/2016 - R$25,735) referring to the conclusion of the Purchase Price Allocation (PPA) study on the acquisition of Bonsucesso by Aymoré CFI, R$81,642 (06/30/2016 - R$90,094) related to goodwill on the acquisition of the shares representing the remaining 50% of the voting capital stock of Super (Note 37.c), R$20,646 (12/31/2016 - R$21,762) referring to goodwill recorded at BW Guirapá I SA relating to the acquisition of Special Purpose Companies (SPE) of Wind Farms and R$11,588 referring to the final value of the purchase price of the Banco PSA.

(12) On March 9, 2017, under a contractual amendment, they resolved by mutual agreement to increase Integry Tecnologia's capital stock in the amount of R$75,000, from the current R$1,276 to R$76,276, through the distribution of seventy and five million) of new quotas with a par value of R$1.00 each.

(13) Effective January 1, 2017, CMN Resolution No. 4,517 of August 24, 2016, which establishes that equity interests in jointly controlled companies must be accounted for using the equity method (Note 2) .

(14) At the ESM held on May 8, 2017, it was approved the change of company name from Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. At the same ESM, it was approved the company´s purpose change.

(15) In May, 2017, it was approved by Bacen the authorization process for the Company operates as a payment institution.

(16) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital stock each (Note 37.b). At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital stock increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preffered shares Class A  and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preffered shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preffered shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(17) At the Extraordinary Shareholders' Meeting held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(18) At the Extraordinary General Meeting held on July 31, 2017, a capital increase was approved by BW Guirapá I SA for Winds: Coqueirinho in the amount of R$3,800, through the issue of 39,561 (thirty-nine thousand, five hundred and sixty one) new common shares and Tamanduá Mirim in the amount of R $ 3,100, through the issuance of 32,466 (thirty-two thousand, four hundred and sixty-six) new common shares all nominative and without par value.

(19) On August 31, 2017, Santander Microcrédito was merged into Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) (Note 37.d).

(20) On September 29, 2017, Santander Brasil Advisory was merged into Santander Corretora de Seguros (current corporate name of Santander Participações SA) (Note 37.d).

(21) At the Extraordinary General Meeting held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

(22) At the Extraordinary General Meeting held on August 31, 2017, a capital increase of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito (Note 37.d), based on its book value at the date - based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, transferring the capital stock from the current R$1,700,000 to R$1,717,652, through the issuance of a total of 51,776 (fifty-one thousand, seven hundred and seventy-six) registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, on the base date of June 30, 2017.

(23) At the Extraordinary General Meeting held on September 29, 2017, Santander Corretora de Seguros' shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017 (Note 37.d), of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

16. Fixed Assets

				Bank
			09/30/2017	12/31/2016
	Cost	Depreciation	Net	Net
Real Estate	2,502,281	(662,106)	1,840,175	1,893,845
Land	664,640	-	664,640	668,141
Buildings	1,837,641	(662,106)	1,175,535	1,225,704
Others Fixed Assets	11,279,873	(7,433,537)	3,846,336	4,149,313
Installations, Furniture and Equipment	3,186,514	(1,749,498)	1,437,016	1,449,269
Data Processing Equipment	3,344,167	(2,777,091)	567,076	748,818
Leasehold Improvements	3,705,946	(2,154,103)	1,551,843	1,624,277
Security and Communication Equipment	753,799	(495,125)	258,674	277,607
Others	289,447	(257,720)	31,727	49,342
Total	13,782,154	(8,095,643)	5,686,511	6,043,158

				Consolidated
			09/30/2017	12/31/2016
	Cost	Depreciation	Net	Net
Real Estate	2,816,238	(692,598)	2,123,640	2,187,136
Land	698,208	-	698,208	702,032
Buildings	2,118,030	(692,598)	1,425,432	1,485,104
Others Fixed Assets	13,096,791	(8,160,792)	4,935,999	5,363,607
Installations, Furniture and Equipment	3,883,099	(1,811,390)	2,071,709	2,168,242
Data Processing Equipment	3,600,914	(2,858,010)	742,904	958,214
Leasehold Improvements	3,770,547	(2,195,904)	1,574,643	1,651,786
Security and Communication Equipment	1,524,046	(1,035,503)	488,543	486,797
Others	318,185	(259,985)	58,200	98,568
Total	15,913,029	(8,853,390)	7,059,639	7,550,743

17. Intangibles

				Bank
			09/30/2017	12/31/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(25,968,652)	151,385	1,368,177
Other Intangible Assets	8,860,000	(5,503,504)	3,356,496	2,895,815
Acquisition and Development of Software	6,230,807	(4,411,621)	1,819,186	1,633,443
Exclusivity Contracts for Provision of Banking Services	2,307,713	(828,627)	1,479,086	1,197,278
Others	321,480	(263,256)	58,224	65,094
Total	34,980,037	(31,472,156)	3,507,881	4,263,992

				Consolidated
			09/30/2017	12/31/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,459,096	(26,664,040)	795,056	2,173,901
Other Intangible Assets	9,377,043	(5,838,046)	3,538,997	3,128,640
Acquisition and Development of Software	6,672,160	(4,686,619)	1,985,541	1,840,289
Exclusivity Contracts for Provision of Banking Services	2,307,713	(828,627)	1,479,086	1,197,278
Others	397,170	(322,800)	74,370	91,073
Total	36,836,139	(32,502,086)	4,334,053	5,302,541

The value in use is used as base of the impairment test for goodwill evaluation on acquired companies. For this purpose, it is estimated the cash flow for a period of 5 years. The cash flow is prepared considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial market, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments applied to the flows on a continuous basis, as showed in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The cash flow estimate is based on valuations prepared by independent research company, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

					Commercial Bank
						12/31/2016
Main Assumptions:
Basis of Valuation						Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)						5 Years
Growth Rate						8.0%
Discount Rate (2)						15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the Management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.23%.

Based on the assumptions described above, the goodwill balance was not impaired.

18. Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2017	12/31/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,911,466	-	-	-	15,911,466	16,016,316
Savings Deposits	38,570,220	-	-	-	38,570,220	36,051,476
Interbank Deposits	-	5,479,721	24,466,889	2,848,838	32,795,448	65,097,094
Time Deposits (1) (2)	94,976	35,724,609	53,266,079	59,915,164	149,000,828	91,694,767
Total	54,576,662	41,204,330	77,732,968	62,764,002	236,277,962	208,859,653
Current					173,513,960	158,705,975
Long-term					62,764,002	50,153,678

						Consolidated
					09/30/2017	12/31/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,979,746	-	-	-	15,979,746	16,006,319
Savings Deposits	38,570,220	-	-	-	38,570,220	36,051,476
Interbank Deposits (1)	-	777,336	1,472,986	450,229	2,700,551	3,122,438
Time Deposits (1) (2)	94,976	35,074,219	53,045,478	58,652,546	146,867,219	90,524,841
Other Deposits	158	-	-	-	158	89
Total	54,645,100	35,851,555	54,518,464	59,102,775	204,117,894	145,705,163
Current					145,015,119	97,394,726
Long-term					59,102,775	48,310,437

(1) Includes the amount of R$218,145 (12/31/2016 - R$547,556) of Interbank Deposits - CDI, used as cash flow hedge objects (Note 6.b.V.b).

(2) Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

						Bank
					09/30/2017	12/31/2016
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		90,858,039	18,587,185	2,162,138	111,607,362	125,213,506
Government Securities		78,036,155	37,411	-	78,073,566	65,419,749
Others		12,821,884	18,549,774	2,162,138	33,533,796	59,793,757
Third Parties		8,456,869	-	-	8,456,869	14,799,595
Linked to Trading Portfolio Operations		-	4,044,848	30,416,592	34,461,440	31,550,621
Total		99,314,908	22,632,033	32,578,730	154,525,671	171,563,722
Current					121,946,941	132,400,766
Long-term					32,578,730	39,162,956

					Consolidated
				09/30/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	83,862,828	18,582,339	2,162,138	104,607,305	123,578,123
Government Securities	71,040,944	37,411	-	71,078,355	64,116,094
Debt Securities in Issue	6,968,668	18,464,296	2,149,047	27,582,011	54,125,777
Others	5,853,216	80,632	13,091	5,946,939	5,336,252
Third Parties	2,457,352	-	-	2,457,352	5,794,993
Linked to Trading Portfolio Operations	-	4,044,848	30,416,592	34,461,440	31,550,621
Total	86,320,180	22,627,187	32,578,730	141,526,097	160,923,737
Current				108,947,367	121,760,781
Long-term				32,578,730	39,162,956

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	24,303,123	37,011,830	7,922,360	69,237,313	92,103,855
Real Estate Credit Notes - LCI (1)	8,052,752	14,598,265	4,149,407	26,800,424	23,983,429
Agribusiness Credit Notes - LCA (2)	3,149,197	5,067,885	184,464	8,401,546	6,980,844
Treasury Bills - LF (3)	13,101,174	17,345,680	3,588,489	34,035,343	61,139,582
Securities Issued Abroad	1,555,553	627,438	517,013	2,700,004	7,722,202
Eurobonds	1,555,553	627,438	517,013	2,700,004	7,722,202
Funding by Structured Operations Certificates	152,672	685,910	700,919	1,539,501	1,235,591
Total	26,011,348	38,325,178	9,140,292	73,476,818	101,061,648
Current				64,336,526	79,435,491
Long-term				9,140,292	21,626,157

					Consolidated
				09/30/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances (5)	245,569	369,298	530,473	1,145,340	1,090,255
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	24,928,584	37,506,489	10,322,881	72,757,954	95,122,026
Real Estate Credit Notes - LCI (1)	8,052,752	14,598,265	4,149,407	26,800,424	23,983,429
Agribusiness Credit Notes - LCA (2)	3,149,197	5,067,885	184,464	8,401,546	6,980,844
Treasury Bills - LF (3) (4)	13,726,635	17,840,339	5,989,010	37,555,984	64,157,753
Securities Issued Abroad	1,555,553	627,438	517,013	2,700,004	7,722,202
Eurobonds	1,555,553	627,438	517,013	2,700,004	7,722,202
Funding by Structured Operations Certificates	152,672	685,910	700,919	1,539,501	1,235,591
Total	26,882,378	39,189,135	12,071,286	78,142,799	105,170,074
Current				66,071,513	81,262,272
Long-term				12,071,286	23,907,802

(1) Real Estate Credit Note are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On September 30, 2017, they have maturities between 2017 to 2022 (12/31/2016 - maturities between 2017 to 2026).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 86.0% to 94.0% of CDI. On September 30, 2017, its maturities dates are between 2017 to 2019 (12/31/2016 - maturities dates between 2017 to 2018).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2017, its maturities dates are between 2017 to 2025 (12/31/2016 - maturities dates between 2017 to 2025).

(4) Includes the amount of R$2,845,310 (12/31/2016 - R$1,769,348) of Treasury Bills - LF, used as cash flow hedge object (Note 6.b.V.b).

(5) Includes the amount of R$710,209 (12/31/2016 - R$573,596) of Exchange Treasury Bills - LC, used as cash flow hedge object (Note 6.b.V.b).

						Bank/Consolidated
					09/30/2017	12/31/2016
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	October-16	October-17	US$	2.2%	246,208	249,214
Eurobonds	December-16	December-17	US$	2.0%	193,206	195,796
Eurobonds	November-16	November-17	US$	1.8%	136,557	138,605
Eurobonds	November-16	November-17	US$	2.0%	129,057	130,791
Eurobonds	November-16	November-17	US$	2.1%	80,594	81,645
Eurobonds	December-16	December-17	US$	2.3%	27,976	28,313
Eurobonds	December-16	December-17	US$	1.8%	47,718	48,448
Eurobonds	October-16	October-17	US$	1.8%	47,110	47,832
Eurobonds	February-15	February-18	US$	2.2%	38,435	39,727
Eurobonds	October-16	October-17	EUR	0.4%	40,944	37,507
Eurobonds	July-15	July-20	US$	3.0%	10,133	10,206
Eurobonds	February-17	February-18	US$	2.0%	72,640	-
Eurobonds	February-17	January-18	US$	2.3%	53,446	-
Eurobonds	March-17	February-18	US$	2.4%	32,102	-
Eurobonds	March-17	March-18	US$	2.1%	32,051	-
Eurobonds	February-17	February-18	US$	1.8%	20,119	-
Eurobonds	January-17	July-17	US$	1.4%	70,019	-
Eurobonds	July-17	July-18	US$	2.2%	44,552	-
Eurobonds	July-17	September-18	US$	Zero Coupon	33,544	-
Eurobonds	August-17	August-18	US$	1.8%	38,760	-
Eurobonds	September-17	July-24	US$	10.0%	127,603	-
Eurobonds	September-17	July-24	US$	6.9%	381,187	-
Eurobonds	June-17	December-17	US$	1.6%	159,069	-
Eurobonds	April-17	October-17	EUR	0.2%	187,332	-
Eurobonds	May-17	May-18	US$	2.4%	45,405	-
Eurobonds	February and September-12	February-17	US$	4.6%	-	4,116,309
Eurobonds	June-16	June-17	US$	2.0%	-	475,424
Eurobonds	April-16	April-17	US$	2.1%	-	87,887
Eurobonds	April-16	April-17	US$	2.3%	-	23,172
Eurobonds	February-16	March-17	US$	2.5%	-	39,940
Eurobonds	September-16	March-17	US$	1.4%	-	50,045
Eurobonds	October-16	January-17	US$	0.9%	-	32,422
Eurobonds	November-16	February-17	US$	0.9%	-	93,498
Eurobonds	December-16	March-17	US$	0.9%	-	62,219
Eurobonds	December-16	June-17	US$	1.4%	-	62,105
Eurobonds	November-16	May-17	US$	1.4%	-	34,720
Eurobonds	October-16	April-17	US$	1.4%	-	30,753
Eurobonds	July-16	July-17	US$	2.0%	-	761,129
Eurobonds	September-16	September-17	US$	2.0%	-	195,206
Eurobonds	August-16	August-17	US$	2.0%	-	185,533
Eurobonds	September-16	September-17	US$	2.1%	-	35,562
Eurobonds	September-16	September-17	EUR	0.8%	-	20,821
Others					404,237	407,373
Total					2,700,004	7,722,202

d) Money Market Funding Expenses

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2017	09/30/2017	09/30/2016	09/30/2016
Time Deposits (1)			1,920,404	6,823,241	2,735,726	4,852,609
Savings Deposits			584,189	1,814,894	696,685	2,042,968
Interbank Deposits			869,877	4,119,778	2,462,842	6,729,157
Money Market Funding			4,542,598	14,046,517	6,035,222	18,152,368
Acceptance and Issuance of Securities			2,029,643	6,080,237	3,343,311	14,052,098
Others			130,798	371,085	239,766	1,001,302
Total			10,077,509	33,255,752	15,513,552	46,830,502

					Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2017	09/30/2017	09/30/2016	09/30/2016
Time Deposits (1)		1,907,034	6,772,842	2,709,614	4,774,946
Savings Deposits		584,189	1,814,894	696,685	2,042,968
Interbank Deposits		73,659	223,867	103,683	307,121
Money Market Funding		4,254,377	13,126,120	5,320,924	16,222,017
Upgrade and Provisions Interest and Pension Plans and Capitalization		27,459	86,241	32,973	96,714
Acceptance and Issuance of Securities		2,133,162	6,412,320	3,502,018	14,516,457
Others		131,510	373,009	240,407	1,003,840
Total		9,111,390	28,809,293	12,606,304	38,964,063

(1) In the Bank and Consolidated, in the quarter ended September 30, 2017, includes the record of interest in the amount of R$122,341 (2016 - R$123,966) and accumulated in the period the value to R$368,710 (2016 - R$376,452), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 21).

e) Borrowings and Onlendings

					Bank
				09/30/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	10,744,588	15,638,105	676,905	27,059,598	31,477,516
Import and Export Financing Lines	8,179,689	14,414,879	138,025	22,732,593	14,556,516
Other Credit Lines (1)	2,564,899	1,223,226	538,880	4,327,005	16,921,000
Domestic Onlendings	1,269,989	4,791,400	10,872,486	16,933,875	16,802,645
Total	12,014,577	20,429,505	11,549,391	43,993,473	48,280,161
Current				32,444,082	34,820,450
Long-term				11,549,391	13,459,711

					Consolidated
				09/30/2017	12/31/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	8,956	26,868	449,589	485,413	445,900
Foreign Borrowings	9,435,063	15,638,105	676,905	25,750,073	30,154,117
Import and Export Financing Lines	8,179,689	14,414,879	138,025	22,732,593	13,233,117
Other Credit Lines (1)	1,255,374	1,223,226	538,880	3,017,480	16,921,000
Domestic Onlendings	1,269,989	4,791,400	10,872,486	16,933,875	16,802,645
Total	10,714,008	20,456,373	11,998,980	43,169,361	47,402,662
Current				31,170,381	33,538,718
Long-term				11,998,980	13,863,944

(1) Includes the amount of R$816,759 (12/31/2016 - R$816,759), of bonds subject to market risk hedge (Note 6.b.V.a) and on December 31, 2016 the amount of R$1,332,972 of obligations subject to cash flow hedge (Note 6.b.V.b).

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (12/31/2016 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 14.3% p.a. (12/31/2016 - 0.6% p.a. to 32.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

			Bank		Consolidated
		09/30/2017	12/31/2016	09/30/2017	12/31/2016
Deferred Tax Liabilities		2,912,013	1,809,299	3,491,147	2,265,591
Provision for Taxes and Contributions on Income		118,809	-	701,469	33,113
Taxes Payable		812,700	1,064,799	992,234	1,404,210
Total		3,843,522	2,874,098	5,184,850	3,702,914
Current		1,613,051	1,891,028	2,560,655	2,442,614
Long-term		2,230,471	983,070	2,624,195	1,260,300

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2016	Recognition	Realization	09/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(35,474)	930,276
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	1,081,819	-	1,918,016
Excess Depreciation of Leased Assets		6,777	-	(213)	6,564
Others		575	56,582	-	57,157
Total		1,809,299	1,138,401	(35,687)	2,912,013

					Bank
		12/31/2015	Recognition	Realization	09/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,137	-	(43,820)	955,317
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		61,270	781,525	-	842,795
Excess Depreciation of Leased Assets		7,188	-	(361)	6,827
Others		25,364	-	(24,789)	575
Total		1,092,959	781,525	(68,970)	1,805,514

		Change in
		the Scope of
		Consolidation			Consolidated
	12/31/2016	(Note 15)	Recognition	Realization	09/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	-	42,640	(35,908)	976,053
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	1,177,613	(992)	2,069,592
Excess Depreciation of Leased Assets	385,127	-	-	(39,133)	345,994
Others	18,172	(824)	82,248	(88)	99,508
Total	2,265,591	(824)	1,302,501	(76,121)	3,491,147

		Change in
		the Scope of
		Consolidation			Consolidated
	12/31/2015	(Note 15)	Recognition	Realization	09/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,057,929	-	57,674	(100,041)	1,015,562
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	65,740	-	804,622	(1,598)	868,764
Excess Depreciation of Leased Assets	485,278	800	1,277	(79,519)	407,836
Others	33,872	-	4,444	(25,100)	13,216
Total	1,642,819	800	868,017	(206,258)	2,305,378

(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

					Bank
					09/30/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		85,676	68,103	16,606	170,385
2018		342,705	272,413	66,425	681,543
2019		326,867	194,808	63,336	585,011
2020		283,922	169,349	54,067	507,338
2021		250,981	150,568	47,962	449,511
2022 to 2024		281,280	168,709	51,878	501,867
2025 to 2026		10,225	6,133	-	16,358
Total		1,581,656	1,030,083	300,274	2,912,013

					Consolidated
					09/30/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		176,219	92,026	17,141	285,386
2018		434,886	288,482	68,566	791,934
2019		390,977	206,944	65,476	663,397
2020		347,438	181,192	56,208	584,838
2021		310,998	160,505	50,102	521,605
2022 to 2024		388,821	180,977	55,624	625,422
2025 to 2026		11,364	6,599	-	17,963
2027		427	175	-	602
Total		2,061,130	1,116,900	313,117	3,491,147

20. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					09/30/2017	12/31/2016
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	107,372	98,378
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	398,018	367,868
Total					505,390	466,246
Current					505,390	-
Long Term					-	466,246

(1) Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					09/30/2017	12/31/2016
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	4,010,866	4,127,184
Tier II (2)	January - 14	January - 24	R$3,000	6.000%	4,000,031	4,187,615
Total					8,010,897	8,314,799
Current					67,990	114,104
Long-term					7,942,907	8,200,695

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			09/30/2017	12/31/2016	09/30/2017	12/31/2016
Provision Technical for Pension and Capitalization Operations			-	-	1,815,751	1,681,252
Payables for Credit Cards (Note 12)			16,985,230	24,446,860	26,774,577	24,651,578
Provision for Tax Risks and Legal Obligations (Note 23.b) (2)			4,689,480	4,522,224	7,378,645	7,080,310
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			5,451,778	4,653,511	5,923,220	5,014,004
Provision for Financial Guarantees			279,547	-	279,547	-
Employee Benefit Plans (Note 35)			3,623,673	2,696,848	3,634,230	2,710,626
Payables for Acquisition of Assets and Rights			20,786	22,588	20,786	22,588
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i) (2)			611,968	719,574	692,807	810,383
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			8,509	4,542	8,509	4,542
Accrued Liabilities
Personnel Expenses			1,686,648	1,432,366	1,817,906	1,564,155
Administrative Expenses			411,326	301,877	521,672	422,133
Others Payments			55,300	35,135	202,345	159,652
Creditors for Unreleased Funds			619,832	482,091	619,832	482,091
Provision of Payment Services			404,992	460,432	404,992	460,432
Suppliers			418,259	290,281	1,053,043	922,082
Others (1)			3,702,418	3,365,507	6,475,907	6,433,165
Total			38,969,746	43,433,836	57,623,769	52,418,993
Current			24,451,460	32,547,860	39,136,903	38,143,523
Long-term			14,518,286	10,885,976	18,486,866	14,275,470

(1) In the Consolidated, includes the obligation concerning the transfer of the Fund Portfolio Guarantee Benefit (FGB) from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio are now being managed by Evidence from February 2, 2015.

(2) According to Circular Letter Bacen 3,782/2016, the provisions for tax risks was reclassified from tax and social security to other payables - others.

Provision for Financial Guarantees

The provision for losses associated with the financial guarantees provided is based on the analysis of operations according to the type of obligation provided, past experience, future expectations and the management's risk assessment policy. They are reviewed monthly, as established by CMN Resolution 4,512/2016.

						Bank/Consolidated
						09/30/2017
					Balance Guarantees
Type of Financial Guarantee					Provided	Provision
Linked to International Merchandise Trade					273,409	7,987
Linked to Bids, Auctions, Provision of Services or Execution of Works					3,145,591	13,319
Linked to the Supply of Goods					1,551,950	4,193
Linked to the Distribution of Securities by Public Offer					3,173,337	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature					11,406,650	104,827
Other Guarantees					1,470	7
Other Bank Guarantees					15,802,301	132,175
Other Financial Guarantees					2,369,244	17,039
Total					37,723,952	279,547

Changes in Allowances for Financial Guarantees

						Bank/Consolidated
					07/01 to	01/01 to
					09/30/2017	09/30/2017
Balance at Beginning (Recorded Net Realized Earnings from Tax Effects - Initial Adoption - Resolution CMN 4,512)					277,289	325,957
Constitution (Note 31)					42,780	133,956
Reversal (1) (Note 31)					(40,522)	(180,366)
Balance at End					279,547	279,547

(1) Corresponds to the honored guarantees, which its provision is recorded in the allowance for loan losses.

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2017 and 2016, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			09/30/2017	12/31/2016	09/30/2017	12/31/2016
Reserve for Tax Contingencies and Legal Obligations (Note 22)			4,689,480	4,522,224	7,378,645	7,080,310
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			5,451,778	4,653,511	5,923,220	5,014,004
Labor			3,481,131	2,988,869	3,682,898	3,146,383
Civil			1,970,647	1,664,642	2,240,322	1,867,621
Total			10,141,258	9,175,735	13,301,865	12,094,314

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2017			09/30/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,522,224	2,988,869	1,664,642	4,475,644	2,422,387	1,838,658
Recognition Net of Reversal (1)	(36,194)	801,921	539,595	(81,897)	829,850	512,957
Inflation Adjustment	199,370	444,160	138,143	291,307	220,249	126,443
Write-offs Due to Payment	(9,226)	(795,885)	(360,716)	(209,874)	(884,564)	(432,129)
Others	13,306	42,066	(11,017)	-	(596)	-
Balance at End	4,689,480	3,481,131	1,970,647	4,475,180	2,587,326	2,045,929
Escrow Deposits - Other Receivables	1,313,130	563,130	457,258	2,015,588	312,959	398,524
Escrow Deposits - Securities	20,455	15,550	1,131	25,132	6,000	7,293
Total Escrow Deposits (2)	1,333,585	578,680	458,389	2,040,720	318,959	405,817

						Consolidated
			01/01 to			01/01 to
			09/30/2017			09/30/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	7,080,310	3,146,383	1,867,621	6,973,763	2,505,553	2,008,716
Recognition Net of Reversal (1)	(17,069)	851,393	684,493	(170,784)	873,009	600,828
Inflation Adjustment	327,729	464,627	158,662	437,568	229,120	141,134
Write-offs Due to Payment	(12,993)	(821,267)	(457,880)	(210,667)	(916,748)	(539,264)
"Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 15)"	(12,638)	(525)	-	-	3,934	6,604
Others	13,306	42,287	(12,574)	2,586	(782)	2,641
Balance at End	7,378,645	3,682,898	2,240,322	7,032,466	2,694,086	2,220,659
Escrow Deposits - Other Receivables	2,687,885	588,291	474,405	3,542,557	321,047	404,535
Escrow Deposits - Securities	20,483	15,550	1,156	26,364	6,000	7,315
Total Escrow Deposits (2)	2,708,368	603,841	475,561	3,568,921	327,047	411,850

(1)Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits whose the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from the period of 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$342,104 can be done until January 2018. As a consequence of joining the program, it was recognized in the P&L expenses on the total amount of R$325,834, in the Bank and R$333,996 in the Consolidated financial, after tax effects.

The main lawsuits and administrative proceedings related to legal obligations, tax and social security are described as follow:

PIS and Cofins - R$1,755,910 Bank and R$3,475,989 Consolidated (12/31/2016 - R$1,669,219 Bank and R$3,303,368 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

Increase in CSLL Tax Rate - R$362,196 Bank and R$1,050,366 Consolidated (12/31/2016 - R$345,202 Bank and R$948,968 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of  judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

Tax on Services (ISS) - Financial Institutions - R$670,315 in the Bank and R$685,419 in the Consolidated (12/31/2016 - R$607,882 in the Bank and R$621,586 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services.

Social Security Contribution (INSS) - R$262,472 Bank and R$262,480 Consolidated (12/31/2016 - R$259,845 Bank and R$266,391 Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$710,099 (12/31/2016 - R$689,987) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended September 30, 2017 amounting R$1,423 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - lawsuits related to collection efforts with collective assessment due to inflation purge on adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criteria are recorded as provision according to the individual assessment made, being the provisions recorded recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class lawsuits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is recorded only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. For now the jurisprudence of the Superior Tribunal da Justiça (STJ - Justice Superior Court) is against the banks. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of its ministers declared themselves unable to judge the matter and therefore it is probable that the judgment remains paralyzed for several years. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$18,760 million, being the main lawsuits as follow:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2017 the amount related to this claim is approximately R$431 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2017 the amounts related to these proceedings totaled approximately R$3,882 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of September 30, 2017 the amount related to this lawsuit is approximately R$289 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2017, the balance was approximately R$1,318 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On September 30, 2017, the balance was approximately R$601 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On September 30, 2017, approximately R$2,216 million in the Consolidated.

The labor claims with classification of loss risk as possible totaled R$22 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,300 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$611,968, R$1,812 and R$6,697 (12/31/2016 - R$719,574, R$712 and R$3,830) in the Bank and R$692,807, R$1,812 and R$6,697 (12/31/2016 - R$810,383, R$712 and R$3,830) in the Consolidated, respectively, recorded in other financial liabilities (Note 22) which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			09/30/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	69,613	95,126	164,739	67,497	92,949	160,446
Foreign Residents	3,749,082	3,584,710	7,333,792	3,783,474	3,619,163	7,402,637
Total	3,818,695	3,679,836	7,498,531	3,850,971	3,712,112	7,563,083
(-) Treasury Shares	(1,838)	(1,838)	(3,676)	(25,786)	(25,786)	(51,572)
Total Outstanding	3,816,857	3,677,998	7,494,855	3,825,185	3,686,326	7,511,511

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

						09/30/2017
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (4)			500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (5)			500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)			500,000	63.5917	69.9509	133.5427
Total			1,500,000

(1) Established by the Board of Directors in April 2017, Common Shares- R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes.

(2) Established by the Board of Directors in July 2017, Common Shares- R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes.

(3) Established by the Board of Directors in September 2017, Common Shares- R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes.

(4) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2017 and will be paid from May 26, 2017 without any compensation as monetary correction.

(5) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2017 and will be paid from August 25, 2017 without any compensation as monetary correction.

(6) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2017 and were be paid from October 27, 2017 without any compensation as monetary correction.

						09/30/2016
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.4290	69.7719	133.2009
Total			500,000

(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.

(2) The amount of interest on shareholders' equity will be fully charged to the mandatory dividends for the year 2016 and were paid as from August 26, 2016, without any remuneration for monetary restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

Bank/Consolidated
Shares in Thousands
	09/30/2017		12/31/2016
	Quantity		Quantity
	Units	Units	ADRs
Treasury Shares at Beginning of Period	25,786	7,080	13,138
Cancellation of ADRs (1) (2)	(32,276)	13,138	(13,138)
Shares Acquisitions	12,768	14,284	-
Payment - Share-Based Compensation	(4,440)	(8,716)	-
Treasury Shares at End of Period	1,838	25,786	-
Subtotal - Treasury Shares in Thousands of Reais	R$ 26,158	R$ 513,889	-
Emission Cost in Thousands of Reais	R$ 182	R$ 145	-
Balance of Treasury Shares in Thousands of Reais	R$ 26,340	R$ 514,034	-

Cost/Market Value	Units	Units	ADRs
Minimum Cost	R$7.55	R$7.55	US$4.37
Weighted Average Cost	R$25.62	R$19.93	US$6.17
Maximum Cost	R$32.29	R$26.81	US$10.21
Market Value	R$27.64	R$28.32	US$8.58

(1) In January 2016 there was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

Additionally, in the period ended at September 30, 2017, treasury shares were traded, that resulted in loss of R$273 (2016 - resulted in a gain of R$1,037) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$2,579 (12/31/2016 - R$16,947). In the third quarter of 2017, there were realized results in the amounting of R$29,586 (2016 - R$1,499) and accumulated in the period of R$33,856 (2016 - R$6,384). In 2016 includes values referred to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded in 2012 as unrealized results in the amount of R$514,532.

f) Participação dos Acionistas Minoritários

		Stockholders’ Equity				Result
			07/01 a	01/01 a	07/01 a	01/01 a
	09/30/2017	12/31/2016	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Banco RCI Brasil S.A. (Note 15)	634,057	797,963	(34,986)	(82,292)	(10,337)	2,126
Santander Leasing (Note 15)	466	441	(7)	(20)	(7)	(21)
Getnet S.A. (Note 15)	199,936	168,863	- 13,353	- 36,593	1,345	(10,236)
Santander Brasil Advisory (Note 15)	-	529	-	-	(9)	(27)
BW Guirapá I S.A. (Note 15)	67,850	68,691	419	805	(7,979)	(7,979)
Olé Consignado (Note 15)	295,342	270,425	(12,759)	(26,194)	(4,055)	(543)
Banco PSA (Note 15)	151,274	138,057	(5,047)	(13,217)	(580)	(580)
Santander Serviços (Note 15)	253,155	313,391	(26,625)	(79,628)	(31,218)	(62,139)
FI Direitos Creditórios RCI Brasil I (Note 2)	344,197	468,656	- 11,346	- 37,775	(31,737)	(63,500)
FI RN Brasil - Financiamento de Veículos (Note 2)	301,949	298,434	- 4,219	- 24,658	-	-
Outros	19,335	296	- 2,013	- 708	947	1,110
Total	2,267,561	2,525,746	- 109,936	- 300,280	(83,630)	(141,789)

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2016 was 10.5%, composed of 9.875% of Reference Equity Minimum plus 0.625% of Capital Conservation Additional. Considering this additional, PR Level I increased to 6.625% and Minimum Principal Capital to 5.125%.

For the base year 2017, the PR requirement remains at 10.5%, including 9.25% of Minimum of Reference Equity and a further 1.25% of Capital Conservation Additional. The PR Level I reaches 7.25% and the Principal Capital Minimum 5.75%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

					09/30/2017	12/31/2016
Tier I Regulatory Capital					60,427,697	56,264,021
Principal Capital					56,416,831	52,136,837
Supplementary Capital					4,010,866	4,127,184
Tier II Regulatory Capital					4,000,031	4,280,864
Regulatory Capital (Tier I and II)					64,427,728	60,544,885
Credit Risk (1)					328,971,718	317,062,725
Market Risk (2)					36,751,339	24,188,620
Operational Risk					32,579,126	30,086,072
Total RWA (3)					398,302,183	371,337,417
Basel I Ratio					15.17	15.15
Basel Principal Capital					14.16	14.04
Basel Regulatory Capital					16.18	16.30

(1) Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent completions through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3) Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and  Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 28, 2017  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 28, 2017.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2017	09/30/2017	09/30/2016	09/30/2016
Fixed Compensation			19,013	61,759	25,245	65,388
Variable Compensation			30,734	106,338	9,901	64,595
Others			3,141	9,759	3,269	10,972
Total Short-Term Benefits			52,888	177,856	38,415	140,955
Shares Based Payments			785	2,391	-	-
Total Long-Term Benefits			785	2,391	-	-
Total (1)			53,673	180,247	38,415	140,955

(1) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the third quarter of 2017, charges were collected on Management compensation in the amount of R$9,300 (2016 - R$8,006) and accumulated in the period the value of R$24,649 (2016 - R$22,061).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	09/30/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,765	0.1%	3,770	0.1%	7,535	0.1%
Directors (*)	4,367	0.1%	4,367	0.1%	8,734	0.1%
Others	369,505	9.7%	397,304	10.8%	766,809	10.2%
Total Outstanding	3,816,857	99.9%	3,677,998	99.9%	7,494,855	99.9%
Treasury Shares	1,838	0.1%	1,838	0.1%	3,676	0.1%
Total	3,818,694	100.0%	3,679,836	100.0%	7,498,530	100.0%
Free Float (2)	373,270	9.8%	401,074	10.9%	774,344	10.3%

						Shares in Thousands
	12/31/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
GES (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total Outstanding	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury Shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), allocating twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Shareholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2016	09/30/2016
Cash	132,990	-	-	402,617	-	-
Banco Santander Espanha (2)	128,725	-	-	400,205	-	-
Banco Santander (México), S.A. (4)	1,688	-	-	1,034	-	-
Banco Santander Totta, S.A. (4)	2,415	-	-	1,261	-	-
Others	162	-	-	117	-	-
Interbank Investments	46,283,411	1,163,912	3,354,239	45,801,141	1,120,337	3,210,650
Aymoré CFI (3)	31,708,654	832,318	2,423,870	27,473,607	870,244	2,538,126
Banco Santander Espanha (1) (2)	3,111,078	24,941	68,729	10,269,812	8,245	30,112
Banco PSA (3)	984,173	25,588	78,302	832,849	-	-
Banco RCI Brasil S.A. (3)	1,372,480	21,395	60,717	589,376	33,534	102,056
Banco Bandepe (3)	396,031	11,031	11,031	-	-	-
Olé Consignado (3)	8,710,995	248,639	711,590	6,635,497	208,314	540,356
Securities	37,014,170	937,715	4,372,073	67,744,952	2,919,891	7,867,508
Santander Leasing (3)	37,014,170	937,715	4,372,073	67,744,952	2,919,891	7,867,508
Derivatives Financial Instruments - Net	(268,717)	(1,053,901)	(1,069,011)	(170,020)	89,959	651,930
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	159,007	(860,912)	(936,700)	(155,095)	45,866	171,517
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(87,728)	12,476	4,710	(91,828)	(1,028)	36,223
Banco Santander Espanha (2)	(333,580)	20,233	22,801	70,020	(7,541)	(19,155)
Santander FI Amazonas (3)	10,251	(13,214)	(32,182)	2,738	85,107	486,323
Santander Paraty (3) (Note 2)	-	-	-	-	25,943	-
Santander FI Hedge Strategies (3) (Note 2)	66,769	89,776	(78,571)	(109,760)	(211,433)	(211,433)
Getnet S.A. (3)	(784)	(276)	222	-	-	-
Santander FI Diamantina (3)	(82,652)	(301,984)	(49,291)	113,905	153,045	188,455
Loan Operations	-	135	424	-	(131)	1,295
Cibrasec (5) (10)	-	135	424	-	(131)	1,295
Dividends and Bonuses Receivables	-	-	-	717,619	150	150
Aymoré CFI (3)	-	-	-	93,133	-	-
Santander Leasing (3)	-	-	-	272,703	-	-
Banco RCI Brasil S.A. (3)	-	-	-	33,171	-	-
Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (3) (9)	-	-	-	2,194	-	-
Sancap (3)	-	-	-	122,467	-	-
Santander CCVM (3)	-	-	-	30,969	-	-
Banco Bandepe (3)	-	-	-	95,142	-	-
Santander Serviços (3)	-	-	-	31,197	-	-
Getnet S.A. (3)	-	-	-	35,130	-	-
Diversos	-	-	-	1,513	150	150
Trading Account	630,905	525	2,586	154,823	295	1,128
Abbey National Treasury (4)	88,324	266	610	92,118	95	299
Banco Santander Espanha (2)	542,581	259	1,976	62,705	200	829
Foreign Exchange Portfolio - Net	321,214	167,674	543,977	(104,243)	213,200	89,976
Banco Santander Espanha (2)	321,214	167,674	543,977	(104,243)	213,200	89,976

Receivables from Affiliates	6,662,108	626,763	1,900,923	16,099,938	547,299	1,831,488
Zurich Santander Brasil Seguros e Previdência S.A. (4)	681,288	340,023	1,087,599	834,736	316,820	1,069,774
Zurich Santander Brasil Seguros S.A. (4)	-	56,842	174,569	-	39,161	173,948
Santander Capitalização S.A. (3)	19,887	64,895	195,656	18,831	56,372	166,167
Aymoré CFI (3)	-	117,414	320,367	-	98,142	315,028
Santander CCVM (3)	-	18,827	69,190	-	25,182	70,585
Santander Leasing (3)	-	442	1,640	-	603	3,041
Santander Serviços (3)	-	6,336	15,859	-	4,762	14,285
Santander Microcrédito (3)	-	-	4,134	-	2,067	5,562
Santander Brasil Consórcio (3)	-	1,690	3,787	-	1,049	2,666
Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (3) (9)	140	6,280	6,779	-	250	2,750
Getnet S.A. (3) (8)	5,960,707	10,488	11,512	15,246,008	-	-
Others	86	3,526	9,831	363	2,891	7,682
Other Receivables - Others	830,988	5,683	15,553	15,887	8,500	30,516
Banco Santander Espanha (2)	9,327	-	-	12,089	-	1,540
Santander Capitalização S.A. (3)	3,596	-	-	3,462	2,491	6,414
Banco Santander International (4)	-	4,811	12,258	-	4,259	16,980
Santander Securities Services Brasil DTVM S.A. (4)	-	316	949	-	407	1,580
Getnet S.A. (3) (8)	817,642	-	-	-	-	-
Others	423	556	2,346	336	1,343	4,002
Deposits	(34,159,145)	(863,902)	(4,144,790)	(66,972,258)	(2,468,523)	(6,707,746)
Santander Leasing (3)	(26,994,244)	(712,691)	(3,647,838)	(59,211,733)	(2,250,409)	(6,050,681)
Banco Santander Espanha (2)	(607,766)	(3,115)	(10,611)	(1,556)	-	-
Aymoré CFI (3)	(3,194,762)	(95,699)	(273,190)	(2,938,745)	(107,907)	(333,070)
Banco Bandepe (3)	-	24,604	-	(763,992)	(35,126)	(110,825)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	(26,809)	-	-	(44,840)	-	-
Zurich Santander Brasil Seguros S.A. (4)	(2,031)	-	-	(8,725)	-	-
Santander Brasil Gestão de Recursos Ltda. (4)	(109,500)	(1,723)	(5,412)	(39,361)	(3,958)	(10,636)
Sancap (3)	(14,933)	(332)	(1,173)	(19,998)	(673)	(1,538)
Santander Brasil Asset (4)	(15,175)	(318)	(978)	(12,079)	(477)	(1,385)
Webmotors S.A. (6) (10)	(22,920)	(1,242)	(4,219)	(66,325)	(7,332)	(21,373)
Fundo de Investimento Santillana (4)	(241,233)	(22,580)	(65,152)	(757,874)	(22,893)	(64,421)
Isban Brasil S.A. (4)	(37,937)	(679)	(1,707)	(22,232)	(725)	(2,501)
Produban Serviços de Informática S.A. (4)	(15,996)	(350)	(1,031)	(19,653)	(621)	(1,506)
Banco RCI Brasil S.A. (3)	(29,397)	(958)	(2,392)	(40,202)	(2,266)	(8,725)
Santander Microcrédito (3)	-	-	(145)	(6,420)	(271)	(942)
Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (3) (9)	(748,212)	(16,350)	(56,478)	(736,921)	(22,592)	(62,156)
Santander Securities Services Brasil DTVM S.A. (4)	(303,388)	(6,368)	(18,982)	(208,059)	(5,852)	(14,887)
Santander Brasil Consórcio (3)	(96,614)	(2,376)	(8,715)	(99,402)	(2,495)	(6,954)
Santander Paraty (3) (Note 2)	-	-	-	-	-	-
Santander FI Hedge Strategies (3) (Note 2)	(1,499,030)	(20,199)	(34,436)	(462,928)	-	-
Santander Capitalização S.A. (3)	(4,817)	-	-	(3,836)	-	-
Santander CCVM (3)	(2,298)	(328)	(1,222)	(41,595)	(1,810)	(6,144)
Santander Securities Services Brasil Participações S.A. (4)	(68,473)	(1,520)	(5,071)	(52,484)	(958)	(2,462)
Super Pagamentos (3)	(52,561)	(532)	(2,831)	(28,891)	(755)	(1,620)
Webcasas S.A. (3)	(23,176)	(515)	(1,744)	(22,366)	(734)	(2,082)
Santander Brasil Advisory (3)	-	(198)	(884)	-	(409)	(1,177)
Santander Brasil EFC (3)	-	-	-	(1,323,399)	-	-
Getnet S.A. (3)	(6,469)	387	387	-	-	-
Others	(41,404)	(820)	(966)	(38,642)	(260)	(2,661)
Repurchase Commitments	(13,166,511)	(283,593)	(924,630)	(10,793,632)	(720,510)	(1,957,508)
Fundo de Investimento Santillana (4)	(166,017)	5,605	(3,095)	(153,647)	(5,692)	(26,353)
Getnet S.A. (3)	-	-	(15,667)	(331,729)	(5,417)	(13,613)
Santander FI Amazonas (3)	(141,820)	(5,015)	(9,435)	(54,197)	(5,556)	(17,594)
Santander FI Financial (3)	(10,629,375)	(235,718)	(793,002)	(9,840,206)	(319,719)	(900,477)
Santander Leasing (3)	(830,086)	(20,024)	(30,578)	-	(370,755)	(975,825)
Banco Bandepe (3)	(67,818)	(1,533)	(4,697)	(740)	(1,525)	(4,896)
Olé Consignado (3)	-	(50)	(1,226)	(6,000)	-	-
Santander CCVM (3)	(48,605)	(237)	(745)	(6,904)	(319)	(905)
Santander FI SBAC (3)	(575,358)	(12,295)	(17,240)	(3,296)	(145)	(1,181)
Santander FI Guarujá (3)	(35,699)	(918)	(2,149)	(68,334)	(1,650)	(2,303)
Santander FI Diamantina (3)	(32,709)	921	(2,649)	(6,503)	(2,344)	(6,424)
Super Pagamentos (3)	-	-	-	-	(592)	(997)
Santander Finance Arrendamento Mercantil (Current Name of PSA Finance Arrendamento Mercantil S.A.) (3)	(330,509)	(7,334)	(25,169)	(321,700)	(6,703)	(6,703)
Santander FI Unix (3)	(303,115)	(6,712)	(17,135)	(376)	-	-
Integry Tecnologia (3)	(4,394)	(249)	(1,713)	-	-	-
Others	(1,006)	(34)	(130)	-	(93)	(237)
Funds from Acceptance and Issuance of Securities	-	(729)	(729)	(10,886)	120	-
Super Pagamentos (3)	-	(729)	(729)	(10,886)	120	-
Borrowings and Onlendings	(1,535,730)	-	-	(183,741)	-	-
Banco Santander Espanha (2)	(188,529)	-	-	(181,051)	-	-
Santander Brasil EFC (3)	(1,309,525)	-	-	-	-	-
Banco Santander S.A. (Uruguay) (4)	(4,367)	-	-	(2,158)	-	-
Banco Santander Río S.A. (4)	-	-	-	(532)	-	-
Banco Santander de Negocios Colombia S.A. (4)	(33,309)	-	-	-	-	-
Dividends and Bonuses Payables	(380,589)	-	-	(3,795,205)	-	-
Banco Santander Espanha (2)	(59,089)	-	-	(589,227)	-	-
Sterrebeeck B.V. (2)	(200,893)	-	-	(2,003,291)	-	-
GES (2) (4)	(120,499)	-	-	(1,201,612)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (4)	(108)	-	-	(1,075)	-	-
Payables from Affiliates	(78,248)	(114,367)	(351,077)	(7,374)	(94,638)	(309,935)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(16,761)	(8,495)	(23,196)	-	(2,672)	(16,409)
Isban Brasil S.A. (4)	-	10,153	(45,843)	(339)	(23,534)	(75,003)
Produban Serviços de Informática S.A. (4)	(15,208)	(64,498)	(159,913)	-	(44,598)	(136,830)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(31,038)	(20,441)	(36,540)	-	(1,040)	(13,310)
Santander Microcrédito (3)	-	-	(22,176)	(3,595)	(8,185)	(27,268)
Santander Corretora de Seguros (Current name of Santander Participações S.A.) (3) (9)	(4,647)	(13,656)	(13,656)	-	-	-
Banco Santander Espanha (2)	(4,054)	-	-	(372)	(72)	(492)
Getnet S.A. (3)	(2,087)	(6,285)	(17,886)	(1,820)	(4,872)	(12,976)
Santander Securities Services Brasil DTVM S.A. (4)	(4,367)	(10,903)	(31,259)	(1,179)	(9,327)	(26,209)
Others	(86)	(242)	(608)	(69)	(338)	(1,438)
Debt Instruments Eligible to Compose Capital	(7,579,276)	(54,604)	(165,205)	(7,859,649)	(94,565)	(282,646)
Banco Santander Espanha (2) (7)	(7,579,276)	(54,604)	(165,205)	(7,859,649)	(94,565)	(282,646)
Donations	-	(3,700)	(11,050)	-	(3,300)	(10,000)
Fundação Sudameris	-	(3,700)	(11,050)	-	(3,300)	(10,000)

Other Payables - Others	(19,272)	(230,055)	(666,681)	(34,969)	(298,745)	(953,980)
Banco Santander Espanha (2)	-	(597)	(3,542)	-	(795)	(2,723)
Isban Brasil S.A. (4)	-	(78,854)	(239,775)	-	(74,259)	(223,300)
TecBan (6) (10)	-	(63,658)	(195,658)	-	(53,446)	(155,762)
Ingeniería (4)	-	(9,364)	(28,758)	-	(9,441)	(27,893)
Produban Serviços de Informática S.A. (4)	-	(8,753)	(26,970)	-	(12,944)	(41,539)
Produban Servicios (4)	-	(404)	(1,207)	-	(394)	(1,163)
Aquanima Brasil Ltda. (4)	-	(6,407)	(19,228)	-	(6,018)	(18,056)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	-	(18,680)	-	-
Getnet S.A. (3)	(15,553)	(51,853)	(118,879)	(13,038)	(134,639)	(466,941)
Santander Securities Services Brasil DTVM S.A. (4)	(3,719)	(8,063)	(26,132)	(3,251)	(5,355)	(12,988)
Others	-	(2,102)	(6,532)	-	(1,454)	(3,615)

					Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2017	12/31/2016	09/30/2016	09/30/2016
Cash	374,981	-	-	584,983	-	-
Banco Santander Espanha (2)	370,716	-	-	582,571	-	-
Banco Santander (México), S.A. (4)	1,688	-	-	1,034	-	-
Banco Santander Totta, S.A. (4)	2,415	-	-	1,261	-	-
Others	162	-	-	117	-	-
Interbank Investments	3,111,078	24,946	68,735	10,269,812	8,245	30,112
Banco Santander Espanha (1) (2)	3,111,078	24,946	68,735	10,269,812	8,245	30,112
Derivatives Financial Instruments - Net	(229,061)	(623,782)	(785,776)	(326,986)	27,060	137,181
Fundo de Investimento Santillana (4)	159,007	(860,912)	(936,700)	(155,095)	45,866	171,517
Abbey National Treasury (4)	(87,728)	12,476	4,710	(91,828)	(1,028)	36,223
Banco Santander Espanha (2)	(300,340)	224,654	146,214	(80,063)	(17,778)	(70,559)
Trading Account	630,905	60,736	202,295	154,823	851	8,144
Banco Santander Espanha (2)	542,581	60,126	201,685	62,705	756	7,845
Abbey National Treasury (4)	88,324	610	610	92,118	95	299
Foreign Exchange Portfolio - Net	321,214	166,272	543,977	(104,243)	213,200	89,976
Banco Santander Espanha (2)	321,214	166,272	543,977	(104,243)	213,200	89,976
Receivables from Affiliates	682,226	501,551	1,518,848	862,893	401,143	1,362,795
Zurich Santander Brasil Seguros e Previdência S.A. (4)	682,140	441,446	1,340,464	862,553	361,705	1,188,018
Zurich Santander Brasil Seguros S.A. (4)	-	57,197	174,924	-	39,161	173,948
Others	86	2,908	3,460	340	277	829
Other Receivables - Others	9,396	5,328	14,331	188,337	5,602	23,327
Banco Santander Espanha (2)	9,387	(9)	(189)	188,337	169	1,709
Banco Santander International (4)	-	4,811	12,258	-	4,259	16,980
Others	9	526	2,262	-	1,174	4,638

Deposits	(1,505,617)	(37,024)	(113,377)	(1,169,362)	(35,571)	(98,060)
Banco Santander Espanha (2)	(657,286)	(3,115)	(10,611)	(1,556)	-	-
Zurich Santander Brasil Seguros S.A. (4)	(2,031)	-	-	(8,725)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	(26,809)	-	-	(44,840)	-	-
Isban Brasil S.A. (4)	(37,937)	(679)	(1,707)	(22,232)	(725)	(2,501)
Produban Serviços de Informática S.A. (4)	(15,996)	(350)	(1,031)	(19,653)	(621)	(1,506)
Santander Brasil Gestão de Recursos Ltda. (4)	(109,500)	(1,723)	(5,412)	(39,361)	(3,958)	(10,636)
Fundo de Investimento Santillana (4)	(241,233)	(21,641)	(65,152)	(757,874)	(22,893)	(64,421)
Santander Brasil Asset (4)	(15,175)	(318)	(978)	(12,079)	(477)	(1,385)
Santander Securities Services Brasil DTVM S.A. (4)	(303,388)	(6,368)	(18,982)	(208,059)	(5,852)	(14,887)
Santander Securities Services Brasil Participações S.A. (4)	(68,473)	(1,520)	(5,071)	(52,484)	(958)	(2,462)
Webmotors S.A. (6) (10)	(22,920)	(1,242)	(4,219)	-	-	-
Others	(4,869)	(68)	(214)	(2,499)	(87)	(262)
Repurchase Commitments	(166,017)	5,605	(3,095)	(153,647)	(5,689)	(26,353)
SAM Brasil Participações S.A. (4)	-	-	-	-	3	-
Fundo de Investimento Santillana (4)	(166,017)	5,605	(3,095)	(153,647)	(5,692)	(26,353)
Borrowings and Onlendings	(226,205)	-	-	(183,741)	-	-
Banco Santander Espanha (2)	(188,529)	-	-	(181,051)	-	-
Banco Santander S.A. (Uruguay) (4)	(4,367)	-	-	(2,158)	-	-
Banco Santander Río S.A. (4)	-	-	-	(532)	-	-
Banco Santander de Negocios Colombia S.A. (4)	(33,309)	-	-	-	-	-
Dividends and Bonuses Payables	(380,589)	-	-	(3,810,624)	-	-
Sterrebeeck B.V. (2)	(200,893)	-	-	(2,003,291)	-	-
GES (2) (4)	(120,499)	-	-	(1,201,612)	-	-
SIH (4)	-	-	-	(15,419)	-	-
Banco Santander Espanha (2)	(59,089)	-	-	(589,227)	-	-
Banco Madesant (4)	(108)	-	-	(1,075)	-	-
Payables from Affiliates	(74,284)	(296,335)	(504,148)	(4,542)	(84,114)	(276,595)
Banco Santander Espanha (2)	(6,371)	(200,202)	(200,203)	(2,954)	(203)	(908)
Produban Servicios (4)	(16,761)	(8,782)	(24,137)	-	(2,877)	(17,835)
Isban Brasil S.A. (4)	-	9,161	(50,083)	(339)	(25,111)	(78,528)
Produban Serviços de Informática S.A. (4)	(15,208)	(64,516)	(159,991)	-	(44,680)	(136,975)
Ingeniería (4)	(31,038)	(20,441)	(36,540)	-	(1,040)	(13,310)
Santander Brasil Asset (4)	(72)	(393)	(1,310)	(70)	(746)	(2,014)
Santander Securities Services Brasil DTVM S.A. (4)	(4,367)	(10,903)	(31,259)	(1,179)	(9,327)	(26,209)
Others	(467)	(259)	(625)	-	(130)	(816)
Debt Instruments Eligible to Compose Capital	(7,579,276)	(54,604)	(165,205)	(7,859,649)	(94,565)	(282,646)
Banco Santander Espanha (2) (7)	(7,579,276)	(54,604)	(165,205)	(7,859,649)	(94,565)	(282,646)
Donations	-	(10,450)	(15,304)	-	(4,970)	(15,381)
Santander Cultural	-	(2,120)	(3,124)	-	(670)	(2,281)
Fundação Sudameris	-	(7,550)	(11,050)	-	(3,300)	(10,000)
Fundação Santander	-	(780)	(1,130)	-	(1,000)	(3,100)

Other Payables - Other	(18,188)	(193,995)	(566,864)	(30,684)	(113,496)	(340,279)
Banco Santander Espanha (2)	-	(597)	(3,542)	-	(797)	(2,730)
Isban Brasil S.A. (4)	-	(81,897)	(249,540)	-	(77,949)	(233,932)
Produban Serviços de Informática S.A. (4)	-	(9,060)	(28,046)	-	(13,299)	(42,566)
Ingeniería (4)	-	(9,387)	(28,830)	-	(9,517)	(28,139)
Produban Servicios (4)	-	(404)	(1,207)	-	(394)	(1,163)
Aquanima Brasil Ltda. (4)	-	(6,407)	(19,228)	-	(6,018)	(18,056)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	(14,469)	(14,003)	(14,003)	(30,684)	-	-
Santander Securities Services Brasil DTVM S.A. (4)	(3,719)	(8,063)	(26,132)	-	(5,355)	(12,988)
TecBan (6) (10)	-	(63,658)	(195,658)	-	-	-
Others	-	(519)	(678)	-	(167)	(705)

(1) Refers to investments in foreign currency (overnight) with maturity on October 2, 2017 and interest rates of 1.18% p.a. (12/31/2016 - with maturity on January 3, 2017 and interest rates of 0.68% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Direct or indirect controlled by Banco Santander.

(4) Direct or indirect controlled by Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Jointly Controlled - Santander Serviços.

(7) Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the first half of 2014.

(8) Corresponds to receivable values related to the Acquiring business.

(9) At the ESM held on May 8, 2017, was approved the change of company name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. (Note 15).

(10) Effective from January 1, 2017, CMN Resolution  4,517 of August 24, 2016, which establishes that equity interests in jointly-controlled entities must be accounted for using the equity method (Note 15).

(11) Incorporated company on August 31, 2017 (Note 15 e 37.d).

(12) Incorporated company on September 29, 2017 (Note 15 e 37.d).

27. Income from Services Rendered and Banking Fees

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2017	09/30/2017	09/30/2016	09/30/2016
Asset Management			202,989	643,098	282,797	788,013
Checking Account Services			736,992	2,114,993	580,838	1,615,858
Lending Operations and Income from Guarantees Provided			290,809	848,355	281,177	834,649
Lending Operations			133,128	393,371	125,820	403,461
Income Guarantees Provided			157,681	454,984	155,357	431,188
Insurance Fees			462,668	1,458,703	412,840	1,411,823
Cards (Debit and Credit) and Acquiring Services			796,915	2,285,946	790,523	2,390,850
Collection			357,144	1,013,305	312,021	890,297
Brokerage, Custody and Placement of Securities			119,762	399,563	78,734	299,655
Others			49,542	124,965	35,303	129,274
Total			3,016,821	8,888,928	2,774,233	8,360,419

						Consolidated
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2017	09/30/2017	09/30/2016	09/30/2016
Asset Management			250,522	759,713	292,489	811,376
Checking Account Services			746,511	2,144,462	673,416	1,880,784
Lending Operations and Income from Guarantees Provided			378,199	1,118,690	357,083	1,055,631
Lending Operations			220,517	663,714	201,726	624,443
Income Guarantees Provided			157,682	454,976	155,357	431,188
Insurance Fees			580,795	1,794,631	492,400	1,522,629
Cards (Debit and Credit) and Acquiring Services			1,233,538	3,545,548	1,025,358	2,858,841
Collection			359,861	1,023,391	314,077	893,908
Brokerage, Custody and Placement of Securities			159,420	499,603	114,796	399,045
Others			161,944	486,046	167,843	433,954
Total			3,870,790	11,372,084	3,437,462	9,856,168

28. Personnel Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Compensation	1,014,205	2,998,845	962,328	2,827,688
Charges	374,322	1,111,386	333,839	1,012,271
Benefits	315,688	991,952	335,710	1,008,236
Training	15,603	34,367	17,594	45,666
Others	3,280	11,814	5,533	24,254
Total	1,723,098	5,148,364	1,655,004	4,918,115

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Compensation	1,124,076	3,295,974	1,068,758	3,137,143
Charges	407,004	1,209,220	368,434	1,119,068
Benefits	339,148	1,067,428	363,409	1,092,333
Training	16,747	37,526	20,355	53,450
Others	(5,533)	11,957	9,429	28,462
Total	1,881,442	5,622,105	1,830,385	5,430,456

29. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Depreciation and Amortization (1)	855,756	2,509,314	797,521	2,363,108
Outsourced and Specialized Services	466,213	1,410,886	457,905	1,345,749
Communications	100,156	297,035	106,504	327,327
Data Processing	370,156	1,130,736	351,324	1,068,630
Advertising, Promotions and Publicity	145,136	296,425	80,230	219,689
Rentals	174,899	535,186	175,458	516,554
Transportation and Travel	36,953	108,968	38,829	122,873
Financial System Services	55,368	163,024	48,901	139,792
Security and Money Transport	153,909	450,956	156,099	477,359
Asset Maintenance and Upkeep	54,695	167,382	56,145	167,536
Water, Electricity and Gas	37,511	131,383	42,069	156,831
Materials	15,968	43,294	15,325	47,546
Others	193,461	372,156	79,385	251,497
Total	2,660,181	7,616,745	2,405,695	7,204,491

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Depreciation and Amortization (1)	984,522	2,886,776	923,209	2,693,455
Outsourced and Specialized Services	562,402	1,692,660	547,755	1,615,678
Communications	111,579	325,638	118,720	366,030
Data Processing	418,217	1,248,887	385,324	1,162,373
Advertising, Promotions and Publicity	167,401	354,577	101,247	273,468
Rentals	178,767	548,312	189,241	555,898
Transportation and Travel	46,343	134,367	52,511	161,333
Financial System Services	69,903	208,707	65,299	186,516
Security and Money Transport	154,248	451,963	173,409	525,301
Asset Maintenance and Upkeep	56,288	171,466	65,561	193,604
Water, Electricity and Gas	38,518	134,494	43,368	161,127
Materials	16,834	45,764	16,586	51,113
Others	243,743	529,688	137,435	399,504
Total	3,048,765	8,733,299	2,819,665	8,345,400

(1) In the third quarter of 2017, includes goodwill amortization of R$405,597 (2016 - R$400,739) in the Bank and R$457,075 (2016 - R$448,167) in the Consolidated and accumulated in the period R$S1,216,792 (2016 - R$1,213,259) in the Bank and R$1,368,539 (2016 - R$1,354,221) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Cofins (Contribution for Social Security Financing) (1)	567,774	1,377,343	356,564	1,725,952
ISS (Tax on Services)	114,751	341,361	99,388	306,318
PIS/Pasep (Tax on Revenue) (1)	92,263	223,818	57,942	280,467
Others (2)	67,404	229,073	95,933	299,712
Total	842,192	2,171,595	609,827	2,612,449

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Cofins (Contribution for Social Security Financing) (1)	691,719	1,729,399	456,328	1,998,104
ISS (Tax on Services)	139,666	414,784	119,722	363,482
PIS/Pasep (Tax on Revenue) (1)	120,177	304,015	81,262	345,643
Others (2)	95,671	328,474	137,327	419,446
Total	1,047,233	2,776,672	794,639	3,126,675

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	30,577	30,577	-	-
Reversal of Provision for Financial Guarantees Provided (Note 22)	(2,258)	46,410	-	-
Monetary Adjustment of Escrow Deposits	88,447	330,358	134,575	417,392
Recoverable Taxes	19,741	129,589	31,439	113,739
Recovery of Charges and Expenses	338,754	914,101	276,628	926,222
Monetary Variation	304,852	968,839	315,496	883,930
Others	31,869	104,752	194,486	327,672
Total	811,982	2,524,626	952,624	2,668,955

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Net Income Pension and Capitalization	89,386	270,412	84,319	235,324
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	16,545	16,545	-	-
Reversal of Provision for Financial Guarantees Provided (Note 22)	(2,258)	46,410	-	-
Monetary Adjustment of Escrow Deposits	127,879	450,840	185,548	575,178
Recoverable Taxes	36,590	186,980	51,903	173,840
Recovery of Charges and Expenses	274,317	723,103	202,401	701,881
Monetary Variation	306,609	973,473	316,335	885,195
Others	109,502	330,672	161,700	657,835
Total	958,570	2,998,435	1,002,206	3,229,253

(1) Includes R$74,869 in the Bank and R$76,562 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).

32. Other Operating Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Operating Provisions
Tax (Note 23.c)	(70,829)	-	(51,888)	45,375
Labor (Note 23.c)	272,057	801,921	465,983	829,850
Civil (Note 23.c)	145,520	539,595	160,207	512,957
Credit Cards	416,892	1,157,241	371,770	1,300,219
Actuarial Losses - Pension Plan (Note 35.a)	49,597	149,201	63,028	192,099
Monetary Losses	277	1,094	545	2,997
Legal Fees and Costs	38,363	110,669	30,066	84,012
Serasa and SPC (Credit Reporting Agency)	13,667	42,294	14,217	60,340
Brokerage Fees	14,700	44,145	13,750	49,670
Commissions	196,622	211,643	38,388	99,072
Impairment	-	22,215	-	-
Others (1) (2)	1,267,103	2,918,016	687,841	2,387,157
Total	2,343,969	5,998,034	1,793,907	5,563,748

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Operating Provisions
Tax (Note 23.c)	(94,117)	-	(95,527)	37,713
Labor (Note 23.c)	283,659	851,393	477,802	873,009
Civil (Note 23.c)	201,886	684,493	188,862	600,828
Credit Cards	416,549	1,192,455	273,370	884,755
Actuarial Losses - Pension Plan (Note 35.a)	48,869	147,231	63,037	192,116
Monetary Losses	1,248	4,697	3,756	7,011
Legal Fees and Costs	45,541	129,856	39,008	104,610
Serasa and SPC (Credit Reporting Agency)	14,120	44,185	16,752	67,473
Brokerage Fees	18,811	54,998	16,280	52,371
Commissions	521,136	976,716	154,929	427,171
Impairment	-	22,215	-	6
Others (1) (2)	1,470,803	3,647,311	983,011	3,288,975
Total	2,928,505	7,755,550	2,121,280	6,536,038

(1) Includes, mainly, inflation adjustment of provisions for lawsuits and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

(2) Includes R$214,640 in the Bank and R$218,992 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).

33. Non-Operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Result of Investments	-	1,787	-	-
Result on Sale of Other Assets	3,737	5,882	(12,207)	581
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	2,858	(264,090)	3,714	(7,717)
Expense on Assets Not in Use	(8,138)	(15,265)	(3,450)	(9,958)
Gains (Losses) of Capital	(10,173)	(17,717)	4,423	344
Other Income (Expenses)	(17,723)	47,776	7,094	39,525
Total	(29,439)	(241,627)	(426)	22,775

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Result of Investments	(813)	(1,839)	(463)	(1,134)
Result on Sale of Other Assets	4,421	7,590	(12,004)	919
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	3,507	(329,262)	3,690	(7,668)
Expense on Assets Not in Use	(9,240)	(17,619)	(4,115)	(12,651)
Gains (Losses) of Capital	(10,228)	(19,254)	(4,847)	(7,137)
Other Income (Expenses)	(22,192)	47,762	36,826	67,384
Total	(34,545)	(312,622)	19,087	39,713

(1) Accumulated in the period ended September 30, 2017, includes R$271,844 in the Bank and R$337,686 in the Consolidated referring to provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

34. Income Tax and Social Contribution

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Income Before Taxes on Income and Profit Sharing	4,164,460	9,078,195	1,669,506	11,255,089
Profit Sharing (1)	(420,372)	(1,042,503)	(313,138)	(888,026)
Interest on Capital	(1,000,000)	(1,500,000)	-	(500,000)
Income Before Taxes	2,744,088	6,535,692	1,356,368	9,867,063
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,234,839)	(2,941,061)	(610,365)	(4,440,178)
Equity in Subsidiaries (2)	227,017	624,094	179,687	398,448
Nondeductible Expenses, Net of Non-Taxable Income	(3,980)	82,059	36,449	160,437
Exchange Variation - Foreign Branches	(697,545)	(336,761)	187,766	(3,408,281)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	250,511	897,698	275,321	1,052,932
Other Adjustments Social Contribution Taxes 5% (4)	(319,666)	(691,743)	(42,985)	(477,213)
Other Adjustments, Including Profits Provided Abroad	(141,328)	(137,529)	51,783	336,037
Income and Social Contribution Taxes	(1,919,830)	(2,503,243)	77,656	(6,377,818)

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2017	09/30/2017	09/30/2016	09/30/2016
Income Before Taxes on Income and Profit Sharing	4,685,530	10,513,597	1,969,417	12,118,963
Profit Sharing (1)	(437,843)	(1,102,771)	(332,913)	(947,023)
Interest on Capital	(1,000,000)	(1,,000)	-	(500,000)
Unrealized Results	141	(178)	(36)	(107)
Income Before Taxes	3,247,828	7,910,648	1,636,468	10,671,833
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,461,523)	(3,559,792)	(736,411)	(4,802,325)
Equity in Subsidiaries (2)	(3,449)	3,681	173	475
Nondeductible Expenses, Net of Non-Taxable Income	6,264	116,471	52,156	222,586
Exchange Variation - Foreign Branches	(697,545)	(336,761)	187,766	(3,408,281)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	266,318	913,689	361,284	1,052,932
Effects of Change in Rate of CSLL (3)	34,754	101,045	(41,517)	9,938
Other Adjustments Social Contribution Taxes 5% (4)	(355,281)	(762,984)	(49,815)	(498,166)
Other Adjustments, Including Profits Provided Abroad	(132,617)	(87,302)	109,013	388,319
Income and Social Contribution Taxes	(2,343,079)	(3,611,953)	(117,351)	(7,034,522)

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate results in a volatility on the operational profit or loss and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on September 30, 2017 result in a gain of R$729 million (2016 - loss of R$7,362 million). On the other hand, the derivatives contracted to cover these positions generated a loss of "Derivatives Transaction" of R$1,390 million (2016 - gain of R$14,036 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$661 million (2016 - loss of R$6,674 million) represented by R$65 million (2016 - R$653 million) of PIS/Cofins and R$596 million (2016 - R$6,021 million) IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996 (Note 35.a.II).

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the third quarter of 2017, was R$21,602 (2016 - R$20,397) in the Bank and R$21,974 (2016 - R$20,993) in the Consolidated and accumulated in the period of R$63,089 (2016 - R$61,953) in the Bank and R$63,744 (2016 - R$64,182) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

Determination of Net Actuarial Assets (Liabilities)

				Bank
				09/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations		(20,320,315)	(3,241)	(1,261,630)
Fair Value of Plan Assets		18,174,981	4,576	1,766,165
		(2,145,334)	1,335	504,535
Being:
Superavit		581,414	1,335	504,535
Deficit		(2,726,748)	-	-
Amount not Recognized as Assets		442,953	1,335	504,535
Net Actuarial Asset on June 30, 2017		138,461	-	-
Net Actuarial Liability on June 30, 2017		(2,726,748)	-	-
Revenues (Expenses) Recorded (Note 32)		2,993	-	-
Net Actuarial Asset on September 30, 2017 (Note 12)		141,454	-	-
Payments Made		7,955	-	216
Revenues (Expenses) Recorded (Note 32)		(52,374)	-	(216)
Net Actuarial Liability on September 30, 2017 (Note 22)		(2,771,167)	-	-
Other Equity Valuation Adjustments		(3,924,402)	489	(731)
Actual Return on Plan Assets		989,530	337	164,449

				Bank
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,800,949)	(470,844)	(3,300)	(1,255,406)
Fair Value of Plan Assets	17,202,141	797,480	4,473	1,662,153
	(1,598,808)	326,636	1,173	406,747
Being:
Superavit	176,224	326,636	1,173	406,747
Deficit	(1,775,032)	-	-	-
Amount not Recognized as Assets	66,026	306,372	1,173	406,747
Net Actuarial Asset on December 31, 2016 (Note 12)	110,198	20,264	-	-
Net Actuarial Liability on December 31, 2016 (Note 22)	(1,775,032)	-	-	-
Payments Made in Exercise 2016	1,989,176	-	-	457
Revenues (Expenses) Recorded in Exercise 2016	(255,720)	(2,049)	-	(457)
Other Equity Valuation Adjustments on December 31, 2016	(3,091,368)	11,323	488	(672)
Actual Return on Plan Assets in Exercise 2016	2,914,934	151,690	995	361,089

				Consolidated
				09/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations		(20,571,415)	(3,241)	(1,261,630)
Fair Value of Plan Assets		18,650,127	4,576	1,766,165
		(1,921,288)	1,335	504,535
Being:
Superavit		805,460	1,335	504,535
Deficit		(2,726,748)	-	-
Value Unrecognized as Asset		643,420	1,335	504,535
Net Actuarial Asset on June 30, 2017		162,040	-	-
Net Actuarial Liability on June 30, 2017		(2,726,748)	-	-
Revenues (Expenses) Recorded (Note 32)		3,620	-	-
Net Actuarial Asset on September 30, 2017 (Note 12)		165,660	-	-
Payments Made		7,957	-	110
Revenues (Expenses) Recorded (Note 32)		(52,379)	-	(110)
Net Actuarial Liability on September 30, 2017 (Note 22)		(2,771,170)	-	-
Other Equity Valuation Adjustments		(3,932,480)	489	(731)
Actual Return on Plan Assets		1,023,620	337	164,449

				Consolidated
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,039,252)	(471,168)	(3,300)	(1,255,406)
Fair Value of Plan Assets	17,652,316	797,974	4,473	1,662,153
	(1,386,936)	326,806	1,173	406,747
Being:
Superavit	388,096	326,806	1,173	406,747
Deficit	(1,775,032)	-	-	-
Value Unrecognized as Asset	254,869	306,372	1,173	406,747
Net Actuarial Asset on December 31, 2016 (Note 12)	133,227	20,434	-	-
Net Actuarial Liability on December 31, 2016 (Note 22)	(1,775,032)	-	-	-
Payments Made in Exercise 2016	1,989,190	-	-	457
Revenues (Expenses) Recorded in Exercise 2016	(255,739)	(2,079)	-	(457)
Other Equity Valuation Adjustments on December 31, 2016	(3,084,466)	11,371	488	(672)
Actual Return on Plan Assets in Exercise 2016	3,002,177	151,680	995	361,089

(1) Includes amounts referring to the transfer of Sanprev Plans (Note 35.a.II).

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2017, valid to September 30, 2017 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in the period of December 31, 2016:

				Bank
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Experience Plan		(19,212)	(8)	(1,409)
Changes in Financial Assumptions		(841,484)	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(860,696)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate		51,338	107	76,768
Gain (Loss) Actuarial - Asset		51,338	107	76,768
Chance in Irrecoverable Surplus		(50,222)	(98)	(75,580)

				Bank
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(602,042)	(68,022)	240	(15,871)
Changes in Financial Assumptions	(1,944,759)	(43,885)	(241)	(122,567)
Changes in Demographic Assumptions	(13,211)	8,553	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,560,012)	(103,354)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,284,302	68,933	545	194,225
Gain (Loss) Actuarial - Asset	1,284,302	68,933	545	194,225
Chance in Irrecoverable Surplus	87,831	56,733	(543)	(48,539)

				Consolidated
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Experience Plan		(18,963)	(8)	(1,409)
Changes in Financial Assumptions		(851,358)	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(870,321)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate		61,391	107	76,768
Gain (Loss) Actuarial - Asset		61,391	107	76,768
Chance in Irrecoverable Surplus		(51,535)	(98)	(75,580)

				Consolidated
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(613,273)	(68,005)	240	(15,871)
Changes in Financial Assumptions	(1,968,465)	(43,916)	(241)	(122,567)
Changes in Demographic Assumptions	(13,671)	8,660	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,595,409)	(103,261)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,325,813	68,863	545	194,225
Gain (Loss) Actuarial - Asset	1,325,813	68,863	545	194,225
Chance in Irrecoverable Surplus	104,096	56,912	(543)	(48,539)

(1) Include amounts referring to the transfer of Sanprev Plans (Note 35.a.II).

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016, valid for September 30, 2017 and 2017:

Plans				Duration (in Years)
Banesprev
Plan I				11.47
Plan II				11.42
Plan III				8.44
Plan IV				16.34
Plan V				8.57
Pré-75				9.29
Meridional DCA, DAB e CACIBAN				6.22/5.56/6.58
Sanprev (1)
Plan I				6.29
Plan II				12.87
Plan III				9.12
Bandeprev
Plan Básico				9.11
Plan Especial I				6.54
Plan Especial II				6.48
SantanderPrevi
SantanderPrevi				6.59

(1) On January 2017, the management of these Plans was transferred to Banesprev (Note 35.a.II).

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		09/30/2017		09/30/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,774,166)	(567,088)	(3,915,920)	(567,088)
Fair Value of Plan Assets	3,505,199	-	3,636,850	-
	(268,967)	(567,088)	(279,070)	(567,088)
Being:
Superavit	-	-	-	-
Deficit	(268,967)	(567,088)	(279,070)	(567,088)
Value Unrecognized as Asset	-	-	-	-
Net Actuarial Asset on June 30, 2017	-	-	-	-
Net Actuarial Liability on June 30, 2017	(268,967)	(567,088)	(279,070)	(567,088)
Net Actuarial Asset on September 30, 2017 (Note 12)	-	-	-	-
Payments Made	13,832	9,361	14,241	9,361
Revenues (Expenses) Recorded	(24,996)	(14,648)	(25,856)	(14,648)
Net Actuarial Liability on September 30, 2017 (Note 22)	(280,131)	(572,375)	(290,685)	(572,375)
Other Equity Valuation Adjustments	(222,480)	(90,068)	(220,979)	(90,068)
Actual Return on Plan Assets	432,470	-	448,652	-

		Bank		Consolidated
		12/31/2016		12/31/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,557,640)	(555,160)	(3,691,329)	(555,160)
Fair Value of Plan Assets	3,190,984	-	3,310,895	-
	(366,656)	(555,160)	(380,434)	(555,160)
Being:
Superavit	-	-	-	-
Deficit	(366,656)	(555,160)	(380,434)	(555,160)
Value Unrecognized as Asset	-	-	-	-
Net Actuarial Asset on December 31, 2016 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2016 (Note 22)	(366,656)	(555,160)	(380,434)	(555,160)
Payments Made in Exercise 2016	54,754	29,345	55,907	29,345
Revenues (Expenses) Recorded in Exercise 2016	(59,703)	(56,367)	(61,311)	(56,367)
Other Equity Valuation Adjustments on December 31, 2016	(340,049)	(89,635)	(342,555)	(89,635)
Actual Return on Plan Assets in Exercise 2016	1,337,948	-	1,384,439	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2017, valid to September 30, 2017 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in the period of December 31, 2016:

				Bank
		06/30/2017		12/31/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	71,818	(433)	(1,115,634)	36,566
Changes in Financial Assumptions	(216,526)	-	(440,340)	(81,233)
Changes in Demographic Assumptions	-	-	-	(379)
Gain (Loss) Actuarial - Obligation	(144,708)	(433)	(1,555,974)	(45,046)
Return on Investment, Return Unlike Implied Discount Rate	264,725	-	696,589	-
Gain (Loss) Actuarial - Assets	264,725	-	696,589	-
Chance in Irrecoverable Surplus	-	-	366,656	-

				Consolidated
		06/30/2017		12/31/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	74,572	(433)	(1,153,410)	36,566
Changes in Financial Assumptions	(224,591)	-	(456,719)	(81,233)
Changes in Demographic Assumptions	-	-	-	(379)
Gain (Loss) Actuarial - Obligation	(150,019)	(433)	(1,610,129)	(45,046)
Return on Investment, Return Unlike Implied Discount Rate	274,613	-	718,628	-
Gain (Loss) Actuarial - Obligation	274,613	-	718,628	-
Chance in Irrecoverable Surplus	-	-	380,434	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016, valid for September 30, 2017:

Plans				Duration (in Years)
Cabesp				12.93
Bandepe				14.57
Free Clinic				11.03
Lifelong Directors				9.12
Circular (1)				12.91 e 10.05
Life Insurance				7.68

(1) The duration 12.91 refers to the plan of Former Employees of Banco ABN Amro and 10.05 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan as of December 31, 2016, valid as of September 30, 2017, are as follows:

				Bank/Consolidated
Equity Instruments				1.0%
Debt Instruments				98.2%
Real Estate				0.3%
Others				0.5%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		06/30/2017		12/31/2016
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.4 (1) and 10.9%	10.3 (2) and 10.8%	10.9	10.8
Rate Calculation of Interest Under Assets to the Next Year	10.4 (1) and 10.9%	10.3 (2) and 10.8%	10.9	10.8
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev I, II, V and Pré 75 and Sanprev II (2) Cabesp.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one basis point in the rate of health care cost would have the following effects in December 31, 2016, valid to September 30, 2017:

				Sensibility
			(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities			58,416	(24,839)
Effect on the Present Value of Obligations			532,768	446,061

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The long-term incentive plans SOP 2014, PSP 2013 and SOP 2013 were closed in the year 2016. In 2017, the only stock purchase plan of the Bank that remains open for the year is the Deposit Certificate Purchase Option Plan of Units (SOP 2013), as approved in the General Shareholders' Meeting of April 29, 2013.

(i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

					SOP2013 (1)
TSR Position					% of Shares Exercisable
1°						100%
2°						75%
3°						50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For the fair value measurement of the plans options the following premises were used:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 Years
Average Exercise Time						5 Years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value for Shares						R$5.96

The average value of shares SANB11 (shares of the Bank in B3 S.A. (Current Corporate Name of BM&FBovespa)) on September 30, 2017 was R$28.26 (12/31/2016 - R$19.94).

On the period accumulated ended on September 30, 2017, no pro rata expenses were recorded (2016 - expense of R$15,710 Bank and R$15,905 Consolidated), related to the Stock Option Certificate (SOP). In the same period 2017, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (PSP), in the same period of 2016, expenses were recorded  in the amount of R$9,506 Bank and R$9,798 Consolidated.

	Number of Units
		Exercise Price	Concession Year	Employees Group	Date of Commencement Exercise Period	Date of Expiry of Exercise Period
Balance Plans on Dec/31/2015	12,663,604
Cancelled Options (SOP 2013)	(1,346,779)	12.84	2013	Executives	06/30/2016	06/30/2018
Exercised Options (SOP 2013)	(6,377,786)	12.84	2013	Executives	06/30/2016	06/30/2018
Granted Options (SOP 2013)	220,606	12.84	2013	Executives	06/30/2016	06/30/2018
Cancelled Options (PSP 2013)	(298,446)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PSP 2013)	(2,147,515)		2013	Executives	08/13/2013	06/30/2016
Canceled Options (SOP 2014)	(34,196)	14.31	2011	Executives	06/30/2014	06/30/2016
Exercised Options (SOP 2014)	(693,230)	12.72	2011	Executives	06/30/2014	06/30/2016
Balance Plans on Dec/31/2016	1,986,258
Exercised Options (SOP 2013)	(761,711)	12.84	2013	Executives	06/30/2016	06/30/2018
Balance Plans on Sep/30/2017	1,224,547
SOP 2014	-	12.72	2011	Executives	06/30/2014	06/30/2016
SOP 2013	1,224,547	12.84	2013	Executives	06/30/2016	06/30/2018
PSP 2013	-		2013	Executives	08/13/2013	06/30/2016
Total	1,224,547

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

It is considered that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander's relative RTA position was calculated, on the grant date, based on the report provided by external evaluators, based on the Monte Carlo valuation model, performing 10 thousand simulations to determine the RTA of each company in the Reference Group, considering the following variables. The results (each representing the delivery of a certain number of shares) are classified in descending order by calculating the weighted average and discounting the value at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
				2 Years	3 Years	4 Years
Future Income Dividend				11.10%	10.80%	9.50%
Expected Volatility				32.70%	34.70%	36.90%
Volatility Comparator				12% - 52%	16% - 56%	16% - 52%
Risk-Free Interest Rate				1.70%	2.10%	2.50%
Correlation				0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the cotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA Versus Competitors

• ROTE (Return on Tangible Capital) Bank Versus Budget

Indicators - Stage 2

• RTA versus Competitors

• ROTE Bank Versus Budget

• Employee Satisfaction

• Customer Satisfaction

• Corporate Entailment versus Budget

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares			Date of Commencement of the Period		Date of Expiry of Period
		Granted Year	Employees
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan/2014		Dec/2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan/2015		Dec/2018
Balance Plans on September 30, 2017	3,388,106

On the period accumulated ended on September 30, 2017, pro rata expenses were recorded in the amount of R$3,481 in the Bank and R$3,523 in the Consolidated (2016 - no expenses were recorded in the Bank and Consolidated), referring to the costs on the respective dates of the aforementioned cycles, for the total plans Of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the Financial Stability Board (FSB) agreed at G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as showed below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable compensation is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three following years to the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

On October 25, 2016, the Board of Director approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the period accumulated ended on September 30, 2017, we recorded expenses in the amount of R$7,510 (2016 - revenues in the amount of R$5,653) in the Bank and R$7,468 (2016 - revenues in the amount of R$6,000) in the Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the period accumulated ended on September 30, 2017, there were recorded expenses of R$22,299 (2016 - R$4,395) in the Bank and R$22,358 (2016 - R$4,001) in the Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international best practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

Types of Risk

Credit Risk

Is the exposure to loss in the case of total or partial default by clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of customers and portfolios, as established by the Executive Committee.

Market Risk

Is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks that might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Operational Risk

Is the risk of loss based in inadequacy or failures with process, people, systems and / or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Bank, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occur as a consequence of strategic risks. Management and control of operational risk are supported by the model of lines of defense, where roles and responsibilities are assigned to all layers of the organization to the topic of operational risks.

The Operational Risk Control department is responsible for the 2nd line of defense, defining policies, methodology and tools for risk management, as well as challenging the 1st line of defense (other departments).

The model allows continuous improvement in the management and control of operational risks, prevention and reduction of losses and risk events, identification of action plans and maintenance of business continuity, converging to the strengthening of the internal control environment.

Compliance Risk

Is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and best banking practices. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

Money Laundering and Terrorism Financing Risk

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your clients for Money Laundering through the contracting of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

In order to prevent and combat money laundering and terrorist financing, the Bank has an Institutional Governance based on the best practices of control and compliance with the world standards of organisms and authorities in the countries where it operates.

Based on internal and external regulations, including the Anti-Corruption Law 12,846 / 2013, the Bank conducts periodic training and aims to train, alert and educate its employees.

Reputational Risk

Is the risk of the Bank suffer damages and significant financial losses caused by the opinion that its clients, investors and public have about the Bank's relationship with all elements that compose the society.

Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is being followed. The PRSA was reviewed in 2016 and continues to be a driver of social and environmental management. The governance of the PRSA has been consolidated in 2016, through the implementation of KPI´s panel, monitored by a group composed of the different areas, responsible for analyzing the progress and challenges involved in guaranteeing the compliance with its guidelines. Moreover, the Internal Audit department conducts the process of supervision of compliance with the commitments undertaken in relation to the Social and Environmental Responsibility Policy and associated policies.  The PRSA is also monitored and assessed by the Sustainability Committee, linked to the Board of Directors.

The commitments established in the PRSA are complemented by others detailed in policies such as Anticorruption Policy, Supplier Relation Policy, Human Rights policy, Social and Environmental Risk Policies. Among those, the Social Private Investment Policy aims to drive the Bank´s Social Private Investment strategy, defining the guidelines for the creation and maintenance of the bank´s social programs.

Social and Environmental Risk is analyzed in order to mitigate issues arising from operational risk, capital risk, credit risk and reputational risk.

Social and Environmental Risk management for Wholesales Banking is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

Since 2009, Banco Santander has been a signatory of the Equator Principles to mitigate socio-environmental risks in the financing of large projects.

The credit rating process for clients from the Corporate sector - companies with revenue of more than BRL200 million - began to include a score for their social and environmental practices. The initiative known as Social and Environmental Rating, involves direct benefits for: 1) the client, which now has its social and environmental responsible practices rewarded with better credit terms; 2) the Bank, which has strengthened its credit; 3) and Society, by encouraging responsible practices to the clients´ business, promoting and incentivizing corporate responsibility in different production chains and sectors.

The relationship between Santander and its suppliers is backed by the Global Compact guidelines - a UN initiative to adopt globally accepted practices in areas such as human rights, labor relations, the environment and the fight against corruption, which has been a signatory since 2007. These guidelines are present in the competition, homologation and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socioenvironmental aspects, and for 100% of suppliers of high criticality, the Bank has a Supplier Qualification Index (IQF). In the formalization of the provision of a service or acquisition of a good, the Bank uses contracts that have clauses of social and environmental responsibility aligned with the guidelines of the Global Compact. We implemented the Corporate Framework of Agreements with Third Parties and Control of Suppliers, which establishes guidelines that regulate the relationship between the Group's entities and suppliers, in order to mitigate the inherent risks of the business, from the contracting and / or outsourcing process, as well as during the term of the contract. During the service rendering, we have a process of monitoring our suppliers, verifying the regularity of tax, tax and labor obligations and transparency in relation to the Public Administration, allowing the adoption of actions to mitigate risks. It considers risks such as: Technological and Operational, Reputational, Legal, Compliance, Sustainability, among others.

Risk Control Function

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the Risk and Capital Management (GIRC) structure and entered into force 180 days from the date of its publication. The Resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS), constitution of a Risk Committee and appointment of a director for management and director of capital. Banco Santander carried out a mapping of the necessary actions, aiming at adherence to the new Resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

Banco Santander has an Integrated Risk Management area for identification, monitoring, control and consolidation, ensuring the correct treatment of all risks (financial and non-financial) to which it is potentially exposed, ensuring follow-up in appropriate internal forums of governance.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general management.

Without prejudice the independence aforementioned, the three lines of defense should act together to maximize their efficiency and boost their effectiveness.

Definition of the Defense Lines

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to the appetite and limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed by specialized teams in risk control and supervision of its management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Audit, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, VPE and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR - Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risks, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and Local Audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate the estimated default rates, both the client and the portfolio, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized due to the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and clients with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst defined, which prepares analyses, forwards to the Committee and monitors the client´s risk evolution. Also covers clients of the wholesale segment: Corporate and Global Corporate Banking (GCB), financial institutions and certain enterprises; and

• Standardized Management - dedicated to individuals and companies not framed as individual clients. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the clients and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a client's credit or another operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to clients are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for clients who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and GCB, with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For clients with standardized management, for both companies and clients, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre requirement for the Bank’s strategic planning, risk appetite limits are defined. Metrics and limits are approved by the Executive risk committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

For GCB clients it is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a operational limit model simplified for clients who meet certain requirements (high knowledge, rating, among others).

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

It consists of examining the ability of the counterparty to meet its contractual commitments with the Bank and other entities of the Financial and Prudential Conglomerate.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be reviewed with greater frequency if the risk profile of the client requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside of the credit limits stablished.

Decision-Making on Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially, in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and environment.

This monitoring can result in customer classification in FEVE (Special Surveillance Firms), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These clients are reviewed every six months or every quarter for cases of more severe categories. The classification FEVE can also arise from the review carried out by the Local Audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, it is done the control of the guarantees sufficiency, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models which might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent client portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of clients by drawing more assertive strategies for recovery.

Clients most likely to pay are classified as low-risk clients with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the recovery channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific recovery methods according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent clients with overdue more than 60 days and higher values; and

• Specialized external offices to recover, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold, all relationship and transactional means remain in the Bank.

Sales of Defaulted Loans Portfolio

Focusing on defaulted operations, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management aiming:

• To define coherent way the functions of each team involved in capital management;

• To ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are met;

• To ensure that actions related to the institution's strategy consider the impacts generated in the allocation of capital;

• To ensure that senior management actively participates in management and is informed with recurrence about the behavior of capital indicators.

In addition, the responsibilities of the main departments involved are defined, according to lines of defense:

• First line of defense: responsible for coordinating the capital management process, annual capital planning, capital structure, monitoring the capital budgets;

• Second line of defense: should ensure effective control of capital risk management and evaluate that the level of risk appetite is covering the Bank's capital;

• Third line of defense: Independent reviews.

All processes, calculations, and models involved in capital management are audited and validated internally as third line of defense, having the results reported to the Management.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management which are guidelines for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/17.

Other Information

As of governance established, the main activities to be adopted for capital management are defined:

• Definition of solvency and capital contribution targets;

• Development of a Multiyear Capital Plan;

• Assessment of the Capital Adequacy;

• Development of Annual Capital Budget;

• Monitoring and controlling the budget´s performance and development of action plans to correct any budget´s deviation.

• Preparation of internal capital reports as well as reports to the supervisor and the market.

For the stages of defining the capital targets, multiyear capital plan, budget and monthly control, it is verified the consistency with regulatory requirements, the institution's risk profile and risk appetite indicators.

Finally, It is worth mentioning, that the process of management, monitoring and control of capital is carried out for both regulatory and economic capital.

37. Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

b) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

c) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups.

d) Other Corporate Movements

The following corporate acts were also carried out:

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$39,634,734 (12/31/2016 - R$34,251,930) in the Bank and R$40,331,918 (12/31/2016 - R$35,063,909) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,722,068 (12/31/2016 - R$1,533,620) and the total amount of investment funds and assets managed is R$184,483,014 (12/31/2016 - R$158,734,033) recorded in compensation accounts.

c) The insurance contracted in effect on September 30, 2017, the global bank, fires, vehicles and other, have coverage amount of R$1,316,447 (12/31/2016 - R$876,519) in the Bank and R$1,323,806 (12/31/2016 - R$885,043) in the Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (12/31/2016 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) As of September 30, 2017 and December 31, 2016, there were no related operations and obligations related to active operations. In the acumulated of the period ented of September 30, 2016, revenues from related operations were recorded in the amount of R$170 and expenses related to the obligations related to operations related to R$170.

e) Clearing and Settlement Agreements - CMN Resolution 3,263 / 2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease.

Total future minimum payments of non-cancelable operating leases:

	09/30/2017	12/31/2016
Up to 1 Year	606,739	646,804
Between1 to 5 Years	1,581,089	1,789,670
More than 5 Years	502,495	496,802
Total	2,690,323	2,933,276

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$1,041 (12/31/2016 - R$1,013) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2017, were at the valued of R$155,790 (2016 - R$162,378) and accumulated in the period of R$489,074 (2016 - R$487,112).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option linked to all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, it was not registered any corresponding obligation.

h) In the context of the operation, there were granted between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso) a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Executives' Report on the Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on September 30, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicenti
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Executives' Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, V, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended September 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Members of Banco Santander´s Executive Board on September 30, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicenti
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 24, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer